Who We Are

Rogers Communications Inc. is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com or investors.rogers.com. Information on or connected to this and any other websites referenced in this document does not constitute part of this document.

Trademarks in this circular are owned or used under license by Rogers Communications Inc. or an affiliate. This circular also includes trademarks of other parties. The trademarks referred to in this circular may be listed without the ™ symbols. ©2024 Rogers Communications.

Please Register for Electronic Delivery of

Shareholder Materials

In our continuing effort to reduce environmental impacts and printing and postage costs, Rogers Communications Inc. has adopted the “notice-and-access” provisions of the Canadian securities regulations. Under notice-and-access, Canadian companies may post electronic versions of shareholder meeting-related materials, such as information circulars and annual financial statements, on a website for investor access, with notice of the meeting and availability of the materials provided by letter. Physical copies of such materials are still made available if specifically requested. Shareholders who have already signed up for electronic delivery of meeting materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, please refer to the instructions below.

Beneficial Shareholders – If you hold your Rogers shares in a brokerage account or with another financial intermediary, such as a bank or trust company, register for electronic delivery at InvestorDelivery.com (provided your institution participates in the Electronic Delivery program) using your personalized Enrolment Number, which can be found on the right-hand side of the mailing sheet or your Class A Voting Instruction Form.

Registered Shareholders – If your Rogers shares are registered directly in your name with our transfer agent, TSX Trust Company, please register for electronic delivery at tsxtrust.com/edelivery using your personalized Holder Account Number, which can be found on either the separate election form or your Class A Form of Proxy.

Letter to Shareholders

Dear Shareholders,

You are invited to attend Rogers Communications Inc.’s Annual and Special Meeting of Shareholders, which will be held at 11:00 a.m. (Eastern Time) on Wednesday, April 24, 2024 as an in-person and online (hybrid) meeting at 333 Bloor Street East, Toronto, Ontario and via webcast. We and our colleagues on the Board of Directors and executive team look forward to seeing you as we present our views on our 2023 achievements and outline our plans for the future.

This Information Circular contains important information about the Annual and Special Meeting of Shareholders and the business to be conducted, voting, the individuals nominated to serve as directors, our corporate governance practices, and how we compensate our executive officers and directors. If you are a holder of Class A Voting Shares, please use the proxy or voting instruction form provided to you to submit your vote prior to the meeting.

We would like to recognize the many contributions of Phil Lind, who passed away in August 2023. Phil worked for Rogers for 54 years and helped build Rogers into the telecom and media powerhouse it is today. He has been involved in every key decision in the company’s history and we are forever grateful for his countless contributions.

In addition to the in-person component, the meeting will be available online via webcast at https://web.lumiagm.com/433965801. A rebroadcast of the meeting webcast will be available at the Investor Relations section of our website at investors.rogers.com after the meeting.

We hope you can join us in person or online on April 24, 2024.

Sincerely,

Edward S. Rogers	Tony Staffieri
Chair of the Board	President and Chief Executive Officer

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 1

Where To Find It

3	Notice of Annual and Special Meeting of Shareholders and Availability of Investor Materials

6	Information Circular

7	Voting Information
	7	Registered Shareholders
	10	Beneficial Owners (Non-Registered Holders)
	11	How to Attend the Meeting Online
	11	How Votes are Counted
	12	Outstanding Shares and Main Shareholders
	13	Restricted Share Disclosure

14	Business of the Meeting
	14	Election of Directors
		14	The Proposed Nominees
	22	Appointment of Auditors
	23	Directors’ Restricted Share Unit Plan

26	Executive Compensation
	26	Human Resources Committee Letter to Shareholders
	29	Compensation Discussion & Analysis
	44	Summary Compensation Table
	46	Incentive Plan Awards
	53	Pension Benefits
	55	Termination and Change of Control Benefits

57	Director Compensation

62	Securities Authorized for Issuance Under Equity Compensation Plans

63	Indebtedness of Directors and Executive Officers

64	Corporate Governance
	64	Statement of Corporate Governance Practices
	65	Board Composition
	68	Board Skills Matrix
	69	Board Mandate and Responsibilities
	69	Code of Conduct and Ethics and Business Conduct Policy
	69	Director Orientation and Continuing Education
	70	Director Nomination and Board Assessment, Gender Diversity, and Term Limits
	71	Gender Diversity in Executive Officer Positions
	71	Risk Management Oversight
	71	Audit and Risk Committee
	72	Other Good Governance Practices
	72	Interaction with Shareholders

73	Report of the Audit and Risk Committee

75	Other Information

76	Appendices
		76	A - National Instrument Requirements
		84	B - Board of Directors Mandate
		90	C - Standing Committee Mandates
		116	D - Directors’ Restricted Share Unit Plan

2 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual and Special Meeting of Shareholders and Availability of Investor Materials

We invite you to the Rogers Communications Inc. Annual and Special Meeting of Shareholders (the meeting).

When Wednesday, April 24, 2024 11:00 a.m. (Eastern Time)	Where 333 Bloor Street East, Toronto, Ontario and online at https://web.lumiagm.com/433965801

BUSINESS OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS:

1.	receiving the consolidated financial statements for the year ended December 31, 2023, including the external auditors’ report;

2.	electing 14 directors to our Board of Directors (see “Election of Directors” in the Information Circular);

3.	appointing the external auditors (see “Appointment of Auditors” in the Information Circular);

4.

to consider and, if thought advisable, to pass a resolution in the form set out in the Information Circular approving the adoption of the Directors’ Restricted Share Unit Plan (see “Directors’ Restricted Share Unit Plan” in the Information Circular); and

5.	considering any other business that may properly come before the meeting.

YOU HAVE THE RIGHT TO VOTE

You are entitled to notice of, to attend, and to vote at the meeting if you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 1, 2024 (subject to the voting restrictions described in the Information Circular). Specific voting instructions are included on the proxy form included with this Notice, which you have received if you are a registered holder of Class A Shares, or the voting instruction form included with this Notice, which you have received if you are a beneficial holder of Class A Shares. If you are a registered holder of Class A Shares or a duly appointed and registered proxyholder and wish to vote at the meeting, please attend the meeting in-person or online.

If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting and ask questions, but not to vote at the meeting.

NOTICE-AND-ACCESS

Rogers is using the “notice-and-access” provisions of Canadian securities rules under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” (NI 54-101) and National Instrument 51-102 — “Continuous Disclosure Obligations” (NI 51-102) for distribution of the meeting materials to shareholders. Under notice-and-access, Canadian companies are not required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 3

statements, unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make paper copies of such documents available upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as outlined in this meeting notice, if provided to you, or as instructed on the inside front cover of the Information Circular.

VOTING CLASS A SHARES

As a registered holder of Class A Shares you have a number of ways to vote your shares. These are detailed on the proxy form included with this package. Unless you attend and vote at the meeting either in person or online or have duly appointed and registered another person to attend the meeting online on your behalf and vote your shares, as proxyholder, we must receive your completed proxy or voting instructions no later than 2:00 p.m. (Eastern Time) on April 23, 2024.

If you are the beneficial owner of Class A Shares, please see “Beneficial Owners (Non-Registered Holders)” in the Information Circular and the voting instruction form included with this package for voting information.

Please note that to allow online attendance and voting at the meeting a holder of Class A Shares who appoints a proxyholder, other than the management appointees named on the proxy form or voting instruction form, MUST ALSO register such proxyholder with our transfer agent TSX Trust Company after submitting their form of proxy or voting instructions. Failure to register the proxyholder with our transfer agent will result in the proxyholder (i) not receiving a 13-digit proxyholder control number to attend or vote at the meeting online as a proxyholder, and (ii) only being able to attend the meeting online as a guest.

We also encourage you to review the matters to be voted upon at the meeting as described in the Information Circular at investors.rogers.com/corporate-governance/agm-materials before voting.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including the Information Circular and Rogers’ annual report to shareholders, which includes our 2023 audited financial statements, can be reviewed and downloaded from investors.rogers.com/corporate-governance/agm-materials or under the Rogers Communications Inc. profile on SEDAR+ at sedarplus.ca or on EDGAR at sec.gov. The electronic copies of investor materials make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials, please contact us at investor.relations@rci.rogers.com, at 647.435.6470 or toll free at 1.844.801.4792, prior to April 10, 2024 and we will send them, at no charge, within three business days, giving you sufficient time to receive the materials before the meeting and vote your proxy. Following the meeting, the documents will remain available at the website listed above for at least one year.

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ADMISSION TO THE MEETING

Shareholders wishing to attend the meeting in person will be required to produce a proxy, voting instruction form, or otherwise provide proof of share ownership to gain admission.

Shareholders may also participate in the meeting online as described below. Shareholders will have an equal opportunity to attend at the meeting online regardless of their geographic location. Registered holders of Class A Shares and duly appointed and registered proxyholders will be able to participate in the meeting online, including asking questions and voting, provided they are connected to the internet and comply with all requirements set out in the Information Circular. Beneficial holders of Class A Shares who have not duly appointed and registered themselves as proxyholder will be able to attend the meeting online and ask questions, but will not be able to vote at the meeting. Registered holders of Class B Non-Voting Shares will be able to attend the meeting online and ask questions.

A rebroadcast of the meeting will also be available following the meeting at investors.rogers.com.

Should you have any questions related to this meeting or notice-and-access, please contact us at investor.relations@rci.rogers.com, at 647.435.6470 or toll free at 1.844.801.4792.

On peut obtenir le texte français de la circulaire d’information en communiquant avec les Relations aux investisseurs, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou par courriel à investor.relations@rci.rogers.com ou encore en téléphonant au 647.435.6470, ou sans frais au 1.844.801.4792.

By order of the Board of Directors,

Marisa Wyse

Corporate Secretary

Toronto, Ontario, Canada

March 5, 2024

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 5

Information Circular

Information is as of March 5, 2024 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the Annual and Special Meeting of Shareholders to be held on April 24, 2024 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail; however, we may solicit proxies by telephone, in writing, or in person by our directors, officers, or designated agents, at nominal cost.

In this document:

•	we, us, our, Rogers, RCI, and the Company refers to Rogers Communications Inc.;

•	you refers to a shareholder of Rogers Communications Inc.; and

•	circular means this information circular.

NOTICE-AND-ACCESS

Rogers is using the “notice-and-access” provisions of Canadian securities rules under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” (NI 54-101) and National Instrument 51-102 — “Continuous Disclosure Obligations” (NI 51-102) for distribution of the meeting materials to shareholders. Under notice-and-access, Canadian companies are not required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements, unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make paper copies of such documents available upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as instructed on the inside front cover of this circular.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including this circular and Rogers’ annual report to shareholders, which includes our 2023 audited financial statements, can be reviewed and downloaded from investors.rogers.com/corporate-governance/agm-materials or under the Rogers Communications Inc. profile on SEDAR+ at sedarplus.ca or on EDGAR at sec.gov. The electronic copies of investor materials make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials, please contact us at investor.relations@rci.rogers.com, at 647.435.6470, or toll free at 1.844.801.4792, prior to April 10, 2024 and we will send them, at no charge, within three business days, giving you sufficient time to receive the materials before the meeting and vote your proxy. Following the meeting, the documents will remain available at the website listed above for at least one year.

6 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Voting Information

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Company by our Transfer Agent and Registrar, TSX Trust Company.

WHO CAN VOTE?

If you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 1, 2024 (the record date), you will be entitled to attend and vote those Class A Shares at the meeting (in person or online) or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (Class B Non-Voting Shares) on the record date, you will be entitled to attend and ask questions at the meeting (in person or online) or any adjournments or postponements of the meeting, but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting in person will be required to produce a proxy, voting instruction form, or otherwise provide proof of share ownership to gain admission.

VOTING BY PROXY

If you are entitled to vote Class A Shares, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting, you may still and are encouraged to vote on the matters to be considered at the meeting in one of two ways:

1.

You may authorize the management representatives named on the enclosed proxy form to vote your Class A Shares. If you choose this option, there are four ways in which you can give your voting instructions:

•	Mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign, date, and return the proxy form in the envelope provided. The address for receiving proxies is Secretary of the Company, Rogers Communications Inc., c/o TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

•	Telephone (Canada and the United States only)

Call the toll-free number on the enclosed proxy form using a touch-tone telephone and follow the voice instructions. Please have your control number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy form. If your proxy form does not contain a control number, you will not be able to vote by telephone.

•	Internet

Follow the instructions on the enclosed proxy form in order to give your voting instructions online. Please have your proxy form with you when you are ready to proceed, as it contains the information you will need to give your voting instructions online.

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 7

•	Fax/E-mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax both sides of the completed proxy form to TSX Trust Company at 416.595.9593, or scan both sides and e-mail it to proxyvote@tmx.com.

or

2.

You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed proxy form, you may indicate how you want your shares voted and you must return your proxy by mail. To return your proxy by mail you must sign, date, and return the proxy form in the envelope provided. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must participate in the meeting and vote on your behalf in order for your votes to be counted.

For your proxyholder to attend and vote online at the meeting you must also telephone TSX Trust Company at 1.866.751.6315 (within North America) or 416.682.3860 (outside North America), or by completing an online form at www.tsxtrust.com/control-number-request, by April 22, 2024 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth on your proxy and will allow your proxyholder to log in to and vote at the meeting online. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

Unless you intend to attend and vote in person at the meeting or you or your duly appointed and registered proxyholder intends to attend and vote online at the meeting (see “Voting Online at the Meeting” below), please remember that your proxy or voting instructions must be received no later than 2:00 p.m. (Eastern Time) on April 23, 2024.

Your Voting Choices

You may instruct your proxyholder how you want to vote by marking the appropriate box or boxes on the proxy form. Your proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy form are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

•	FOR the election as directors of the proposed nominees shown in this circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR the resolution in the form set out in this circular approving the adoption of the Directors’ Restricted Share Unit Plan

•	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed, or new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations, or other business.

8 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Changing Your Mind

You may revoke your proxy form:

•

by delivering a subsequent completed and signed proxy form, to supersede the original proxy vote, with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Ms. Kareen Zimmer), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 23, 2024, or to the chair or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•

by delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Ms. Kareen Zimmer), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 23, 2024, or to the chair or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	by participating in the meeting and voting at the meeting;

•	as our Articles permit; or

•	as otherwise permitted by law.

VOTING ONLINE AT THE MEETING

Registered holders of Class A Shares and their duly appointed and registered proxyholders may vote online at the meeting by completing a ballot online during the meeting, as further described below under “How to Attend the Meeting Online”.

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 9

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company, or trustee, rather than in your name. As noted above, since Rogers is using notice-and-access, we are not mailing paper copies of information circulars and annual financial statements to shareholders unless specifically requested.

We are not sending notices of the meeting or proxy forms directly to non-objecting beneficial owners (NOBOs) as permitted under NI 54-101. Instead, we have distributed copies of the notice of meeting to the intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials, along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We do not pay for intermediaries to deliver proxy-related materials to objecting beneficial owners (OBOs).

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary, or its agent on behalf of their intermediary, asking for their voting instructions. Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, TSX Trust Company.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES GIVE VOTING INSTRUCTIONS?

Your representative may have sent to you the notice of meeting, including a voting instruction form or a blank proxy form signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

Non-registered holders of Class A Shares who have not duly appointed and registered themselves as proxyholder will not be able to vote at the meeting but will be able to attend the meeting and ask questions. This is because the Company and our transfer agent, TSX Trust Company, do not have a record of the non-registered holders of Class A Shares, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES VOTE IN PERSON AT THE MEETING?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy form you received from your representative and then follow your representative’s instructions.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES VOTE ONLINE AT THE MEETING?

If you are a non-registered holder of Class A Shares and wish to attend and vote online at the meeting, you can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy form you received from your representative and then follow your representative’s instructions. YOU MUST also telephone TSX

10 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Trust Company at 1.866.751.6315 (within North America) or 416.682.3860 (outside North America), or by completing an online form at www.tsxtrust.com/control-number-request, by April 22, 2024, and provide TSX Trust Company with the required information so that TSX Trust Company may provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will allow you to log in to and vote at the meeting. Without a 13-digit proxyholder control number you will only be able to log in to the meeting as a guest and will not be able to vote.

CHANGING YOUR MIND AS A NON-REGISTERED HOLDER

As a non-registered holder of Class A Shares, you may change your voting instructions or decide to vote at the meeting by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you at least seven days before the meeting.

HOW TO ATTEND THE MEETING ONLINE

Rogers is holding the meeting as an in-person and online (hybrid) meeting. Attending the meeting online enables registered holders of Class A Shares and duly appointed and registered proxyholders, including non-registered holders of Class A Shares who have duly appointed and registered themselves as proxyholder, to attend the meeting online and ask questions. Registered holders of Class A Shares and duly appointed and registered proxyholders can also vote online at the appropriate times during the meeting.

Guests, including non-registered holders of Class A Shares who have not duly appointed and registered themselves as proxyholder, can log in to the meeting as set out below. Guests can attend the meeting online and ask questions, but are not able to vote.

Log in online at https://web.lumiagm.com/433965801. We recommend that you log in at least one hour before the meeting starts.

Click “Login” and then enter your 13-digit control number or 13-digit proxyholder control number, as applicable (see below), and Password “rogers2024” (case sensitive).

OR

Click “Guest” and then complete the online form.

Registered shareholders: The control number located on the form of proxy you received is your control number.

Duly appointed and registered proxyholders: TSX Trust Company will provide the proxyholder with a 13-digit proxyholder control number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above.

If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure.

HOW VOTES ARE COUNTED

CLASS A SHARES

Each Class A Share is entitled to 50 votes on a poll.

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RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP, AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licensed or authorized to operate under applicable communications laws (the Laws) including the:

•	Telecommunications Act (Canada);

•	Broadcasting Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Corporate Secretary.

The Laws also impose a number of restrictions on changes in effective control of licensees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we, and any Canadian corporation in which we have any interest, are:

•	qualified to hold or obtain any telecommunications, cable television, or broadcasting licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If our Board of Directors (the Board) considers that our ability or our subsidiaries’ abilities to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on the transfer, voting, and issuance of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On February 23, 2024, 111,152,011 Class A Shares and 420,112,558 Class B Non-Voting Shares were issued and outstanding. Voting control of RCI is held by the Rogers Control Trust and, as a result, the Rogers Control Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

The trustee of the Rogers Control Trust (the Trustee) is the trust company subsidiary of a Canadian chartered bank and members of the family of the late Ted Rogers are beneficiaries. As at February 23, 2024, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 108,403,398 Class A Shares, representing approximately 97.53% of the outstanding Class A Shares, and 38,938,700 Class B Non-Voting Shares, representing approximately 9.27% of the outstanding Class B Non-Voting Shares.

The Rogers Control Trust holds voting control of RCI for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair has responsibility under the estate arrangements as representative of the controlling shareholder. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove, or otherwise use reasonable efforts to

12 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

influence other matters affecting RCI, in each case in his or her discretion, subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers-Hixon is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals who are willing to serve as RCI directors and who are serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies.

The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair to the Finance and Nominating Committees of the Board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the Chair or Deputy Chair of the Board, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets, or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members and the concurrence of the Trustee. The current members of the Advisory Committee are: Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers-Hixon, Martha L. Rogers, and David A. Robinson (Rogers family members); Robert G. Reeves and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Jan L. Innes, David P. Miller, and Thomas (Tom) A. Turner.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair, and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Company’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in Note 26 to our 2023 Audited Consolidated Financial Statements.

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 13

Business of the Meeting

1. ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set the number of directors to be elected at the meeting at 14. Jack L. Cockwell resigned from the Board effective May 19, 2023, John (Jake) C. Kerr resigned from the Board effective August 9, 2023, and Melinda Rogers-Hixon and Martha Rogers resigned from the Board effective January 17, 2024. All of the current directors retire at the meeting but are eligible for re-election. Diane A. Kazarian, Chief Wayne Sparrow and John H. Tory have been nominated for election to the Board for the first time at the meeting. Unless their office is vacated in accordance with applicable laws or the Articles, each director elected at the meeting will hold office until the next annual general meeting of the shareholders of the Company or until their successor is elected or appointed.

Holders of Class A Shares vote for individual directors. The Board has adopted a majority voting policy, a copy of which is available in the “Corporate Governance” section of the Company’s website under “Articles & Corporate Governance Documents” at investors.rogers.com/corporate-governance.

We do not currently have a mandatory retirement policy for our directors. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the election of the 14 proposed nominees.

THE PROPOSED NOMINEES

This section provides information on each person nominated by management for election as a director.

Michael J. Cooper Age: 63 Toronto, Ontario, Canada Director since: 2021 (3 years) Independent

Mr. Cooper is the President and Chief Responsible Officer of Dream Unlimited Corp. and founder of Dream Asset Management Corporation (DAM). He is also the Chair and Chief Executive Officer of Dream Office Real Estate Investment Trust. Mr. Cooper helped found DAM in 1996 and continues to lead the business as President and Chief Responsible Officer. Mr. Cooper was also involved in the formation of Dream Global Real Estate Investment Trust, previously a TSX-listed real estate investment trust, the assets and subsidiaries of which were sold in 2019. Mr. Cooper holds a LL.B from the University of Western Ontario and a M.B.A. from York University.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board Pension[7]		9 of 9 2 of 2	100% 100%	Dream Industrial Real Estate Investment Trust
						(TSX: DIR)
		Combined Total		11 of 11	100%	Dream Unlimited Corp.
						(TSX: DRM)
						Dream Office Real Estate Investment Trust
						(TSX: D)
		Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Human Resources, Outside Boards
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2023	Nil	Nil	2,093	$137,643	6.0	Yes[3]	1.3
2024	Nil	Nil	5,544	$340,897	6.0	Yes[3]	3.1
Change	–	–	3,451	$203,254
Voting Results of the Annual General Meeting of Shareholders held April 26, 2023:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,890,993	12,142	108,903,135
Percentage of votes					99.989%	0.011%	100%

14 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Trevor English Age: 49 Calgary, Alberta, Canada Director since: April 2023 (1 year) Independent

Mr. English has been a director of RCI since April 2023. Mr. English has over 25 years of experience in corporate finance, mergers & acquisitions, investor relations, business development and financial analysis. Mr. English joined the Shaw Family Group in April 2023 and currently holds the position of Chief Investment Officer. Mr. English served as Executive Vice President, Chief Financial & Corporate Development Officer of Shaw Communications Inc. (Shaw) from May 2018 until prior to Shaw’s acquisition by Rogers in April 2023. Previously, Mr. English served as Shaw’s Executive Vice President, Chief Strategy and Business Development Officer from March 2016 to May 2018. Prior to joining Shaw in 2004, Mr. English worked for CIBC World Markets Inc. in Canada and the United Kingdom, commencing in 1997. Mr. English holds a B.Comm from the University of Calgary and a Chartered Financial Analyst designation.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		5 of 5	100%	Nil
		Audit and Risk[7]		4 of 4	100%
		ESG[7]		3 of 3	100%
		Pension[7]		2 of 2	100%

		Combined Total		14 of 14	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Telecommunications/Media, Government/Regulatory Affairs
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2024	Nil	4,877	3,493	$516,202	6.0	Yes[3]	4.7

Ivan Fecan Age: 70 Vancouver, British Columbia, Canada Director since: 2021 (3 years) Independent

Mr. Fecan is a Canadian media executive and producer. He was the President and CEO of Baton Broadcasting and its successors, CTV Inc. and CTVglobemedia, from 1996 to 2011. Previously, he was VP of English TV at the CBC, VP of Creative Affairs at NBC, News Director at Citytv, and a CBC Radio Producer. Most recently he was the Executive Chair of Thunderbird Entertainment Group Inc. Mr. Fecan serves on the boards of the University Health Network Foundation, the Council for Canadian American Relations, and is a Trustee Emeritus at the Art Gallery of Ontario. Mr. Fecan holds a B.A. from York University, and has two Honorary Doctorates.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Nil
		Audit and Risk		6 of 6	100%
		Corporate Governance[4,7]		– –	–
		Human Resources		7 of 7	100%

		Combined Total		22 of 22	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Human Resources, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2023	1,000	10,000	5,120	$1,055,448	6.0	Yes	9.6
2024	1,000	10,000	11,214	$1,369,663	6.0	Yes	12.5
Change	–	–	6,094	$314,215
Voting Results of the Annual General Meeting of Shareholders held April 26, 2023:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,888,912	14,223	108,903,135
Percentage of votes					99.987%	0.013%	100%

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 15

Robert J. Gemmell Age: 67 Oakville, Ontario, Canada Director since: 2017 (7 years) Independent

Mr. Gemmell was appointed Lead Director of the Company in November 2021. Now retired, Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from the Schulich School of Business.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Nil
		Audit and Risk		6 of 6	100%
		Corporate Governance		4 of 4	100%
		Executive		1 of 1	100%
		Finance		4 of 4	100%
		Nominating		6 of 6	100%

		Combined Total		30 of 30	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Human Resources, Outside Boards
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2023	Nil	15,007	26,000	$2,690,584	6.0	Yes	24.5
2024	Nil	15,007	34,506	$3,049,384	6.0	Yes	27.7
Change	–	–	8,506	$358,800
Voting Results of the Annual General Meeting of Shareholders held April 26, 2023:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,891,771	11,364	108,903,135
Percentage of votes					99.990%	0.010%	100%

Jan L. Innes Age: 67 Toronto, Ontario, Canada Director since: 2021 (3 years) Independent

Ms. Innes is a board director and public affairs specialist. Ms. Innes spent most of her career at Rogers Communications. She joined Rogers in 1995 as Vice President, Communications, and in 2011 became Vice President, Government Relations. Ms. Innes retired from Rogers in 2015. Prior to joining Rogers, Ms. Innes was Vice President of Public Affairs at Unitel Communications Inc. Previously, Ms. Innes held senior political staff positions at both Queen’s Park in Toronto and Parliament Hill in Ottawa. Ms. Innes is the Chair of the Board of Directors of the Rogers Group of Funds. Ms. Innes holds a B.A. (Honours) from the University of Toronto and in 2014, she completed the Directors Education Program at the Rotman School of Management, receiving the ICD.D designation.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Nil
		ESG		3 of 3	100%
		Human Resources		7 of 7	100%
		Nominating		6 of 6	100%
		Pension[7]		3 of 3	100%

		Combined Total		28 of 28	100%

		Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Government/Regulatory Affairs, Outside Boards
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2023	Nil	969	2,661	$238,302	6.0	Yes[3]	2.2
2024	Nil	969	7,089	$495,815	6.0	Yes[3]	4.5
Change	–	–	4,428	$257,513
Voting Results of the Annual General Meeting of Shareholders held April 26, 2023:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,887,885	15,250	108,903,135
Percentage of votes					99.986%	0.014%	100%

16 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Diane A. Kazarian, FCPA, CPA Age: 62 Toronto, Ontario, Canada New Nominee Independent

Ms. Kazarian was previously the first female Managing Partner of the Greater Toronto Area at PwC and a member of PwC’s Leadership Team. Reporting directly to the Chief Executive Officer, Ms. Kazarian led PwC’s largest market in Canada and managed a team of approximately 300 partners and 4,000 individuals. In addition to the public board memberships below, Ms. Kazarian is Chair of the board of St. Joseph’s Health Centre Foundation and sits on the boards of OMERS Administration Corporation, Unity Health Toronto, MaRS Discovery District and Bryant University. Ms. Kazarian holds a BSBA from Bryant University. She is a Fellow Chartered Professional Accountant (FCPA) and a Fellow Chartered Accountant (FCA) in Ontario and a Certified Public Accountant (CPA) in the United States. Ms. Kazarian has received the Certified Director designation (ICD.D) from the Institute of Corporate Directors and the Global Competent Boards ESG designation (GCB.D).

		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Nil				Choice Properties REIT
(TSX: CHP.UN)
Gibson Energy Inc.
(TSX: GEI)

Top Skills and Experience[1]: CEO/Senior Management, Human Resources, Outside Boards, Professional Services
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2024	Nil	Nil	n/a	n/a	n/a	n/a	n/a

Dr. Mohamed Lachemi Age: 61 Mississauga, Ontario, Canada Director since: 2022 (2 years) Independent

Dr. Lachemi has been President and Vice-Chancellor of Toronto Metropolitan University since April 2016. Since joining Toronto Metropolitan University in 1998 as professor of civil engineering, Dr. Lachemi has served in progressively senior roles, including Dean of the Faculty of Engineering and Architecture Science, and Provost (COO) and Vice President Academic. Dr. Lachemi is a recipient of the Order of Ontario, a Fellow of the Canadian Society for Civil Engineering, a Fellow of the Canadian Academy of Engineering, and a board member of Trillium Health Partners. Dr. Lachemi also serves as a board member of DMZ Ventures. He is past Chair of the Council of Ontario Universities and COU Holding Association Inc. and was a member of the NRC Council from 2018 to 2021. Dr. Lachemi holds a M.A.Sc. and Ph.D. from the University of Sherbrooke and a B.Sc. in Civil Engineering from the University of Science and Technology of Oran, Algeria.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Nil
		Corporate Governance		4 of 4	100%
		Pension		3 of 3	100%

		Combined Total		16 of 16	100%

		Top Skills and Experience[1]: CEO/Senior Management, Government/Regulatory Affairs, Public Sector, Technology/IT
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2023	Nil	Nil	2,093	$137,643	6.0	Yes[3]	1.3
2024	Nil	Nil	5,544	$340,897	6.0	Yes[3]	3.1
Change	–	–	3,451	$203,254
Voting Results of the Annual General Meeting of Shareholders held April 26, 2023:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,895,239	7,896	108,903,135
Percentage of votes					99.993%	0.007%	100%

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 17

David A. Robinson Age: 58 Toronto, Ontario, Canada Director since: 2022 (2 years) Independent

Until its recent acquisition by Paramount Commerce Inc., Mr. Robinson was the Chief Commercial Officer of Foghorn Payments Inc., a Canadian payment processing service provider for businesses. Mr. Robinson joined Rogers in 1990 and served in progressively more senior roles over his 30-year career at the Company. From August 2015 to June 2019, Mr. Robinson served as President and Chief Executive Officer of Rogers Bank. As SVP, Financial Services, Rogers Communications from 2014 to 2015, Mr. Robinson provided executive sponsorship of financial services efforts at Rogers, including Rogers Bank, the Today’s Shopping Choice private label credit card program, as well as the Company’s investments in its mobile-payment joint ventures, Enstream and Suretap. As VP Emerging Businesses, Rogers Communications from 2009 to 2014, Mr. Robinson developed the business plan and led the team that applied for Rogers’ banking licence. As VP, Business Implementation, CTO Office, Rogers Communications from 2003 to 2007, Mr. Robinson co-founded the shared network joint venture Inukshuk Wireless Partnership. Mr. Robinson was also one of the earliest leaders in the nascent days of mobile data at Rogers Wireless from 2000 to 2003, including developing the first business plan for monetization of the then-new GPRS-based packet-data network. From 1990 to 2000, Mr. Robinson held various roles at the Company, including VP, Financial Planning and Investor Relations. Mr. Robinson is a member of the Advisory Committee of the Rogers Control Trust[5]. Mr. Robinson holds a B.A. (Honours) from Queen’s University, a M.B.A. from the University of Western Ontario, and in 2021, completed the Directors Education Program at the Rotman School of Management, receiving the ICD.D designation.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Mobi724 Global Solutions Inc.
		Audit and Risk		6 of 6	100%	(TSXV: MOS)
		Executive[7]		1 of 1	100%
		Human Resources		7 of 7	100%
		Nominating[7]		5 of 5	100%

		Combined Total		28 of 28	100%

		Top Skills and Experience[1]: CEO/Senior Management, Financial Services, Technology/IT, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2023	Nil	Nil	2,093	$137,643	6.0	Yes[3]	1.3
2024	Nil	1,500	5,544	$433,612	6.0	Yes[3]	3.9

Change	–	1,500	3,451	$295,969
Voting Results of the Annual General Meeting of Shareholders held April 26, 2023:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,885,189	17,946	108,903,135
Percentage of votes					99.984%	0.016%	100%

Edward S. Rogers[6] Age: 54 Toronto, Ontario, Canada Director since: 1997 (27 years) Non-Independent

Mr. Rogers has served as Chair of the Board of RCI since January 2018. Prior to that, he served as Deputy Chair of RCI from September 2009. Mr. Rogers is also Chair of Rogers Bank, Chair of the Toronto Blue Jays, Chair of Cablelabs and is on the Board of Directors of Maple Leaf Sports & Entertainment. He is the Rogers Control Trust Chair[5]. Mr. Rogers served in various management positions at Rogers Communications for over twenty years, including as President & CEO of Rogers Cable Inc. from 2003 to 2009. After graduating from the University of Western Ontario, Mr. Rogers spent three years with Comcast Corporation. Mr. Rogers was a member of the Economic Council of Canada from 2010 to 2013.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Nil
		Executive		1 of 1	100%
		Finance		4 of 4	100%
		Nominating		6 of 6	100%

		Combined Total		20 of 20	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2023	5,000	1,825,494	–	$119,604,278	6.0	Yes	239.2
2024	6,575	1,830,476	–	$113,549,306	6.0	Yes	227.1
Change	1,575	4,982	–	($6,054,972)
Voting Results of the Annual General Meeting of Shareholders held April 26, 2023:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,890,022	13,113	108,903,135
Percentage of votes					99.988%	0.012%	100%

18 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Lisa A. Rogers[6] Age: 57 Victoria, British Columbia, Canada Director since: April 2023 (1 year) Non-Independent

Ms. Rogers has been a director of RCI since April 26, 2023. Ms. Rogers is the founder and President and CEO of The Annual Foundation, a private foundation focused predominantly on supporting smaller Canadian charitable organizations and those located outside of the major Canadian centres. Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust[5] and a director of The Rogers Foundation. Ms. Rogers has previously served on the Board of Directors for Rogers Broadcasting (now Rogers Media) and worked as a Business Development Analyst for Rogers Cablesystems Limited. Ms. Rogers has a B.A. from the University of Western Ontario, a graduate diploma from The London School of Economics and Political Science, and a M.B.A. from Bayes Business School (City, University of London).

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		4 of 4	100%	Nil

		Combined Total		4 of 4	100%

		Top Skills and Experience[1]: Corporate Social Responsibility, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2024	15,000	599,889	1,840	$38,122,120	6.0	Yes	346.6

Bradley S. Shaw Age: 60 Calgary, Alberta, Canada Director since: April 2023 (1 year) Non-Independent

Mr. Shaw has been a director of RCI since April 2023. Mr. Shaw served as Chief Executive Officer of Shaw Communications Inc. (Shaw) from November 2010 to April 3, 2023. He was also the Executive Chair of the Board of Shaw and Chair of the Executive Committee from March 2020 to April 3, 2023. Mr. Shaw led the transformation of Shaw from a Western-based cable company to a leading Canadian connectivity company. He was instrumental in building Shaw Direct into one of North America’s leading direct-to-home satellite television providers and he played a key role in the launch of Shaw’s digital home phone service in 2005. Mr. Shaw is Chair of the Shaw Family Living Trust and a director of several private companies. Mr. Shaw is a director of Shaw Family Foundation and managing director of The HOP Foundation, both non-profit organizations. Mr. Shaw sits on the Patrons’ Council of the Alberta Children’s Hospital Foundation.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		5 of 5	100%	Nil
		Finance[7]		4 of 4	100%

		Combined Total		9 of 9	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2024	Nil	3,786,823	—	$234,063,530	6.0	Yes	2,127.9

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 19

Wayne Sparrow Age: 59 Vancouver, British Columbia, Canada New Nominee Independent

Chief Wayne Sparrow has served as elected chief of Musqueam Indian Band since 2012. Prior to that, Chief Sparrow served as an elected councillor of Musqueam Indian Band, starting in 1995. Chief Sparrow is Chair of Musqueam Capital Corporation (MCC), the economic development arm of Musqueam, and he sits on the Musqueam Fisheries Commission, which he chaired from 2000-2020. During his time as chief, the MST Development Corporation (MSTDC), a business partnership between Musqueam, Squamish and Tsleil-Waututh Nations, has acquired substantial property holdings of over 20 million square feet, including the Jericho Lands and Heather Lands. Chief Sparrow leads Musqueam in signing precedent-setting agreements that renew and strengthen relationships between Musqueam, neighbouring First Nations, governments, industry and other partners. Under Chief Sparrow’s leadership, Musqueam signed a 30-year agreement with the Vancouver International Airport in 2017, and in 2021 it signed a relationship agreement with the Vancouver Fraser Port Authority. These agreements recognize Musqueam’s ongoing stewardship of their lands and waters, and prioritize economic, education and training opportunities for members. In 2022, Chief Sparrow was awarded the Rix Award for Engaged Community Citizenship from the Greater Vancouver Board of Trade for his work advancing economic reconciliation and supporting youth and adult athletic programs.

		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Nil				Nil

Top Skills and Experience[1]: Corporate Social Responsibility, Government/Regulatory Affairs, Outside Boards, Public Sector
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2024	Nil	Nil	n/a	n/a	n/a	n/a	n/a

Tony Staffieri Age: 59 Toronto, Ontario, Canada Director since: 2022 (2 years) Non-Independent

Mr. Staffieri has served as President and Chief Executive Officer of Rogers Communications since January 2022. He first joined the Company as Chief Financial Officer in April 2012. Since becoming Chief Executive Officer, he has closed the transformative merger with Shaw, turned around the Company’s performance, and led the industry with innovative firsts. Prior to joining Rogers, he held senior executive positions at Bell Canada and Celestica, and was a Partner at PwC. He serves as Chair of the Board of Governors for Toronto Metropolitan University and is a Board Director at Maple Leaf Sports & Entertainment. He is a Fellow Chartered Professional Accountant and Fellow Chartered Accountant. He holds a B.B.A. from the Schulich School of Business.

		Board/Committee Membership		Attendance 2023		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Nil

		Combined Total		9 of 9	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Technology/IT, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2023	Nil	1,468	128,643	n/a*	n/a*	n/a*	n/a*
2024	Nil	2,085	133,063	n/a*	n/a*	n/a*	n/a*
Change	–	617	4,420
* Mr. Staffieri is subject to share ownership requirements in his capacity as an employee of the Company. See “Share Ownership Requirements” under “Compensation Risk Oversight and Governance” below.
Voting Results of the Annual General Meeting of Shareholders held April 26, 2023:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,894,162	8,973	108,903,135
Percentage of votes					99.992%	0.008%	100%

20 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

John H. Tory, K.C., O. Ont Age: 69 Toronto, Ontario, Canada New Nominee Independent

Mr. Tory has had a multi-faceted career as a lawyer, chief executive, corporate director, broadcaster and, from 2014 to 2023, he served as Mayor of Toronto. Mr. Tory was previously a director of RCI (2010 to 2014) and the President and Chief Executive Officer of Rogers Cable Inc. (1999 to 2003) and Rogers Media Inc. (1995 to 1999). Prior to that, Mr. Tory was a managing partner of the law firm Torys LLP. Mr. Tory has served as a director of Metro Inc. and Cara Operations, and is a member of the Advisory Committee of the Rogers Control Trust[5]. Mr. Tory was also the founder and Chair of Civic Action, volunteer Chair and Commissioner of the Canadian Football League, Chair of the Toronto United Way campaign and Chair of three campaigns for St. Michael’s Hospital. Mr. Tory has a B.A. from the University of Toronto and a LL.B from Osgoode Hall Law School. He is a member of the Order of Ontario.

		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Nil				Nil

Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Human Resources, Public Sector
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2024	83,200	176,770	n/a	n/a	n/a	n/a	n/a

[1]	For further information and definitions, see “Board Skills Matrix”.
[2]

2024 holdings are as at February 23, 2024; 2023 holdings were as at February 24, 2023. Equity at Risk is determined by adding the value of Class A Shares, Class B Non-Voting Shares, and DSUs (as defined below) beneficially owned. Certain directors have control or direction over Class B Non-Voting Shares that are not reported here and are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Non-Voting Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on February 23, 2024, which were $61.99 and $61.81, respectively. The value of DSUs is the fair market value of a DSU on February 23, 2024, calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before February 23, 2024, which was $61.49. For 2023, Equity at Risk was calculated using the value of the Class A Shares and Class B Non-Voting Shares determined on February 24, 2023, which were $65.30 and $65.34, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before February 24, 2023, which was $65.77.

[3]

Mr. Cooper, Mr. English, Ms. Innes, Dr. Lachemi and Mr. Robinson have five years from initial election to the Board to attain the required ownership. For additional information, see “Share Ownership Requirements” under “Director Compensation”.

[4]	There were no meetings of the Committee held during the portion of 2023 for which the individual was a member of the Committee.
[5]	Voting control of the Company is held by the Rogers Control Trust. For additional information, see “Outstanding Shares and Main Shareholders”.
[6]

Each of Mr. Rogers and Ms. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, see “Outstanding Shares and Main Shareholders”.

[7]

Mr. Cooper was appointed to the Pension Committee on April 25, 2023. Mr. English was appointed to the Audit & Risk Committee, the ESG Committee and the Pension Committee on April 4, 2023. Mr. Fecan was appointed to the Corporate Governance Committee on August 9, 2023. Ms. Innes was appointed Chair of the Pension Committee on February 1, 2023. Mr. Robinson was appointed to the Executive Committee and the Nominating Committee on February 1, 2023. Mr. Shaw was appointed to the Finance Committee on April 4, 2023.

Each of the proposed nominees, other than Diane A. Kazarian, Chief Wayne Sparrow and John H. Tory, is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

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2. APPOINTMENT OF AUDITORS

KPMG LLP was re-appointed at the Annual General Meeting of Shareholders of the Company on April 26, 2023.

Upon the recommendation of the Audit and Risk Committee and approval by the Board, it is proposed that KPMG LLP be re-appointed as auditors of the Company. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the appointment of KPMG LLP as auditors to act until the next Annual General Meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

	2023		2022
Auditors’ Fees	$	%	$	%
Audit Fees[1]	13,243,685	94.8	7,848,350	92.1
Audit-related Fees[2]	597,740	4.3	585,153	6.9
Tax Fees[3]	131,866	0.9	84,172	1.0
All Other Fees	—	—	—	—
Total	13,973,291	100.0	8,517,675	100.0

[1]

Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audits and reviews of subsidiaries for statutory or regulatory reporting, and consultations related to accounting matters impacting the consolidated financial statements.

[2]	Consists primarily of pension plan audits, French translation of certain filings with regulatory authorities and other assurance engagements.
[3]	Consists of fees for tax consultation and compliance services, including indirect taxes.

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3. DIRECTORS’ RESTRICTED SHARE UNIT PLAN

On January 31, 2024, the Board approved the Directors’ Restricted Share Unit Plan (the Directors’ RSU Plan). Directors of the Company (other than the CEO) or any other corporation related to the Company may receive restricted share units (RSUs) under the Directors’ RSU Plan.

In accordance with the policies of the Toronto Stock Exchange (TSX), the Company is required to submit the Directors’ RSU Plan for approval by the holders of the Class A Shares at the meeting. No RSUs will be granted until the Directors’ RSU Plan has been approved by the holders of the Class A Shares at the meeting. If approved by the holders of Class A Shares at the meeting, the Directors’ RSU Plan will be effective as of April 24, 2024. As more fully described below, pursuant to the Directors’ RSU Plan, unless otherwise determined by the Corporate Governance Committee, participants (i) will be awarded 2,500 RSUs per fiscal year; and (ii) may elect to receive up to 100% of their quarterly remuneration in RSUs. Participants that have satisfied their minimum securities ownership requirement, as described below, may elect to receive up to 1,500 of their annual RSU grant in cash.

The Directors’ RSU Plan, if approved by the holders of Class A Shares at the meeting, is expected to replace the Directors’ Deferred Share Unit Plan (the Directors’ DSU Plan) as the principal equity compensation plan for directors. For further information on the Directors’ DSU Plan, see “Director Compensation”.

In addition, and subject to the approval of the Directors’ RSU Plan by the holders of Class A Shares at the meeting, the director minimum securities ownership requirement is expected to be amended to require each non-employee director of the Company to own, from the fifth anniversary of their election or appointment to the Board and thereafter until they cease to be a director of the Company, an aggregate of at least 12,000 Class A Shares, Class B Non-Voting Shares, RSUs and DSUs, in any combination.

A description of the Directors’ RSU Plan is provided below assuming that the Directors’ RSU Plan, as presented to the holders of the Class A Shares, is approved at the meeting.

SUMMARY OF DIRECTORS’ RSU PLAN

Type:	Restricted Share Units
Eligibility:	All directors of the Company or any other corporation related to the Company are eligible, other than the CEO of the Company.
Overview:

An RSU is a right to acquire a newly issued Class B Non-Voting Share. RSUs are intended to track the value of the Class B Non-Voting Shares and accordingly, when dividends are paid, additional RSUs are credited to the participant’s RSU account based on the market price of the Class B Non-Voting Shares on the dividend payment date.

The Company will settle vested RSUs by issuing Class B Non-Voting Shares from treasury.

The maximum number of Class B Non-Voting Shares that may be issued under the Directors’ RSU Plan is 2,000,000. This represents approximately 0.38% of the aggregate number of Class A Shares and Class B Non-Voting Shares outstanding as at December 31, 2023.

The Corporate Governance Committee of the Board will administer the Directors’ RSU Plan.

The number of Class B Non-Voting Shares that may be (i) issued to insiders within any one year period, or (ii) issuable to insiders at any time, in each case, under the Directors’ RSU Plan alone or when combined with all other security-based compensation arrangements of the Company, cannot

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 23

exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares.

The number of Class B Non-Voting Shares that may be (i) issued to any one insider and that insider’s associates in a 12-month period under the Directors’ RSU Plan alone or when combined with all other security-based compensation arrangements of the Company cannot exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares; or (ii) reserved for issuance to any one person under the plan alone or when combined with all other security-based compensation arrangements of the Company cannot, at any time, exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares.

Awards:

Participants may elect to receive up to 100% of their quarterly remuneration in RSUs, subject to any minimum amount that may be required by the Corporate Governance Committee. The number of RSUs to be granted is determined by dividing the dollar value of the participant’s applicable quarterly election amount by the market price on the first business day of the applicable fiscal quarter.

Market price is determined using the five-day volume weighted average price of Class B Non-Voting Shares for the five business days preceding the applicable date.

Unless otherwise determined by the Corporate Governance Committee, participants will be awarded 2,500 RSUs per fiscal year (the Annual Entitlement), in addition to any RSUs granted with respect to the quarterly election amount. Participants that have satisfied their minimum securities ownership requirement may elect to receive up to 1,500 of these RSUs in cash per fiscal year.

Vesting & Expiry:

Unless otherwise determined by the Corporate Governance Committee or as contemplated in the Directors’ RSU Plan, RSUs cliff vest on the third anniversary of the grant date. If such third anniversary date falls during or within five business days immediately following a blackout period, the applicable vesting date will be deemed to be the sixth business day immediately following the expiration of such blackout period.

Exercise or Payout:

Vested RSUs plus credited dividends are settled as Class B Non-Voting Shares as soon as practicable after the vesting date.

Applicable cash payments to participants made in satisfaction of the Annual Entitlement are calculated by multiplying the number of RSUs elected to be received in cash by the market price as at the applicable grant date.

Treatment on Termination of Service:	Unvested RSUs held as at the date that a participant ceases to provide services to the Company (for any reason whatsoever) will vest effective as of such date and will be redeemed by the Company as soon as practicable.

Change in Control:

In the event of a change in control of the Company, the outstanding RSUs will be assumed or substituted for similar awards by the successor or acquiring entity, failing which, the RSUs will be vested and redeemed in connection with the change in control. In addition, the Board may determine that the Company shall redeem any RSUs which are outstanding at the time of the change in control and may, among other things, otherwise modify the terms of the RSUs to permit the holders to tender to a takeover bid or other arrangement leading to a change in control.

Assignment & Transferability of Awards:	RSUs are not transferable or assignable other than by will or the laws of descent and distribution in the event of the death of a participant.

24 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Amendment and Termination of Plan:

The Corporate Governance Committee may, subject to applicable law and regulatory approval and subject to applicable security holder approval in certain circumstances, amend, suspend or terminate the Directors’ RSU Plan or any portion thereof or any RSU at any time, provided that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any RSU previously granted to such participant without the consent of the affected participant. Without limiting the generality of the foregoing, the Corporate Governance Committee may make the following types of amendments to the Directors’ RSU Plan or any RSUs without seeking security holder approval: (a) amendments of a “housekeeping” or administrative nature; (b) amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of the TSX, or to qualify for favourable treatment under applicable tax laws; (c) amendments to the vesting, termination or early termination provisions of the Directors’ RSU Plan or any RSU; and (d) amendments necessary to suspend or terminate the Directors’ RSU Plan.

Security holder approval is required for the following types of amendments to the Directors’ RSU Plan or any RSUs: (a) amendments to increase the maximum number of Class B Non-Voting Shares issuable under the Directors’ RSU Plan other than in connection with reorganizations or other changes to the capitalization of the Company; (b) amendments extending eligibility to participate in the Directors’ RSU Plan to persons other than non-CEO directors of the Company; (c) amendments to remove or to exceed the insider participation limit set out in the Directors’ RSU Plan; (d) amendments which delete or reduce the range of amendments which require approval by the security holders; and (e) amendments required to be approved by security holders under applicable law or the rules, regulations and policies of the TSX.

A copy of the Directors’ RSU Plan is attached to this circular as Appendix D.

The resolution to adopt the Directors’ RSU Plan which will be presented at the meeting and, if deemed appropriate, approved with or without variation, is as follows:

‘‘1. THAT the Directors’ Restricted Share Unit Plan, as described in the Information Circular of the Company dated March 5, 2024 under the heading ‘‘Directors’ Restricted Share Unit Plan”, is hereby adopted and approved;

2. THAT all unallocated rights or other entitlements under the Directors’ Restricted Share Unit Plan are hereby approved; and

3. THAT any officer of the Company is hereby authorized to do all such things and to execute and deliver any and all documents and instruments as may be necessary or advisable in order to give effect to the foregoing.’’

To be effective, the resolution must be approved by a majority of the votes cast by holders of Class A Shares at the meeting. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR such resolution.

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Executive Compensation

HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS

On behalf of the Human Resources Committee and the Board, this letter and report provides an update on our approach to Executive Compensation, including achievement for 2023 and related remuneration decisions. The Committee executes “pay-for-performance” compensation to incent and reward the executive team to deliver industry-leading results. In our ongoing commitment to governance, this report includes additional specifics on incentive plans. The current incentive programs are purposely designed to reward both absolute and relative performance that is sustainable over the near and long-term and ultimately align the team to driving shareholder value creation. Further details are provided in the “Compensation Discussion & Analysis” section.

KEY PERFORMANCE DRIVERS

For 2023, management and the Committee identified key market-leading performance targets in revenue growth and profit underpinned by five key priorities:

Build the biggest and best networks in the country

Deliver easy to use, reliable products and services

Be the first choice for Canadians

Be a strong national company investing in Canada

Be the growth leader in the industry

Relentless focus on these five priorities translated to meaningful outcomes across the country, including:

•

Transformative Transaction: Successfully completed $26B Shaw Transaction (as defined below) with positive investor sentiment; annualized synergies ahead of schedule, materially pulled forward deleveraging timelines;

•	Relative Achievement: Leading performance versus peers in Service Revenue, adjusted EBITDA margin and cash flow growth;

•

Innovative Partnerships: Executed TTC and network upgrades flawlessly and ahead of schedule; invested in industry-leading wildfire detection and prevention technologies; signed agreements to bring satellite ‘always on’ connectivity to Canadians; and,

•	Future Growth: Secured required spectrum for future capacity at $0.5B; executed the most cell site and home fiber builds in the history of Rogers.

The decisions outlined in the “Summary Compensation Table” reflect these achievements and are designed to both reward for 2023 and to incentivize ongoing performance in 2024 and beyond.

2023 INCENTIVE AWARDS

Our Short-Term Incentive Plan tracks performance across key Financial, Customer and Network metrics. Metrics are numerically based and linked directly to external guidance, ensuring clarity of expectations and further aligning internal interests with those of our shareholders. The

26 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Committee established a disciplined approach to target setting, reviewed the strong operational and financial results against commitments, assessed performance and held team members accountable for their results versus industry-leading targets. The net cumulative result across all components was 100% achievement.

Our Long-Term Incentive Plan provides grants of Performance Restricted Share Units. Approved adjusted EBITDA levels were achieved in each of the three years 2021 - 2023, resulting in 100% payout of grants made in 2021. See additional detail provided later in “Compensation Decisions for 2023-2024”.

CEO COMPENSATION AND PERFORMANCE

Mr. Staffieri’s compensation, benefits and pension were set in alignment with the Company’s executive compensation philosophy, including careful review of market positioning for the role and in consideration of industry-leading 2023 performance. Reflecting 2023 performance, bonus tied 100% to Company Performance and paid out at 100% of target or $1,400,000, and the Committee granted a $9,000,000 LTIP award to the CEO. Details can be found in the “Summary Compensation Table”.

SUCCESSION PLANNING

The Committee met during the year to discuss succession planning for the CEO as well as other critical senior executive roles. This review includes getting to know key talent, creating tangible developmental moves with defined actions and timing, and forming risk mitigation plans to ensure a strong internal pipeline for future growth.

COMPENSATION PROGRAMS FOR 2023

Each year, we review our compensation programs to ensure they are aligned with our priorities and good governance practices while also being consistent with relevant market practices.

2023 Short-Term Incentive Plan (STIP) Design

•

In consideration of the ongoing Shaw Integration, and our focus on “team”, the Committee approved a consistent design with overall program design remaining unchanged from 2022 (60% weighted on Company performance and 40% weighted on Business Unit / Function & Team performance) when we replaced Employee measures with Network measures to ensure we deliver world-class connectivity and re-introduced a minimum adjusted EBITDA achievement to receive payouts.

•	There is clear line of sight between our 2023 STIP targets and external shareholder guidance given at the beginning of the year and increased during 2023.

•	Targets remained numerical with clear underpinning measurements.

•

We continue to provide executives with the opportunity to receive 0%, 50% or 100% of their bonus in Deferred Share Units (DSUs). Elections made in December 2023 will apply to STIP payouts made in March 2025.

Shaw Bonus Program

•

As part of our acquisition of Shaw, we provided a multi-year special performance-based incentive tied directly to integration metrics that drive long-term value for shareholders. We explained this program in our 2022 circular and the program remained the same in 2023. Participants were given the option to receive their award in the form of Performance Stock

2024 MANAGEMENT INFORMATION CIRCULAR ROGERS COMMUNICATIONS INC. | 27

Options (PSOs) or Performance Restricted Share Units (PRSUs) vesting 50% per year over a two-year period. Reflective of our success in the early achievement of integration milestones, specifically achieving $750M annualized savings in nine months against a 24-month savings target of $1B, the Shaw Special Bonus metrics for the first year were met and will vest in June 2024.

2023 Long-Term Incentive Plan (LTIP) Design

•

Since 2022, NEOs can elect their annual LTI grant to be either a mix of 50% Stock Options (SOs) and 50% PRSUs, the default mix, or up to 100% in the form of SOs or PRSUs. In 2023, Mr. Staffieri elected to receive 100% of his LTIP in SOs. In 2024, as part of the Committee’s review, we will discuss the long-term incentive plan, including the PRSU design.

•	Continuing with the existing DSU plan, executives can receive 0%, 50% or 100% of their long-term incentive in DSUs. Elections made in December 2023 will apply to LTI grants made in March 2025.

INDEPENDENT RISK ASSESSMENT

The Committee’s mandate includes a biennial assessment of the impact of both short- and long-term incentive plans on risk-taking to ensure the plans do not incent risk-taking beyond the Company’s risk tolerance. Willis Towers Watson, our historical partner, completed their review in December 2022, and consistent with the previous review, concluded there do not appear to be significant risks arising from RCI’s compensation programs and practices that are likely to have a material adverse effect on the Company. Additional detail can be found in “Compensation Risk Oversight and Governance”.

2024 PRIORITIES

The Committee will continue to review the Company’s executive compensation programs on a regular basis to ensure they remain competitive with the external market, and aligned with the business priorities to deliver long-term sustainable value to you, our shareholders. Following the close of the Shaw Transaction, we have reviewed and refined our peer group benchmarking to reflect the new scale of our assets. Details are provided in “Benchmarking” and “Peer Group” within the “Executive Compensation Philosophy and Objectives”.

CONCLUSION

On behalf of the Human Resources Committee and the Board, we invite you to review the following sections, which provide more details on our executive compensation programs and actual pay for our top executives in 2023. If interested, shareholders can contact the Committee directly to engage on matters related to executive pay at board.matters@rci.rogers.com.

Edward S. Rogers Chair of the Board	Ivan Fecan Chair, Human Resources Committee

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COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis section describes and explains the Company’s compensation philosophy and objectives and the significant elements of compensation for the Company’s Named Executive Officers (NEOs) during the year ended December 31, 2023.

Named Executive Officers
Name	Position Title
Tony Staffieri	President and Chief Executive Officer (CEO)
Glenn Brandt	Chief Financial Officer (CFO)
Philip J. Hartling[1]	President, Wireless
Colette Watson[2]	President, Rogers Sports & Media
Mahes Wickramasinghe[3]	President, Group Operations

[1]	Mr. Hartling was appointed President, Wireless on January 10, 2022.
[2]	Ms. Watson was appointed President, Rogers Sports & Media effective January 17, 2022.
[3]

Mr. Wickramasinghe was appointed Chief Commercial Officer on April 16, 2023 prior to which he served as Chief Administrative Officer since joining Rogers on January 31, 2022. Effective February 12, 2024, Mr. Wickramasinghe was appointed President, Group Operations.

Mr. Zoran Stakic, former President, Residential resigned in December 2023 and departed Rogers in March 2024. He held the role effective September 25, 2023 prior to which he served as Chief Transformation Officer. Mr. Stakic joined Rogers following the Shaw Transaction on May 5, 2023 and during his tenure, he received a sign-on cash bonus of $1,500,000 and a one-time special integration award of $4,000,000 in the form of PRSUs contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction. As outlined in his employment agreement and per the terms of the incentive plan, Mr. Stakic forfeited all of his PRSUs and repaid a portion of his sign-on cash bonus in an amount prorated to the time in the role. Mr. Stakic’s compensation in 2023 outside of the sign-on bonus and one-time special integration award consisted of the following: base salary earned of $392,308, annual bonus earned of $345,623, a pension value of $32,700 and other compensation of $20,401. Mr. Stakic’s total compensation inclusive of his sign-on bonus and one-time special integration award would have been $6,291,032, however actual 2023 total compensation considering forfeited PRSUs and repayment of sign-on bonus was $978,532.

Within this section, Other Named Executive Officers (Other NEOs) refers to the three named executive officers excluding the CEO and CFO.

HUMAN RESOURCES COMMITTEE

All Human Resources Committee members have a solid understanding of policies, principles, and governance related to human resources and executive compensation. They also have the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include other senior executive officer positions of large, publicly traded companies, and other directorship roles. For more information on the occupations, skills, experience, and independence of each Human Resources Committee member, please refer to the director profiles contained in the “Business of the Meeting” section of this circular.

Human Resources Committee as at December 31, 2023
Name	Independent
Ivan Fecan (Chair)	Yes
Jan L. Innes	Yes
David A. Robinson	Yes

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Human Resources Committee meetings are planned a year in advance. For each meeting, the agenda is designed to ensure the Human Resources Committee is provided with a comprehensive presentation on matters for which the Human Resources Committee has oversight. For further information, please refer to the “Director Orientation and Continuing Education” section of this circular.

Role of the Human Resources Committee

The Human Resources Committee is responsible for assisting the Board in its oversight of the compensation, benefits, succession planning, and talent management programs for the Company’s executives. For more information on the Human Resources Committee’s mandate, please refer to Appendix C to this circular or visit the Corporate Governance section of the Company’s website at investors.rogers.com/corporate-governance.

The Human Resources Committee meets periodically throughout the year to review key items according to its mandate and annual work plan. The Chair of the Board and members of both the Board and management, including the CEO, attend the meetings at the invitation of the Chair of the Human Resources Committee. At each meeting, there is an in-camera session without management.

The Human Resources Committee’s decisions about executive compensation policies and practices are made within the context of the Company’s purpose to connect Canadians when and where they want and the ambition to be number one in Wireless, Cable, and Media. To this end, the Human Resources Committee’s mandate is to oversee management in the attraction, retention, and succession of talented, diverse, and highly motivated people who will excel in a fast-paced, dynamic environment and who have the responsibility of growing market share, the long-term profitability of the Company, and increasing financial returns to shareholders.

A key focus of the Human Resources Committee’s annual work plan is building talent, deepening bench strength, and ensuring that succession plans are in place for the most key roles in the Company. Annually, the CEO provides a comprehensive update to the Human Resources Committee on the strengths of the overall executive leadership team and areas on which to focus development. This includes a review of talent diversity and the plans in place to both retain and accelerate the development of the Company’s strongest leaders.

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2023 Highlights

The Human Resources Committee met seven times in 2023 to review and approve a number of initiatives:

Topic	Highlights

CEO Performance, Priorities, and Compensation	• Reviewed and evaluated CEO priorities for 2023 • Recommended CEO compensation to the Board

Talent Management, Succession Planning, and Diversity

•   Continued talent development and action planning for CEO direct reports and other critical executive roles informed by CEO assessment and key insights to ensure a diverse leadership team across Rogers, including executives joining after closing the Shaw Transaction

•   Discussed profile, performance scorecards together with current and future expectations for the CTIO and the President roles leading Business, Residential, Rogers Sports & Media and Wireless

Performance and Compensation of Senior Executive Officers	• Reviewed the alignment of 2023 achievements and resulting funding levels approved for executive and broad-based employee incentive plans based on this achievement

Plan Design

•   Approved the 2024 STIP and LTIP design together with the 2024 salary merit budget

•   Reviewed and approved updates to wealth accumulation programs to ensure they remain competitive as part of harmonizing programs after the closing of the Shaw Transaction

Governance

•   Recommended for approval updates to policies and practices on executive compensation to the Board

•   After the closing of the Shaw Transaction, approved plan and program changes enabling effective harmonization, including updated financial performance metrics for 2023 incentive plans reflecting the combined entity

•   Approved an updated compensation Clawback Policy to comply with U.S. Securities and Exchange Commission listing standards

Public Disclosure	• Reviewed and approved the circular in respect of the Company’s 2023 Annual General Meeting of Shareholders

INDEPENDENT COMPENSATION ADVISOR

The Human Resources Committee engages an independent advisor that is directly retained by, receives instructions from, and reports to the Human Resources Committee. All work performed by the advisor must be pre-approved by the Human Resources Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Human Resources Committee in evaluating compensation recommendations put forward by management in order to ensure sound decisions are made within an effective governance framework.

While the Human Resources Committee considers the information and recommendations provided by the independent advisor, it ultimately relies upon its own judgment and experience in making compensation decisions.

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The Human Resources Committee has engaged Hugessen Consulting Inc. (Hugessen) as its independent advisor since August 2006. Hugessen provides no other services to the Company. In 2023, Hugessen provided advice related to merger-integration activities (e.g., review of compensation philosophy and peer group, considerations for post-merger incentive structure, competitive performance and pay vs. peers based on financial profile of the combined entity). Hugessen also advised the Committee on pay governance matters throughout the year (e.g., clawback policy).

Executive Compensation-related Fees
Advisor	2023	2022
Hugessen	$416,842	$215,387

COMPENSATION RISK OVERSIGHT AND GOVERNANCE

On behalf of the Board, management conducts regular assessments of the Company’s executive compensation plans to evaluate whether there are any compensation-related risks within the plans that are likely to have a material adverse effect on the Company.

The Human Resources Committee is confident that the Company’s compensation structure is balanced and well governed, and encourages calculated risk-taking that positively impacts the Company. Similar to the assessment conducted by Willis Towers Watson in December 2020, their latest assessment conducted in December 2022 found compensation risk management continued to be strong at Rogers with no significant risks arising from compensation programs and practices that are likely to have a material adverse effect on the Company. The Human Resources Committee will continue to review and introduce changes, as required, to maintain alignment of our programs with the Company’s risk management framework.

Rogers’ compensation governance practices include, among others, the following:

Anti-Hedging Policy

Rogers prohibits its reporting insiders, including its directors and NEOs, from dealing in puts and calls, affecting any short sales, dealing in futures, option transactions, or equity monetization, or engaging in any other hedging transactions relating to the Company’s shares without the prior approval of the Corporate Governance Committee.

CEO Post-Retirement Hold

The CEO is required to maintain his share ownership position of five times base salary equivalent for a period of one year following retirement or resignation from the Company.

Recoupment Policy (Clawback)

In 2023, this policy was revised to comply with the U.S. Securities and Exchange Commission’s new listing standards (Rule 10D-1) for recovery of erroneously awarded compensation.

This policy applies to current and former executives including the CEO, CFO, Controller and executives in charge of business units or performing a policy-making function. In the event of an accounting restatement due to material non-compliance or error in previously issued financial statements, this policy provides for a clawback of all incentive awards, based wholly or in part upon the attainment of financial measures in the previous three fiscal years. This policy applies to the gross amount of all erroneously awarded incentive-based compensation received on or after October 2, 2023.

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Share Ownership Requirements

The share ownership requirements are designed to link the interests of executives to those of our shareholders by encouraging an ownership position in the Company.

To the extent an executive has not satisfied the share ownership requirements, they are required to receive any annual cash bonus in excess of 100% of target in the form of RSUs or DSUs. RSUs vest no later than June 15th of the third calendar year following the calendar year in which the bonus was earned, while DSUs vest immediately. For detailed information on the design features and provisions of these long-term incentive vehicles, please see the “Summary of Long-term Incentive Plans” section. The share ownership attainment of individual NEOs is reviewed by the Human Resources Committee on an annual basis. The requirements of individual NEOs in 2023 is detailed below.

Share Ownership Attainment as at December 31, 2023
	Requirement
NEO	Multiple of Salary	Value ($)	Class B Non-Voting Shares (#)	PRSUs (#)	RSUs (#)	DSUs (#)	Total Value of Equity[1] ($)	Ownership Level	Required Attainment Date	Market Value of Equity[2] ($)
Tony Staffieri	5.0x	7,000,000	2,752	80,540	—	131,994	10,973,873	7.8x	Met	10,856,296
Glenn Brandt	4.0x	2,600,000	1,436	27,260	4,798	13,323	2,110,421	3.2x	Jan 2027	2,058,578
Philip J. Hartling	3.0x	1,800,000	224	44,488	—	6,421	1,832,848	3.1x	Met	1,791,991
Colette Watson	2.0x	1,200,000	1,061	32,528	—	—	1,097,291	1.8x	Jan 2027	1,074,677
Mahes Wickramasinghe	3.0x	2,100,000	2,010	14,158	—	—	461,724	0.7x	Jan 2027	563,817

[1]

Total Value of Equity is determined by adding the greater of the market value or book value of 100% of Class B Non-Voting Shares, RSUs, DSUs, and 50% of unvested PRSUs. The market value is based on the closing price of the Class B Non-Voting Shares on the TSX on December 29, 2023, which was $62.03.

[2]

Market Value of Equity is determined by adding 100% of the market value of Class B Non-Voting Shares, RSUs, DSUs and 50% of unvested PRSUs. The market value is based on the closing price of the Class B Non-Voting Shares on the TSX on December 29, 2023, which was $62.03.

EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

Overall Objectives

The Company fosters a pay-for-performance culture by placing strong emphasis on incentive compensation for its executives. The primary objectives of our executive compensation programs are to:

•	attract and motivate talented executives in a competitive environment;

•	reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance);

•	align compensation with performance over both the short- and long-term;

•	align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership requirements;

•	retain high-performing executives and encourage their long-term career commitment to the Company through diversity of experience and differentiation of pay; and

•	ensure that our compensation plans align with good governance practices and do not incent risk-taking behaviour beyond the Company’s risk tolerance.

Various performance measures are used in the Company’s STIP and LTIP in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. Continuing to maintain the Customer and Network measures in the STIP first

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introduced in the 2022 STIP, in addition to strong Financial Performance measures, reflects our commitment to keeping the executive team focused on the importance of creating and maintaining customer loyalty.

Philosophy and Positioning

The Human Resources Committee follows the philosophy of generally positioning our target total direct compensation (salary + target short-term incentive awards + target long-term incentive awards) of the NEOs at or above the median of the competitive market. While market assessment is relative to a defined peer group of large publicly traded Canadian companies, the individual’s skills, qualifications, abilities, retention risk, experience, and performance may be considered in determining the appropriate level and mix of pay for a NEO. See “Benchmarking” in “Executive Compensation Philosophy and Objectives” for further details regarding the peer group.

Compensation for an executive may also be set above median to reflect the strategic importance of the role within the Company, market conditions, individual experience, sustained performance in the role, and potential. To determine appropriate pay levels and mix of pay elements, the Company may also review the pay practices of other companies in the telecommunications industry. Specific positioning by compensation element is captured below.

NEO Total Rewards At-A-Glance

	Base Salary	Short-Term Incentive	Long-Term Incentive	Benefits & Perquisites	Wealth Accumulation Program

  Total Cash Compensation    Total Direct Compensation     Total Rewards
	Annual Salary	Annual Incentive Plan	Stock Options Performance Stock Options Performance Restricted Share Units Deferred Share Units	Benefits Plan Well-being Program Executive Allowance Service Discounts	Employee Share Accumulation Plan Defined Benefit & Defined Contribution Pension Plans Supplemental Executive Retirement Plan (SERP) Global Registered Retirement Savings Plan & Tax-Free Savings Account

Objective:	Reward sustained individual contribution.	Reward based on annual Company and Business Unit/Function performance.	Reward potential and align pay to shareholder interest and long-term objectives.	Ensure employee well-being with balanced offerings.	Support employee savings for various life events, including retirement.
Positioning:	Positioned at the median on average, between median and top quartile for top talent.

Target awards aligned with median. Actual awards above (or below) median for above (or below) target performance (capped at 2x target). Provide differentiation for top talent who deliver outstanding results.

In general, positioned as part of overall total direct compensation to achieve median at target and higher
			for above target performance. Flexibility to position top talent between median and the top quartile.	Positioned at the median on average.

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The key components of the 2023 Total Direct Compensation for the NEOs include base salary, short-term incentive and long-term incentive. The 2023 annual long-term incentive grant for the NEOs was composed of either a mix of 50% SOs and 50% PRSUs or up to 100% SOs or PRSUs as elected by the NEO. Similar to last year, executives could make elections to defer 0%, 50% or 100% of bonus and/or LTI into DSUs. Elections made in December 2023 will be applicable to bonus payouts in March 2025 (in respect of the 2024 bonus performance year) and LTI grants made in March 2025. Based on elections made in December 2022, the CEO will be receiving 50% of his 2023 STIP and 100% of his LTI grants made in 2024 in the form of DSUs.

Other key components of the 2023 Total Rewards for the NEOs include benefits and perquisites, as well as participation in the Wealth Accumulation Program (WAP). The WAP for the NEOs includes executive pension plans as well as group savings programs offered broadly to all eligible employees, including the Employee Share Accumulation Plan (ESAP), the Global Registered Retirement Savings Plan (RRSP), and the Tax-Free Savings Account (TFSA).

Total Direct Compensation

Base Salary	• Fixed annual rate of pay • Individual salary tied to competitive market for talent, individual experience, sustained contribution, performance, and potential

Short-Term Incentive Plan	• Annual bonus. STIP may be taken in the form of DSUs. • Target is 100% of base salary for all NEOs; payout can range from 0% to 200% of target based on performance

•  The STIP has an additive design based on Company Performance (60% weighting) and Business Unit/Function Performance (40% weighting); each ranges from 0% to 200% based on actual performance relative to targets

¡  Company Performance based on: Financial Performance (60% weighting), Customer (30% weighting) and Network (10% weighting)

¡  Business Unit/Function Performance based on: business unit financial (60% weighting) and function-specific objectives (40% weighting)

Long-Term Incentive Plan	• Executives may elect to receive annual grant as a mix of 50% SOs and 50% PRSUs or up to 100% SOs or PRSUs. LTI may be taken in the form of DSUs.
	SOs	PRSUs

•  4-year vesting; 25% per year

•  10-year term

•  Granted in tandem with share appreciation rights (SARs), which entitles option holder upon exercise to:

¡  Acquire one Class B Non-Voting share at the option exercise price, or

¡  Surrender an option for a payment equal to the fair market value of a Class B Non-Voting share minus the option exercise price

•  1/3 eligible to vest each year subject to achievement of Adjusted EBITDA performance with final payout after 3 years

•  Track the price of Class B Non-Voting Shares; when dividends are paid, additional PRSUs are credited

• PSOs or PRSUs were granted as a one-time special integration award in 2022 or 2023, for executives related to the Shaw Transaction.

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Other Elements of Total Rewards

Benefits & Perquisites	•	NEOs participate in the employee benefits plan, along with other eligible employees, and have the ability to apply for executive disability insurance, which provides additional coverage
	•	NEOs participate in the wellness program, including executive medical
	•	NEOs receive an executive allowance and are entitled to service discounts in line with those offered to the broader employee population

Wealth Accumulation Program		ESAP		DB & DC Pension Plans		SERP		RRSP & TFSA
	•	NEOs participate along with other eligible Rogers employees	•	NEOs hired and electing to participate prior to July 1, 2016 participate in the DB Pension Plan	•	NEOs hired and electing to participate prior to July 1, 2016 participate in the DB SERP	•	NEOs participate along with other eligible Rogers employees
•

Employees contribute up to 15% of base salary to an annual maximum of $25,000; contributions of up to 10% receive an employer match

The Company matches employee contributions as follows: 25% in the first year of ESAP membership, 33% in the second year of ESAP membership, and 50% in the third and subsequent years of ESAP membership

			•	NEOs hired and/or electing to participate post June 30, 2016 participate in the DC Pension Plan	•	NEOs hired and/or electing to participate post June 30, 2016 participate in the DC SERP	•	Plans offer tax-effective savings vehicles within a group policy
	•		•	Further details follow in “Pension Benefits”	• •	DB and DC SERP provide benefits in excess of those provided in the DB or DC pension plans, based on the Income Tax Act (ITA) limits Further details follow in “Pension Benefits”

Benchmarking

We compare our compensation levels to those of a peer group of companies to evaluate our external total rewards competitiveness.

For 2023, the peer group with no adjustment since 2021, as detailed below, consisted of 17 large publicly traded Canadian companies. These companies were selected based on revenue and market capitalization levels and to ensure cross-industry representation. To avoid over weighting the sample, we limited the number of financial services and energy companies. The peer group was reviewed and updated in late 2023 following the closing of the Shaw Transaction to capture the financial profile of the combined entity. The market levels of the updated peer group will inform policy decisions which will be reviewed as part of executive compensation policy updates in 2024 with any recommended salary or incentive updates coming into effect in 2025. Assets and EBITDA were additional criteria considered in updating the 2024 peer group as well as a focus on companies where talent competition was most relevant.

Any changes are subject to the Human Resources Committee’s review and approval. To determine appropriate pay levels and mix of pay elements, the Company may also review the pay practices of other companies in the telecommunications industry.

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Peer Group Determination Criteria

The following criteria were considered in establishing the 2023 peer group:

Canadian headquarters and included in the S&P / TSX 60
Market capitalization 0.5X to 2.0X that of Rogers
Revenue between 0.33X and 3.0X that of Rogers

Peer Group

2023 Peer Group

Company	Industry
Bank of Montreal	Financial Services
Barrick Gold Corporation	Materials
BCE Inc.	Telecommunications
Bombardier Inc.	Industrials
CIBC	Financial Services
Canadian National Railway Company	Industrials
Canadian Natural Resources Limited	Energy
Canadian Pacific Railway Limited	Industrials
Canadian Tire Corporation, Limited	Consumer Discretionary
Cenovus Energy Inc.	Energy
CGI Group Inc.	Information Technology
Enbridge Inc.	Energy
Nutrien Ltd.	Materials
Sun Life Financial Inc.	Financial Services
TC Energy Corporation	Energy
Teck Resources Limited	Materials
TELUS Corporation	Telecommunications

2024 Peer Group

Company	Industry
BCE Inc.	Telecommunications
Telus Corporation	Telecommunications
Quebecor Inc.	Telecommunications
CGI Inc.	Information Technology
Canadian Tire Corporation, Limited	Consumer Discretionary
Bank of Montreal	Financial Services
The Bank of Nova Scotia	Financial Services
CIBC	Financial Services
National Bank of Canada	Financial Services
Loblaw Companies Limited	Consumer Staples

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Relativity to Rogers

2023 Peer Group	2024 Peer Group

[1]	Data sourced from S&P Capital IQ and presented in CAD. Market capitalization is as at December 31, 2023. Total revenue data reflect the most recent fiscal year disclosed.

Target Total Direct Compensation Mix for NEOs

The NEOs’ target total direct compensation is composed of three elements: base salary, short-term incentive, and long-term incentive. The Company’s commitment to pay for performance is reflected in its variable compensation plans (or ‘at-risk’ pay), which are strongly influenced by both the individual’s performance and the Company’s business results. See “Compensation Decisions for 2023-2024” for a view of target total direct compensation mix.

COMPENSATION DECISIONS FOR 2023-2024

Input from Management

The Human Resources Committee engages in active discussions with, and considers recommendations from, the CEO concerning:

•	base salaries, considering internal pay equity among executives and external market competitiveness;

•	participation in the incentive programs and award levels;

•	performance metrics for the incentive plans;

•	performance targets, at the company and team levels for the coming year, where applicable; and

•	actual achievement of performance against pre-determined targets.

The Company’s Chief Human Resources Officer is involved in the compensation-setting process through the preparation of information for the Human Resources Committee, which includes the recommendations of the CEO. The Human Resources Committee may also seek input from its independent compensation advisor, as determined by the Chair.

Annual Compensation Review

Salaries, STIP targets, and LTIP targets are reviewed annually by the Human Resources Committee, with input from the CEO with respect to Other NEOs. CEO compensation changes are recommended by the Human Resources Committee and approved by the Board. Other NEO compensation changes are recommended by the CEO and approved by the Human Resources Committee.

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The following tables set out 2023 total target direct compensation pay mix together with 2023 actual compensation and any changes for 2024, for each NEO.

Tony Staffieri, President and Chief Executive Officer

2023 – 2024 Target Compensation
		2023 Target	2023 Actual[1,2]	2024 Target[3]
Salary		$1,400,000	$1,400,000	$1,500,000
At-Risk Compensation
STIP	% of salary	100%	100%	100%
		$$1,400,000	$1,400,000	$1,500,000
LTIP	% of salary	536%	643%	500%
		$$7,500,000	$9,000,008	$7,500,000
Total At-Risk Compensation		$8,900,000	$10,400,008	$9,000,000
Total Compensation		$10,300,000	$11,800,008	$10,500,000

1  Similar to the previous year, Mr. Staffieri’s STIP Award is weighted 100% on corporate performance (all of Rogers), which in 2023 was fully achieved. For a description of these metrics, see the “2023 STIP Awards” section.

2  Mr. Staffieri elected to receive 100% of his 2023 annual LTI grant in the form of stock options, representing a considerable alignment with shareholders.

3  Mr. Staffieri’s base salary was increased to $1,500,000 effective March 3, 2024. This is his first salary increase since assuming the role in 2022 and is based on CEO peer group insights and the continued industry leading results achieved under his leadership.

Glenn Brandt, Chief Financial Officer

2023 – 2024 Target Compensation
		2023 Target	2023 Actual[1,2],[3]	2024 Target
Salary		$650,000	$650,000	$650,000
At-Risk Compensation
STIP	% of salary	100%	156%	100%
		$$650,000	$1,010,920	$650,000
LTIP	% of salary	250%	277%	250%
		$$1,625,000	$1,800,011	$1,625,000
Total At-Risk Compensation		$2,275,000	$2,810,931	$2,275,000
Total Compensation		$2,925,000	$3,460,931	$2,925,000

1  Mr. Brandt’s Business Unit/Function & Team performance (40% weighting) was based on Finance, which in 2023 overachieved for Corporate financial and operating expense achievements. For a description of Corporate performance (60% weighting) including metrics and achievement, see “2023 STIP Awards”.

2  In addition to the annual STIP award, Mr. Brandt received a cash bonus of $350,000 in April 2023 in recognition of his leadership through complexities associated with financing the Shaw Transaction amidst a shifting close date through 2023 and both are reflected above.

3  Mr. Brandt elected to receive 50% of his 2023 annual LTI grant in the form of stock options and 50% in the form of performance restricted share units.

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Philip J. Hartling, President, Wireless

2023 – 2024 Target Compensation
		2023 Target	2023 Actual[1,2,3,4]	2024 Target
Salary		$600,000	$583,558	$600,000
At-Risk Compensation
STIP	% of salary	100%	324%	100%
		$$600,000	$1,888,388	$600,000
LTIP	% of salary	200%	463%	200%
		$$1,200,000	$2,700,012	$1,200,000
Total At-Risk Compensation		$1,800,000	$4,588,400	$1,800,000
Total Compensation		$2,400,000	$5,171,957	$2,400,000

1  Mr. Hartling’s Business Unit/Function & Team performance (40% weighting) was based on Wireless, which in 2023 overachieved for Wireless Subscriber Net Adds and Market Share achievements, among others. For a description of Corporate performance (60% weighting) including metrics and achievement, see “2023 STIP Awards”.

2  In addition to the annual STIP award, Mr. Hartling received a cash bonus of $525,000 in recognition of the Company’s industry-leading Wireless performance and both are reflected above.

3  Mr. Hartling elected to receive 50% of his 2023 annual LTI grant in the form of stock options and 50% in the form of performance restricted share units.

4  Mr. Hartling also received two Shaw-related incentives: a closing bonus of $700,000 paid in cash for leveraging newly available assets to create sustainable efficiencies via Wireless operating expenses, and an LTI award of $1,650,000 in June 2023 and both are reflected above.

Colette Watson, President, Rogers Sports & Media

2023 – 2024 Target Compensation
		2023 Target	2023 Actual[1,2,3]	2024 Target[4]
Salary		$600,000	$590,385	$630,000
At-Risk Compensation
STIP	% of salary	100%	100.9%	100%
		$$600,000	$592,510	$630,000
LTIP	% of salary	200%	474%	200%
		$$1,200,000	$2,800,011	$1,260,000
Total At-Risk Compensation		$1,800,000	$3,392,521	$1,890,000
Total Compensation		$2,400,000	$3,982,905	$2,520,000

1  Ms. Watson’s Business Unit/Function & Team performance (40% weighting) was based on Rogers Sports & Media, which in 2023 fully achieved for delivering business financial metrics and sustained industry rankings for key markets, among others. For a description of Corporate performance (60% weighting) including metrics and achievement, see “2023 STIP Awards”.

2  Ms. Watson elected to receive 50% of her 2023 annual LTI grant in the form of stock options and 50% in the form of performance restricted share units.

3  Ms. Watson received a one-time special integration award of $1,000,000 in the form of PRSUs contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction.

4  Ms. Watson’s base salary was increased to $630,000 effective March 3, 2024.

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Mahes Wickramasinghe, President, Group Operations

2023 – 2024 Target Compensation
	2023 Target	2023 Actual[1,2],[3]	2024 Target
Salary	$700,000	$700,000	$700,000
At-Risk Compensation
STIP %	100%	152%	100%
	$$700,000	$1,065,680	$700,000
LTIP %	250%	257%	250%
	$$1,750,000	$1,800,011	$1,750,000
Total At-Risk Compensation	$2,450,000	$2,865,691	$2,450,000
Total Compensation	$3,150,000	$3,565,691	$3,150,000

1  Mr. Wickramasinghe’s Business Unit/Function & Team performance (40% weighting) was based on Commercial Office, which in 2023 overachieved for Corporate financial and operating expense achievements. For a description of Corporate performance (60% weighting) including metrics and achievement, see “2023 STIP Awards”.

2  In addition to the annual STIP award, Mr. Wickramasinghe received a cash bonus of $350,000 in April 2023 in recognition of his leading role in negotiating key terms of the Shaw Transaction and the related sale of Freedom Mobile Inc. and both are reflected above.

3  Mr. Wickramasinghe elected to receive 50% of his 2023 annual LTI grant in the form of stock options and 50% in the form of performance restricted share units.

2023 STIP Awards

The calculation of bonus payouts is based on an additive plan design where Company Performance, weighted at 60%, is added to Team Performance, weighted at 40%. The maximum achievable for each of Company Performance and BU/Function & Team Performance is 200%. However, performance below the specified threshold level for any metric results in 0% achievement for that metric.

2023 STIP Achievements

Overall in 2023, we met target performance on our scorecard, driven by strong financial performance relative to guidance set and increased in 2023. The Company achieved and advanced significantly across meaningful performance metrics relative to its industry competitors.

The table below outlines the metrics measuring Corporate performance. Given the competitively sensitive nature of these measures, approved target, threshold, and shoulder levels have been excluded from the description below.

Focus	Metrics	Weighting	Achievement
Financial Performance	Service Revenue Adjusted EBITDA	60.0%	Underachieved Achieved

Customer Experience	Net Adds Service Level	30.0%	Overachieved Underachieved
Network	Cable: Homes Passed Growth Wireless: Macro & Small Cell Sites	10.0%	Overachieved Overachieved
	Total Company Performance:		100.0%

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The CEO evaluates the performance of each Business Unit and Function based on performance against key financial and numeric KPIs set at the beginning of the year. Please see the table below for each NEO’s Business Unit/Functional & Team Performance component and total 2023 STIP payout.

STIP Award
Name	Target STIP Award[1] ($)	BU/Function & Team Performance[2]	Actual STIP Award ($)

Tony Staffieri[3]	1,400,000	Achieved	1,400,000
Glenn Brandt	650,000	Overachieved	660,920
Philip J. Hartling	583,558	Overachieved	663,388
Colette Watson	590,385	Overachieved	592,510
Mahes Wickramasinghe	700,000	Overachieved	715,680

[1]	Target STIP Award is based on 2023 eligible earnings x Target STIP %.
[2]	Business Unit/Function & Team Performance includes financial performance and numeric KPIs.
[3]	CEO annual incentive plan is weighted 100% on corporate performance. In 2023, corporate performance was achieved at 100%.

2023 LTIP Awards

At the beginning of each fiscal year, the Human Resources Committee approves the value of target LTIP awards to be granted and, with the exception of the CEO’s LTIP, receives and reviews recommendations from the CEO. Individual grants are determined within an approved range to reflect individual performance and contribution to the long-term value creation for the Company.

Under the current PRSU design, each year the applicable adjusted EBITDA target is achieved, one third of the award becomes eligible to vest at a maximum of 100%, for payout at the end of the three-year performance period. If the target for the year is not achieved, one third of the award is cancelled. This target represents 90% of the approved adjusted EBITDA in the business plan. As this level was achieved in 2023, together with target achievement in 2021 and in 2022, PRSUs granted in 2021 will be paid out at the maximum level of 100%.

Typically, the Human Resources Committee does not take previous grants or length of service into account when setting new grants. In consideration of individual performance during the year, a new hire, or a promotion, the Human Resources Committee may approve an award which differs from the targeted annual grant level based on their assessment of the rationale provided by the CEO. In 2023, Ms. Watson received a one-time special integration award contingent upon the achievement of one-and two-year milestones for the strategic importance of decisions within the Media portfolio following the close of the Shaw Transaction.

The Board follows the same process for the CEO’s LTIP award based on the Human Resources Committee recommendations.

All other executives and directors below the senior executive officer level are eligible to receive LTIP in the form of RSUs. For detailed information on the design features and provisions of the 2023 LTIP vehicles, please see the “Summary of Long-term Incentive Plans” section.

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PERFORMANCE GRAPH

The following graph illustrates the change in value of $100 invested on December 31, 2018 (five years ago) in:

•	Class A Shares (RCI.A);

•	Class B Non-Voting Shares (RCI.B); and

•	Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite Index).

The graph also includes a NEO Total Direct Compensation Index that reflects the change in the sum of the annual Total Direct Compensation for NEOs (salary + short-term incentive awards + long-term incentive awards) as reported in the summary compensation table for the past five years.

Values are given as at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested.

For the five-year period, the market price for Rogers shares was below the S&P/TSX Composite Index and below increases in NEO Total Direct Compensation. In 2023, NEO Total Direct Compensation trended lower given one-time nature of NEO compensation impacts adjustments year over year.

Overall, the Human Resources Committee is confident that the current executive compensation program and associated pay levels for the Company’s NEOs are well aligned to the Company’s performance over the prior five-year period.

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SUMMARY COMPENSATION TABLE

Summary Compensation Table
					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary[1] ($)	Share- Based Awards[2] ($)	Option- Based Awards[3] ($)	Annual Incentive Plan[4] ($)	Long-Term Incentive Plans ($)	Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)

Tony Staffieri[7] President and Chief Executive Officer	2023	1,400,000	—	9,000,008	1,400,000	—	708,300	467,168	12,975,476
	2022	1,376,538	3,750,000	13,000,008	1,826,666	—	10,291,500	1,270,335	31,515,047
	2021	790,000	1,150,182	1,150,038	869,158	—	511,500	104,334	4,575,212

Glenn Brandt[8] Chief Financial Officer	2023	650,000	900,000	900,011	660,920	—	226,100	439,325	3,776,356
	2022	613,520	812,500	3,312,505	785,614	—	503,700	47,115	6,074,954
	2021	270,608	275,000	—	148,837	—	159,000	37,224	890,669

Philip J. Hartling[9] President, Wireless	2023	583,558	1,350,000	1,350,012	663,388	—	275,400	1,295,214	5,517,572
	2022	525,000	900,000	—	732,795	—	268,200	42,304	2,468,299
	2021	525,000	450,302	450,012	577,500	—	691,200	41,495	2,735,509

Colette Watson[10] President, Rogers Sports & Media	2023	590,385	1,900,000	900,011	592,510	—	265,900	62,609	4,311,415
	2022	518,269	—	1,300,009	582,016	—	177,300	71,908	2,649,502
	2021	—	—	—	—	—	814,100	2,510	816,610

Mahes Wickramasinghe[11] President, Group Operations	2023	700,000	900,000	900,011	715,680	—	178,800	392,737	3,787,228
	2022	632,692	—	4,250,012	905,100	—	87,000	35,738	5,910,542
	2021	—	—	—	—	—	—	—	—

[1]	Salary represents actual base salary earnings received in each fiscal year.
[2]

Share-Based Awards include PRSUs and RSUs and are valued based on the number of units granted multiplied by the five-day weighted average trading price of Class B Non-Voting Shares on the TSX preceding the date of grant. For purposes of the valuation, all PRSUs with future performance conditions are deemed to have been met at 100% of target.

[3]

Option-Based Awards are valued in 2022 and 2023 using solely a Black-Scholes model that represents the option fair value (compensation value) on the grant date. Awards in 2021 were valued using a binomial model. The share prices used for purposes of determining stock option grants are outlined in the chart below. For compensation purposes, the share price is determined based on the five-day weighted average share price of Class B Non-Voting Shares on the TSX preceding the date of grant. For accounting purposes, the share price is determined as the closing share price on the date of grant. For further details see the Option Valuation Methodologies table on following page.

Share Price ($)
Purpose	Mar 01, 2023	Jun 01, 2023	Mar 01, 2022	Dec 13, 2021	Mar 23, 2021
Compensation	65.2244	60.6016	65.7292	58.6137	62.2393
Accounting	64.72	59.88	65.59	57.63	61.02

[4]

Annual Incentive Plan represents short-term incentives paid in cash in the year following the fiscal year in which the award was earned. See “2023 STIP Awards” for details of the plan and payout for the most recent year.

[5]

Pension value represents all compensation relating to defined benefit or defined contribution plans. For defined benefit plans it includes the value of service accrued in the current year, the impact of any difference in pensionable earnings versus expected pensionable earnings used to determine the obligation at the beginning of the year and the impact of past service benefit changes or special benefits provided in 2023. For defined contribution plans it includes the value of the capital accumulated during the current year.

[6]

All Other Compensation may include the following: allowances, premiums associated with benefit insurance, life insurance, AD&D, LTD top-up, parking, Company ESAP contributions, executive medical coverage and financial planning. One-time cash payments are also included in All Other Compensation and described together with other compensation notes for each respective NEO. In 2022 and 2023, Mr. Staffieri’s amount reflects an annual executive allowance of $100,000 and professional fees associated with ongoing legal and tax planning as outlined in his employment agreement.

[7]

Mr. Staffieri elected to receive 50% of his 2023 STIP payout in the form of DSUs. Following the one-time pension adjustment of approximately $9,900,000 associated with the setup of his CEO pension arrangement in 2022, the annual pension value in 2023 is $708,300. In 2022, Mr. Staffieri received a one-time special integration award of $8,000,000 in the form of PSOs contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction and a one-time grant of stock options of $1,250,000. Mr. Staffieri received $1,136,800 cash top-up for his tenure as CEO on an interim basis in 2022.

[8]

Mr. Brandt received a cash bonus of $350,000 in April 2023 in recognition of his leadership through complexities associated with financing the Shaw Transaction amidst a shifting close date through 2023. In 2022, Mr. Brandt received a one-time special integration award of $2,500,000 in the form of PSOs contingent upon the achievement of one-and two-year milestones related to the Shaw Transaction. He was promoted to CFO on January 31, 2022.

44 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

[9]

Mr. Hartling’s base salary increased from $525,000 to $600,000 and he received a special cash bonus of $525,000 in recognition of the Company’s industry-leading Wireless performance. Mr. Hartling received two Shaw-related incentives: a closing bonus of $700,000 paid in cash for leveraging newly available assets to create sustainable efficiencies via Wireless operating expenses in April 2023 upon closing the Shaw Transaction and in June, an LTI Award of $1,650,000 (50% PRSUs and 50% SOs). Mr. Hartling was appointed President, Wireless effective January 10, 2022.

[10]

Ms. Watson’s base salary was increased from $550,000 to $600,000 in March 2023. Ms. Watson received a one-time special integration award of $1,000,000 in the form of PRSUs contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction in September 2023 for facilitating synergies specifically within content across the combined entity. Ms. Watson was appointed President, Rogers Sports & Media role effective January 17, 2022. At the time of her promotion, her base salary was increased from $306,000 to $550,000, target bonus increased from 50% to 100%, and 2022 LTI target increased from 65% to 200% of base salary. Ms. Watson was also awarded a promotional LTI grant of $1,300,000 in SOs. In 2021, Ms. Watson was on sabbatical during which she was eligible to continue benefits.

[11]

Mr. Wickramasinghe received a cash bonus of $350,000 in April 2023 in recognition of his leading role in negotiating key terms of the Shaw Transaction and related sale of Freedom Mobile Inc. In 2022, Mr. Wickramasinghe received a one-time special integration award of $2,500,000 in the form of PSOs contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction. He also received a sign-on award of stock options with a Black-Scholes value of $1,750,000 upon his hire in 2022. Mr. Wickramasinghe was appointed Chief Commercial Officer on April 16, 2023 prior to which he served as Chief Administrative Officer since joining Rogers on January 31, 2022. Effective February 12, 2024, Mr. Wickramasinghe was appointed President, Group Operations.

Since 2022, compensation and accounting values for all stock option awards has been determined using a Black-Scholes model. Prior to that, a binomial model was used to determine the compensation value and the Black-Scholes model to determine the accounting value. The amounts disclosed represent the option fair value (compensation value) on the grant date.

Option Valuation Methodologies

Inputs	2023		2022		2021

	Compensation & Accounting		Compensation & Accounting		Compensation		Accounting

Valuation Methodology	Black- Scholes Mar 01, 2023 SO Grant	Black- Scholes Jun 01, 2023 SO Grant	Black- Scholes Mar 01, 2022 PSO Grant	Black- Scholes Mar 01, 2022 SO Grant	Binomial		Black- Scholes Dec 13, 2021 SO Grant	Black- Scholes Mar 23, 2021 SO Grant

Share Price Volatility	23.38%	23.56%	23.32%	22.61%	26.08%		23.71%	22.59%

Dividend Yield	3.09%	3.34%	3.05%		3.33%		3.32%	3.45%

Risk-Free Interest Rate	3.55%	3.35%	1.46%	1.47%	0.70%		0.25%	0.25%

Expected Life (years)	5.5	5.50	4.75	5.50	10 (full term)		4.48	5.5

Value per Option	$12.27	$10.83	$9.72	$9.67	$12.27 Dec 13, 2021 SO Grant	$13.03 Mar 23, 2021 SO Grant	$7.41	$7.46

Higher (Lower) Compensation Value Compared to Accounting Value ($)[1]

Name	2023		2022		2021

Tony Staffieri	—		—		490,377

Glenn Brandt	—		—		—

Philip J. Hartling	—		—		191,885

Colette Watson	—		—		—

Mahes Wickramasinghe	—		—		—

[1]

The compensation and accounting values for grants to Messrs. Staffieri, Brandt, Hartling, Wickramasinghe and Ms. Watson were calculated based on the Black-Scholes methodology for SOs granted on March 1, 2023 and June 1, 2023.

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INCENTIVE PLAN AWARDS

Outstanding Option-Based and Share-Based Awards as at December 31, 2023

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised in-the-money Options[2] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested[3] ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed[4] ($)
Tony Staffieri	1,290	44.59	06/02/2024
	15,640	49.95	03/01/2026
	33,920	56.70	03/01/2027
	52,732	58.45	03/01/2028
	125,915	73.00	03/01/2029
	151,930	62.56	03/02/2030
	88,410	62.24	03/23/2031
	517,058	65.73	03/01/2032
*	823,004	65.73	03/01/2032
	733,692	65.22	03/01/2033	581,098	212,534	13,183,506	8,187,611
Glenn Brandt	84,022	65.73	03/01/2032
*	257,189	65.73	03/01/2032
	73,370	65.22	03/01/2033	—	45,381	2,814,999	826,416
Phil Hartling	50,370	73.00	03/01/2029
	59,455	62.56	03/02/2030
	34,595	62.24	03/23/2031
	42,799	65.22	03/01/2033
	76,188	60.60	06/01/2033	108,827	50,909	3,157,866	398,294
Colette Watson	134,436	65.73	03/01/2032
	73,370	65.22	03/01/2033	—	*32,528	2,017,740	—
Mahes Wickramasinghe	180,971	65.73	03/01/2032
*	257,189	65.73	03/01/2032
	73,370	65.22	03/01/2033	—	14,158	878,222	—

*	Reflects Shaw Transaction-related PSOs or PRSUs as applicable.
[1]	Option Exercise Prices are established based on the five-day weighted average trading price of Class B Non-Voting Shares on the TSX preceding the date of grant.
[2]

Value of Unexercised in-the-money Options represents all outstanding stock options and PSOs valued based on the difference between the closing price of Class B Non-Voting Shares as at December 29, 2023 of $62.03 and the exercise price. For purposes of this valuation, PSOs share price hurdles are deemed to have been met. Options where the exercise price is above the December 29, 2023 closing price are considered to have no value.

[3]

Market or Payout Value of Share-Based Awards That Have Not Vested represents share units and PRSUs that have not vested, valued based on the closing price of Class B Non-Voting Shares on the TSX as at December 29, 2023 of $62.03. For purposes of this valuation all PRSUs with future performance conditions are deemed to have been met at 100% of target.

[4]

Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed represents vested share units that have not been paid out or distributed. The amounts reported for Mr. Staffieri, Mr. Brandt and Mr. Hartling represent vested DSUs valued based on the closing price of Class B Non-Voting Shares on the TSX as at December 29, 2023 of $62.03.

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Vested Option and Share Awards Under the Company’s Incentive Plans During 2023
Name	Option Awards Value Vested During the Year[1] ($)	Share Awards Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year[3] ($)
Tony Staffieri	57,175	1,323,069	1,400,000
Glenn Brandt	—	316,359	660,920
Philip J. Hartling	22,375	517,785	663,388
Colette Watson	—	—	592,510
Mahes Wickramasinghe	—	—	715,680

[1]

Option Awards Value Vested During the Year represents the value of vested SOs. Where Option Awards Value Vested During the Year is blank, the value is currently below strike price as at the vesting date.

[2]

Share Awards Value Vested During the Year reflects PRSUs and RSUs that vested in 2023 valued as at their respective vesting dates, based on the five-day volume weighted average trading price of Class B Non-Voting Shares on the TSX preceding the applicable vesting date.

[3]

Non-Equity Incentive Plan Compensation Value Earned During the Year represents the annual short-term incentive awards earned in 2023 as reported in the Summary Compensation Table under the Non-Equity Plan Compensation (Annual Incentive Plans). Mr. Staffieri elected to receive 50% of his 2023 STIP in the form of DSUs.

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SUMMARY OF LONG-TERM INCENTIVE PLANS

Stock Option Plans

Type	Performance Stock Options	Stock Options

Eligibility

2022: Senior executive officers received a special one-time Shaw integration award grant with the option to receive the award in the form of performance stock options.

2012 — 2014: All NEOs and other senior executive officers eligible.

All NEOs and other senior executive officers eligible as part of annual LTI. 2015 — 2018: NEOs (excluding the CEO) and other senior executive officers eligible.

Overview

Stock options are granted with tandem SARs. Each option entitles the holder, upon exercise, to acquire one Class B Non-Voting Share at the option exercise price (grant price) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Non-Voting Share minus the option exercise price.

Award

Beginning with the 2022 grant of Stock Options, the number of options granted is determined based on the dollar value of the award, taking the Black-Scholes value and the fair market value on the day the award is granted into account.

Exercise price (also known as grant price or option price) is established using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the date on which the award is granted.

Vesting and Expiry

Awards time vest 25% per year over the first four years; however, they will only fully vest if the performance requirement of a 5% increase in share price at each anniversary has also been met.

Upon deal closure and with the achievement of performance targets in 2023, 50% of the Shaw integration award grants made in 2022 will vest in June 2024. The remaining 50% of the award will be contingent upon the achievement of performance targets through 2024 and vest in June 2025.

Awards expire after 10 years.

Awards vest 25% per year over the first four years. Awards expire after 10 years.

Exercise or Payout		Following vesting, option holders are entitled to exercise the option to acquire Class B Non-Voting Shares or the SAR (i.e. surrender and receive market price appreciation).

Termination Provisions		The following rules apply if a participant’s employment is terminated before expiry:
Death/Disability:		Awards vest effective as at the date of the participant’s death or disability and are exercisable until the end of the term.
Retirement[1]:		Awards vest effective as at the date of retirement and are exercisable until the end of the term.
Resignation:		Unvested awards are forfeited and vested awards may be exercised within 30 days after resignation.
Termination Without Cause:		Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.
Termination for Cause:		Vested and unvested awards are forfeited.

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Type	Performance Stock Options	Stock Options

Change in Control	The Board may allow awards to vest effective as at the date of the change in control. Vested awards would be exercisable until the end of the specified acceptance period.

Assignment & Transferability of Awards	Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder, or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Amendment and Termination	The Board may amend, subject to shareholder approval, or discontinue the plan at any time; provided, that no such amendment may, without the consent of the participant, alter the terms of any award previously granted to them, if such alteration will have the effect of impairing, derogating from or otherwise adversely affecting such participant’s rights thereunder, unless additional similar rights, or other compensation of equal or greater value, is given to such participant.

[1]	Retirement age as determined by Human Resources Committee.

Restricted Share Unit Plans

Type	Performance Restricted Share Units	Restricted Share Units

Eligibility

NEOs and other senior executive officers eligible.

2022 and 2023: Senior executive officers received a special one-time Shaw integration award grant in 2022 with the option to receive the award in the form of PRSUs.

NEOs and all executives eligible. Executives may also elect to receive their STIP bonus in the form of RSUs subject to Company approval. Such RSUs vest immediately.

Overview

PRSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional PRSUs are credited to the participant’s PRSU account.

PRSUs cliff vest on the third anniversary of the grant date, subject to meeting annual performance conditions. The number of units that vest is tied to actual performance achieved on key financial metrics relative to established targets after the completion of performance years 1, 2 and 3.

Payments are typically settled in cash at vesting but can be settled as Class B Non-Voting Shares.

RSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional RSUs are credited to the participant’s RSU account.

RSUs cliff vest on the third anniversary of the grant date.

Payments are typically settled in cash at vesting but can be settled as Class B Non-Voting Shares.

Award

The number of units granted is determined by dividing the dollar value of the award by the market price on the applicable date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the applicable date.

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Type	Performance Restricted Share Units	Restricted Share Units
Vesting & Expiry

For grants made 2020 through 2023, performance will be measured against annual EBITDA targets. Each year the EBITDA target is achieved, one third of the award is eligible to vest at 100%, for a payout at the end of the three-year period. If the target for the year is not achieved, one third of the award is cancelled.

Upon deal closure and with the achievement of performance targets in 2023, 50% of the Shaw integration award grants made in 2022 or 2023 will vest in June 2024. The remaining 50% of the award will be contingent upon the achievement of performance targets through 2024 and vest in June 2025.

Units cliff vest not later than three years after the grant date.

Bonus amounts that are deferred into RSUs will be redeemed no later than June 15 of the third calendar year following the calendar year in which the bonus remuneration was earned.

Exercise or Payout

Vested units plus credited dividends are paid out in cash or settled as Class B Non-Voting Shares based on the market price on the vesting date.

For grants made 2022 onwards, payout is in cash with no option for vested units to be settled as Class B Non-Voting Shares.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding vesting date.

Termination Provisions	The following rules apply if a participant’s employment is terminated before expiry:
Death:

Units vest effective as at the date of the participant’s death and are paid out at the next payroll date. For grants beginning 2022, HRC discretion to deem appropriate performance adjustment factor as applicable.

Disability:

Units vest effective as at the date the participant’s employment ceases due to disability and are paid out at the next available payroll date. For grants beginning 2022, continued vesting per LTI vesting schedule with final payouts reflecting actual performance adjustment factor as applicable.

Retirement[1]:

Units vest effective as at the date of the participant’s retirement and are paid out at the next available payroll date. For grants beginning 2022, continued vesting per LTI vesting schedule with final payouts reflecting actual performance adjustment factor as applicable.

Resignation:	Unvested Units are forfeited.
Termination Without Cause:	Unvested Units are forfeited.
Termination for Cause:	Unvested Units are forfeited.
Change in Control	The Board may determine that the Company shall redeem any PRSUs and RSUs which are outstanding at the time of the offer related to the change in control. Beginning 2022, in addition to above, at the Board’s discretion, any outstanding units may be assumed or may substitute similar units that have substantially equivalent terms and value. Board discretion may deem appropriate performance adjustment factor as applicable.
Assignment & Transferability of Awards	RSUs and PRSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

50 | ROGERS COMMUNICATIONS INC. 2024 MANAGEMENT INFORMATION CIRCULAR

Type	Performance Restricted Share Units	Restricted Share Units
Amendment and Termination	The Human Resources Committee may, subject to regulatory approval and subject to applicable shareholder approval in certain circumstances, amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation, provided that no such amendment, suspension or termination may materially adversely affect any share units, or any rights pursuant thereto, without the consent of the affected Participant. If the plan is terminated, the provisions of the plan will continue in effect as long as a share unit or any rights pursuant thereto remain outstanding.

[1]	Retirement age as determined by Human Resources Committee.

Deferred Share Unit Plan

Type	Deferred Share Units

Eligibility

Discretionary DSUs are occasionally granted to NEOs and other executives on such terms and conditions as the Human Resources Committee determines (including vesting conditions). Discretionary DSUs may be granted as part of on-hire compensation.

All NEOs and Other Executives may also elect to receive their STIP in the form of DSUs subject to Company approval.

Beginning 2022, elections may be made to receive 0%, 50% or 100% of their STIP or LTIP in the form of Deferred Share Units (DSUs).

Overview

DSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional DSUs are credited to the participant’s DSU account.

DSU vesting schedules vary; all vested units can only be redeemed post termination. Payments are settled in cash upon redemption.

Under the Share Matching Program in place from 2015 through 2017, executives could elect to defer their STIP award into DSUs before it was granted as well as defer their RSU/PRSU grant into DSUs before it was granted. Matching DSUs were awarded for these deferrals.

Award

The number of units granted is determined by dividing the dollar value of the award by the market price on the grant date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the grant date.

Vesting & Expiry

DSUs that are granted as part of on-hire compensation typically vest within three years of service with the Company.

DSUs that are granted in lieu of STIP (bonus) remuneration vest immediately. Matching DSUs awarded under the Share Matching Program upon deferral of STIP will vest 1/3 per year. This 3-year program commenced in 2015 and ended in 2017.

DSUs awarded upon deferral of RSU/PRSUs, and all matching DSUs awarded under the Share Matching Program upon deferral of RSU/PRSUs, cliff vest not later than three years after the grant date and DSUs awarded upon deferral of PRSUs are subject to the same adjustments for performance as applicable.

Exercise or Payout

Vested DSUs and credited dividends must be redeemed for cash by holders by December of the year following termination of service. No more than two redemption notices may be filed. Participants who fail to redeem any vested DSUs by December 1st of the year following their termination of service will have their vested DSUs automatically redeemed on such date.

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Type	Deferred Share Units

Participants subject to US taxes will have their DSUs redeemed on such date determined by the Human Resources Committee, which date will be between their separation of service and the date 90 days after their separation from service.

Vested DSUs are paid out based on the market price on the redemption date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding redemption date.

Termination Provisions	The following rules apply if a participant’s employment is terminated before vesting:
Death:

The Company will make a lump sum cash payment within 90 days of death for DSUs credited to the executive’s account. For grants beginning 2023, unvested units vest upon death. HRC discretion to deem appropriate performance adjustment factor as applicable.

Disability:

Units vest effective as at the date of the participant’s employment ceases due to disability and are eligible for payout. For grants beginning 2023, unvested units vest pro-rata based on the time between grant date and date employment ceases due to disability. HRC discretion to deem appropriate performance adjustment factor as applicable.

Retirement[1]:

Units vest effective as at the date of the participant’s retirement and are eligible for payout. For grants beginning 2023, unvested units vest pro-rata based on the time between grant date and retirement date. HRC discretion to deem appropriate performance adjustment factor as applicable.

Resignation:

Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following resignation. For grants beginning 2023, vested units can be redeemed up until December 1 of the year following termination.

Termination Without Cause:

Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following termination. For grants beginning 2023, vested units can be redeemed up until December 1 of the year following termination.

Termination for Cause:

Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following termination. For grants beginning 2023, vested units can be redeemed up until December 1 of the year following termination.

Change in Control	There are no vesting or redemption provisions relating to a change of control. At the Board’s discretion, any outstanding DSUs may be assumed by the acquiring entity or deemed to be vested. Board discretion may deem appropriate performance adjustment factor as applicable.

Assignment & Transferability of Awards	DSUs are not transferable or assignable other than by will or applicable law.

Amendment and Termination	The Human Resources Committee may amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, suspension or termination may materially adversely affect any DSUs, or any rights pursuant thereto, without the consent of the affected holder. If the plan is terminated, the provisions of the plan will continue in effect as long as a DSU or any rights pursuant thereto remain outstanding.
[1]	Retirement age as determined by Human Resources Committee.

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PENSION BENEFITS

The Company provides pension benefits to its employees, including NEOs, through the Rogers DB Pension Plan and the Rogers DC Pension Plan. In addition, all NEOs will receive benefits under the Rogers DB SERP or Rogers DC SERP in accordance with their registered pension plan participation.

DEFINED BENEFIT ARRANGEMENTS

The DB Plan is a contributory defined benefit pension plan registered under the ITA and the Pension Benefits Standards Act. It was closed to new enrolment on July 1, 2016. Executives who are members of the DB SERP are not required to contribute to it. For each year of credited service, the DB Plan provides members with an annual pension benefit of 2.0% of their annual salary, up to the ITA prescribed maximum. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the DB Plan. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Members who terminate before eligibility for early retirement are entitled to a lump sum payment of equivalent value to the accrued pension payable at age 65, or they may choose a deferred pension option.

The DB SERP provides additional pension benefits to certain key executives for earnings in excess of the ITA limits prescribed for DB pension plans. For each year of credited service, the DB SERP provides eligible executives with an annual pension benefit of 2.0% of their pre-2015 career average base salary plus 2.0% of their post-2014 pensionable earnings, in excess of the ITA limits, including eligible target bonuses, capped at a combined annual aggregate of $1,250,000. Benefits earned under the DB SERP vest after three years of membership in the DB SERP and are payable on an unreduced basis once a member has reached age 65 or attained age 55 and completed 30 years of continuous employment. Executives who are vested and whose employment ends are entitled to a lump sum payment from the DB SERP of the equivalent value of the accrued pension benefit payable at age 65 or they may defer their benefit in the plan until a later date. If a DB SERP member’s employment ends after eligibility for early retirement, they also have the option to receive entitlement in the form of a monthly pension. Any amendments made to the DB Plan, such as career average upgrades, are reflected in the DB SERP. The DB SERP is not funded and benefit payments to former executives are paid directly by Rogers.

Defined Benefit Pension Plan
		Annual Benefits Payable[1]
Name	Number of Years of Credited Service	At Year End ($)	At Age 65 ($)	Opening Present Value of Defined Benefit Obligation[2] ($)	Compensatory Change[3] ($)	Non- Compensatory Change[4] ($)	Closing Present Value of Defined Benefit Obligation[5] ($)
Tony Staffieri[6]	19.75	1,580,000	2,060,000	13,599,100	708,300	1,937,700	16,245,100
Glenn Brandt	29.92	132,200	248,800	1,295,000	226,100	456,200	1,977,300
Philip. J Hartling	18.15	258,400	330,400	2,230,000	275,400	418,100	2,923,500
Colette Watson	30.83	191,100	205,100	2,086,000	265,900	350,400	2,702,300

[1]

Retiring executives may elect to have the pension from the DB SERP converted to a lump sum commuted value. Commuted values would be based on market interest rates in effect at the date of retirement and may differ significantly from the Accrued Obligation at Year End. The benefits for all NEOs are based on the December 31, 2023 values.

[2]

Opening Present Value of Defined Benefit Obligation equals the value of the projected pension earned for service to December 31, 2022. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2022, as disclosed in the notes to the 2022 Audited Consolidated Financial Statements, based on the actual earnings for 2022 and adjusted to reflect expected future increases in pensionable earnings.

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[3]

Compensatory Change includes the value of the projected pension earned for service from January 1, 2023 to December 31, 2023, the change in accrued obligation due to differences between actual and assumed compensation for the year, and the change in accrued obligation due to changes in benefits in the year. The impact of expected future career average upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. The accrued benefit liabilities assume that the Company will resume its historical practice of upgrading the career average earnings base year on a triennial basis. In the future, if the Company deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.

[4]

Non-Compensatory Change includes interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions, and changes in actuarial assumptions.

[5]

Closing Present Value of Defined Benefit Obligation equals the value of the projected pension earned for service to December 31, 2023. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2023, as disclosed in the notes to the 2023 Audited Consolidated Financial Statements, based on the actual earnings for 2023 and adjusted to reflect expected increases in pensionable earnings.

[6]

Mr. Staffieri’s special benefit arrangement (the CEO Defined Benefit Supplementary Retirement plan and promotion award) is reflected in the Opening Present Value of Defined Benefit Obligation and December 31, 2023 Closing Present Value of Defined Benefit Obligation.

NEOs who participate in the DB Plan are currently vested in their pension entitlements earned to December 31, 2023. In accordance with International Financial Reporting Standards (IFRS), the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

DEFINED CONTRIBUTION ARRANGEMENTS

Effective July 1, 2016, the Company introduced the DC Plan for new employees and existing employees who were not enrolled in the DB Plan. Employees joining this plan may contribute between 1% and 8% of their earnings and receive a matching contribution from the Company of up to 6%. Benefits in the DC Plan vest immediately. Normal retirement age for employees in the DC Plan is age 65, but employees may choose to retire at any time after reaching age 55. Certain executives hired after June 30, 2016 will join the DC Plan on a non-contributory basis, receiving a 14% employer contribution up to the annual ITA maximum, if they are eligible for the DC SERP. The DC SERP provides a 14% employer contribution on base salary earned above the maximum money purchase limit under the ITA, plus 14% of the lesser of a) the actual bonus amount and b) the annual target bonus amount, capped at a combined annual aggregate of $1,250,000. The DC SERP is not funded and benefits are accrued on a notional basis. An executive’s notional account is vested three years after joining the DC SERP. Executives whose employment ends within three years of joining the DC SERP will not receive any benefit under the DC SERP. Notional interest is credited and is determined based on the investment decisions made by the executive.

Defined Contribution Pension Plan
Name	Accumulated Value at Start of Year[1] ($)	Compensatory[2] ($)	Accumulated Value at Year End[1] ($)
Mahes Wickramasinghe	86,100	178,800	281,800

[1]	Accumulated Value at Start of Year and Accumulated Value at Year End represents the account balances at the beginning and/or end of the 2023 year, respectively.
[2]	Compensatory changes includes accrued contributions to the registered pension plan and accrued notional contributions to the DC SERP plan.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

POTENTIAL PAYMENTS UPON TERMINATION, RESIGNATION, RETIREMENT OR CHANGE OF CONTROL

The following table shows potential payments to each NEO who was active as at December 31, 2023, as if the officer’s employment had been terminated with or without cause and/or if the officer had retired or resigned as at December 31, 2023. The Human Resources Committee has ultimate discretion to determine the appropriate treatment for a change in control scenario in accordance with plan terms.

The amounts for each NEO were calculated using the closing market price of Class B Non-Voting Shares on December 29, 2023, which was $62.03. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below.

The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Employment Termination Entitlement at December 31, 2023
	Severance ($)	Stock Options ($)	Share-Based Awards ($)	Pension ($)	Total ($)
Tony Staffieri
Termination Without Cause[1]	6,024,000	—	4,995,895	2,136,700	13,156,595
Resignation[2,3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—
Glenn Brandt
Termination Without Cause[1]	2,752,400	—	—	658,200	3,410,600
Resignation[3]	—	—	—	—	—
Retirement[4]	—	—	1,988,583	—	1,988,583
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—
Philip J. Hartling
Termination Without Cause[1]	2,544,400	108,827	2,759,573	610,400	6,023,200
Resignation[3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—
Colette Watson
Termination Without Cause[1]	2,544,400	—	—	614,600	3,159,000
Resignation[3]	—	—	—	—	—
Retirement[4]	—	—	2,017,740	—	2,017,740
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—
Mahes Wickramasinghe
Termination Without Cause[1]	1,480,200	—	—	350,000	1,830,200
Resignation[3]	—	—	—	—	—
Retirement[4]	—	—	878,222	—	878,222
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—

[1]

In the event of termination without cause on December 31, 2023, Mr. Staffieri would have been entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target, executive allowance, and benefits continuance. Messrs. Brandt and Hartling and Ms. Watson would have been entitled to 24 months of base salary, bonus at target, executive allowance, and benefits continuance as per the Company’s pay schedule. For Mr. Staffieri, all stock options and PRSUs would continue to vest to the earlier of

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24 months or the date he commences alternative full-time employment. For Mr. Hartling, all stock options and PRSUs would continue to vest on the date specified in the grant provided that he has not commenced alternative employment prior to such specified vesting date. Mr. Wickramasinghe would have been entitled to 12 months of base salary, bonus at target, executive allowance, and benefits continuance as per the Company’s pay schedule and all stock options and PRSUs would continue to vest to the earlier of 12 months or the date he commences alternative full-time employment. Mr. Wickramasinghe’s sign-on stock options will vest in accordance with the set vesting schedule. All performance targets related to stock options would be deemed to have been met at 100% of target, and all performance targets related to PRSUs for any annual or three-year performance period that has not been completed would be deemed to have been met at 100% of target.
[2]

In the event of an occurrence constituting good reason which is not remedied by the Company, Mr. Staffieri may terminate his employment and receive the benefits outlined above as if it were a termination of employment without cause within 30 days of his notice and no later than 60 days following such date.

[3]

In the event of resignation, Mr. Staffieri must provide the Board with six months’ notice. Messrs. Brandt, Wickramasinghe and Ms. Watson must provide their supervisor with six months’ written notice. Mr. Hartling must provide his supervisor with nine months’ written notice. Messrs. Staffieri, Brandt, Hartling, Wickramasinghe and Ms. Watson will be entitled to redeem any PRSUs, SOs, and DSUs that vest prior to the effective date of resignation.

[4]	Messrs. Brandt, Wickramasinghe and Ms. Watson were eligible for retirement treatment on December 31, 2023.
[5]

Termination with cause includes (i) theft, fraud, or embezzlement from the Company or any other material act of dishonesty relating to Messrs. Staffieri, Brandt, Hartling, Wickramasinghe and Ms. Watson’s employment; (ii) willful misconduct in the course of fulfilling one’s duties which is materially injurious to the Company; (iii) willful, deliberate, and continuous failure on one’s part to perform one’s duties in any material respect after written notice is provided by the Company; or (iv) willful material breach of a material provision of our Business Conduct Policy for Directors, Officers and Employees.

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Director Compensation

DIRECTOR COMPENSATION, PHILOSOPHY, AND COMPONENTS

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee. In 2020, the Corporate Governance Committee conducted an external assessment of the directors’ compensation program. This assessment compared the compensation of the members of the Board against prevailing market conditions and included feedback from Meridian Compensation Partners. The compensation program described below was approved by the Corporate Governance Committee and came into effect in the first quarter of 2020.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Company’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, the components of our director compensation program are:

•	an annual retainer;

•	an additional annual retainer if the director serves as Lead Director, a Committee Chair, or a Committee member; and

•	an annual grant of equity through the issuance of DSUs (or RSUs, if the Directors’ RSU Plan is approved by shareholders at the meeting) and/or through the purchase of Class B Non-Voting Shares.

Directors have historically been able to choose to receive their retainer and/or fees in DSUs or through the purchase of Class B Non-Voting Shares. If the Directors’ RSU Plan is approved by shareholders at the meeting, directors will instead have the option of receiving their retainer in RSUs.

The Directors’ RSU Plan, if approved by shareholders at the meeting, is expected to replace the Directors’ DSU Plan as the principal equity compensation plan for directors. For further information see “Directors’ Restricted Share Unit Plan”.

RETAINERS AND FEES

Annual Retainers

During the year ended December 31, 2023, non-employee members of the Board received director retainers in accordance with the following standard arrangements:

Type of Retainer	Amount ($)
Board Annual Retainer	110,000
Lead Director Annual Retainer	40,000
Audit and Risk Committee Chair Annual Retainer	30,000
Human Resources Committee Chair Annual Retainer	30,000
Other Committee Chair Annual Retainer	15,000
Committee Member Annual Retainer	5,500

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Equity Grants to Directors

In addition to the retainers noted above, in 2023, each non-employee director (other than the Lead Director, the Chair, the Vice Chair, and the Deputy Chair) received a grant of equity in the amount of $120,000 through the issuance of DSUs and/or through the purchase of Class B Non-Voting Shares, at the director’s election. The Lead Director received DSUs in the amount of $160,000. The Chair received Class B Non-Voting Shares in the amount of $500,000 and the Deputy Chair received Class B Non-Voting Shares in the amount of $250,000. The number of DSUs is based on the share price at the time of the grant. The market price of the Class B Non-Voting Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the TSX for the five trading days before the relevant date.

In 2023, the Company made a special one-time DSU award to certain independent directors recommended by the Corporate Governance Committee in recognition of (i) the extraordinary levels of workload and commitment required from, and discharged by, them in connection with the Shaw Transaction and (ii) the successful oversight of the Company’s swift return to operational and financial leadership in the Canadian telecom industry.

We introduced the Directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Each DSU has a value equal to the market price of a Class B Non-Voting Share at the end of the relevant fiscal quarter. A director’s DSUs may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Non-Voting Shares. DSUs accrue dividends in the form of additional DSUs at the same rate as dividends on Class B Non-Voting Shares.

In 2017, the Directors’ DSU Plan was amended and restated to allow non-employee directors to choose to receive any or all of their retainers and fees in DSUs or through a purchase of Class B Non-Voting Shares.

In addition to the retainers and fees discussed above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Other than certain former employee directors, our non-employee directors are not entitled to a pension, other retirement benefits, or non-equity incentive plan compensation.

SHARE OWNERSHIP REQUIREMENTS

The share ownership requirements for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Company’s shares. As of the date of this circular, each non-employee director is required to own six times their annual cash retainer in any combination of Class A Shares, Class B Non-Voting Shares, and DSUs during their term of service as director of the Company. Directors have five years from the date of initial election to the Board to attain the required ownership level. See “The Proposed Nominees” above for information on each director’s current share ownership.

As described above under “Directors’ Restricted Share Unit Plan”, the Company expects to amend the foregoing requirements if the Directors’ RSU Plan is approved at the meeting.

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DIRECTOR SUMMARY COMPENSATION TABLE

The following table shows the compensation received by each director for the year ended December 31, 2023. Directors who are also employees of the Company or its subsidiaries receive no remuneration as directors while they are employees.

Name[1]	Fees Earned Paid In Cash ($)	Fees Earned Used For Share Purchase[2] ($)	Share-Based Awards[3] ($)	All Other Compensation ($)	Total ($)
J.L. Cockwell[4]	—	—	—	—	—
M.J. Cooper	114,125	—	220,404	—	334,529
T. English	—	—	214,875	—	214,875
I. Fecan	—	—	368,654	—	368,654
R.J. Gemmell	—	—	471,904	—	471,904
A.D. Horn[5]	30,250	—	—	58,654	88,904
J.L. Innes	141,500	—	220,404	—	361,904
J.C. Kerr[6]	—	—	307,029	—	307,029
Dr. Lachemi	121,000	—	220,404	—	341,404
P. Lind[7]	—	n/a	—	2,457,917	2,457,917
D.A. Robinson[8]	132,000	—	220,404	—	352,404
E.S. Rogers	500,000	500,000	—	—	1,000,000
L. Rogers	82,500	—	120,000	—	202,500
M.L. Rogers	—	245,000	—	—	245,000
M.M. Rogers-Hixon	250,000	250,000	—	—	500,000
B. Shaw[9]	—	n/a	—	16,942,282	16,942,282

[1]	Compensation disclosure for Mr. Staffieri, who was a NEO in 2023, can be found in the “Summary Compensation Table” in the Executive Compensation section.
[2]

These amounts represent fees applied to the purchase of Class B Non-Voting Shares (with the purchase amounts being net of withholding of income tax), purchased under the Directors’ DSU Plan. Refer to “Equity Grants to Directors” for further details.

[3]	These amounts represent DSUs that were elected to be received under the Directors’ DSU Plan. Refer to “Equity Grants to Directors” for further details.
[4]	Mr. Cockwell voluntarily waived his retainers. He resigned from the Board effective May 19, 2023.
[5]

Mr. Horn had a supplementary retirement plan that provided for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Company’s Defined Benefit Plan. Mr. Horn passed away on January 16, 2023.

[6]	Mr. Kerr resigned from the Board effective August 9, 2023.
[7]	The amounts disclosed in “All Other Compensation” include Mr. Lind’s compensation amounts, discretionary performance-based bonus and supplemental pension. Mr. Lind passed away on August 20, 2023.
[8]	The amounts disclosed in “Fees Earned Paid In Cash” and “Fees Earned Used For Share Purchase” do not include $100,000 in respect of Mr. Robinson’s service on the board of Rogers Bank.
[9]

On closing of the Shaw Transaction, the Company entered into an advisory agreement with Mr. Shaw pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw. The amounts disclosed in “All Other Compensation” include payments pursuant to the advisory agreement and pension payments owed to Mr. Shaw.

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OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The following table provides information with respect to outstanding stock options and DSUs held by the directors as at December 31, 2023.

	Option Awards[1]				Share Awards
Name[2]	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)[3]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed[3] ($)

J.L. Cockwell[4]	—			—	—	—	—

M.J. Cooper	—			—	—	—	341,127

T. English							215,155

I. Fecan	—			—	—	—	690,342

R.J. Gemmell	—			—	—	—	2,123,660

A.D. Horn[5]	—			—	—	—	4,221,792

J.L. Innes	—			—	—	—	436,215

J.C. Kerr[6]	—			—	—	—	289,172

Dr. Lachemi	—			—	—	—	341,127

P. Lind[7]	17,287	42.8524	03/03/2024	331,523	—	—	—

D.A. Robinson	—			—	—	—	341,127

E.S. Rogers	21,750	42.8524	03/03/2024

	26,940	44.9737	03/02/2025

	48,260	49.9539	03/01/2026	1,459,402	—	—	—

L. Rogers	—			—	—	—	113,207

M.L. Rogers	—			—	—	—	2,630,612

M.M. Rogers-Hixon[8]	10,275	42.8524	03/03/2024

	17,240	44.9737	03/02/2025

	22,790	49.9539	03/01/2026	766,315	—	—	353,723
B. Shaw	—				—	—	—

[1]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer received stock options. The terms of these options are described under “Summary of Long-Term Incentive Plans” in the Executive Compensation section.

[2]	Compensation disclosure for Mr. Staffieri, who was a NEO in 2023, can be found under “Incentive Plan Awards” and in the “Summary Compensation Table” in the Executive Compensation section.
[3]	The market value and unexercised in-the-money options value is based on the closing price for Class B Non-Voting Shares on the TSX on December 29, 2023, which was $62.03.
[4]	Mr. Cockwell voluntarily waived his retainers. He resigned from the Board effective May 19, 2023.
[5]	Mr. Horn passed away on January 16, 2023.
[6]	Mr. Kerr resigned from the Board effective August 9, 2023.
[7]	Mr. Lind passed away on August 20, 2023.
[8]

The value of awards not paid or distributed represents the aggregate value of cash bonuses earned as an employee which Ms. Rogers-Hixon voluntarily elected to defer into DSUs and the dividend equivalent units earned as additional DSUs.

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The following table provides information with respect to the value vested during the year for option awards, share awards and non-equity incentive plan compensation:

Name[1]	Option Awards-Value Vested During the Year[2] ($)	Share Awards-Value Vested During the Year[3] ($)	Non-Equity Incentive Plan Compensation-Value Earned During the Year ($)

J.L. Cockwell[4]	—	—	—

M.J. Cooper	—	220,404	—

T. English	—	214,875	—

I. Fecan	—	368,654	—

R.J. Gemmell	—	471,904	—

A.D. Horn[5]	—	—	—

J.L. Innes	—	220,404	—

J.C. Kerr[6]	—	307,029	—

Dr. Lachemi	—	220,404	—

P. Lind[7]	—	—	—

D.A. Robinson	—	220,404	—

E.S. Rogers	—	—	—

L. Rogers	—	120,000	—

M.L. Rogers	—	—	—

M.M. Rogers-Hixon	—	—	—

B. Shaw	—	—	—

[1]	Compensation disclosure for Mr. Staffieri, who was a NEO in 2023, can be found under “Incentive Plan Awards” and in the “Summary Compensation Table” in the Executive Compensation section.
[2]

Prior to 2006, directors were entitled to received stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described under “Stock Option Plans” in the Executive Compensation section.

[3]	These amounts are not payable to the director until termination of the director’s service. For additional details, see “Equity Grants to Directors”.
[4]	Mr. Cockwell resigned from the Board effective May 19, 2023.
[5]	Mr. Horn passed away on January 16, 2023.
[6]	Mr. Kerr resigned from the Board effective August 9, 2023.
[7]	Mr. Lind passed away on August 20, 2023.

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Securities Authorized for Issuance Under

Equity Compensation Plans

The following table shows details of the equity compensation plans as at December 31, 2023.

Plan Category	Securities to be issued upon exercise of outstanding options, warrants, and rights (A) (#)	Weighted- average exercise price of outstanding options, warrants, and rights (B) ($)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A) (C) (#)
Equity compensation plans approved by security holders
Options	10,593,645	63.87	14,202,725
RSUs	2,551,728	—	2,186,374
TOTAL	13,145,373		16,389,099

The following information is provided as at December 31, 2023:

Plan	Class B Non-Voting Shares issued and issuable under security-based compensation arrangements (#)	% of outstanding Class A Shares and Class B Non-Voting Shares
2003 Restricted Share Unit Plan	4,000,000	0.75%
2000 Stock Option Plan	30,000,000	5.66%
1996 Stock Option Plan	25,000,000	4.72%
1994 Stock Option Plan	9,500,000	1.79%

As at December 31, 2023, the number of Class B Non-Voting Shares to be issued upon the exercise of outstanding Stock Options was 10,593,645 and RSUs was 2,551,728, representing 2% and 0.48% respectively, of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued or issuable as at December 31, 2023 under the Stock Option Plans was 50,297,275. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Option Plans and the 2003 Restricted Share Unit Plan (the 2003 RSU Plan) is 16,389,099.

All equity-based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the 2003 RSU Plan, the Directors’ RSU Plan (if approved at the meeting) and any other unit or stock option plan shall not, at any time, exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the 2003 RSU Plan, the Directors’ RSU Plan (if approved at the meeting) and any other unit or stock option plan shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the 2003 RSU Plan, the Directors’ RSU Plan (if approved at the meeting) and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12-month period shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares; and

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•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the 2003 RSU Plan, the Directors’ RSU Plan (if approved at the meeting) and any other of our share compensation arrangements to insiders and their associates in a 12-month period shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares.

The Human Resources Committee, in respect of employees, and the Corporate Governance Committee, in respect of directors, has the authority to waive or vary the provisions regarding exercise of stock options or RSUs following termination of employment or ceasing to be a director, as applicable.

BURN RATE

The following table discloses the annual burn rate for each of the three most recently completed fiscal years for each Long-Term Incentive Plan. The rates reflect the grants made during the fiscal year under each LTIP as a percentage of the aggregate Class A Shares and Class B Non-Voting Shares outstanding as at December 31, 2023.

Plan	2023	2022	2021
Stock Options	0.3%	0.8%	0.4%
Restricted Share Units	0.3%	0.2%	0.2%
Deferred Share Units	0.0%	0.0%	0.0%

Indebtedness of Directors and Executive Officers

The Company’s directors, executive officers, and employees (current and former) do not have any outstanding indebtedness to the Company or its subsidiaries.

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Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our security holders, employees, customers, and others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.

New York Stock Exchange (the NYSE)	We have shares listed on the NYSE

TSX	We have shares listed on the TSX

Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 — “Disclosure of Corporate Governance Practices” (NI 58-101) and the guidelines set forth in National Policy 58-201 — “Corporate Governance Guidelines” (NP 58-201). This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees, apart from the Audit and Risk Committee, because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption with regards to membership of the nominating committee.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Appointment of Auditor

The NYSE listing standards and U.S. securities laws require the audit committee of a U.S. company be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditor is to be appointed by the shareholders at the annual general meeting of the Company. Our Audit and Risk

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Committee is responsible for evaluating the auditor and advising the Board of its recommendation regarding the appointment of the auditor.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards require shareholder approval of all equity compensation plans and material revisions to such plans, subject to limited exemptions. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

BOARD COMPOSITION

The Board currently has eleven members. If all of the proposed nominees are elected to the Board, the Board will have fourteen members, with ten being independent. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

On April 3, 2023, the Company acquired all of Shaw’s issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (the Shaw Transaction). In connection with the Shaw Transaction, the Company agreed with the Shaw Family Living Trust (SFLT), the former controlling shareholder of Shaw, that, for so long as SFLT and related persons (the Shaw Family Shareholders) beneficially own, or exercise control over, directly or indirectly, at least 12,000,000 Class B Non-Voting Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Class B Non-Voting Shares), SFLT shall be entitled to designate for election or appointment to the Board (i) Bradley S. Shaw (provided that he is eligible to serve as a member of the Board under the Business Corporations Act (British Columbia) thereby being an “Eligible Person”) and (ii) one other Eligible Person that is reasonably acceptable to the Board and qualifies as “independent” under securities laws, stock exchange rules and other applicable laws (unless the Company otherwise agrees). If Bradley S. Shaw is unable or unwilling to serve as a director at a time when SFLT would otherwise be entitled to nominate two nominees, then SFLT shall thereafter only be entitled to nominate one nominee. For so long as SFLT beneficially owns, or exercises control over, directly or indirectly, less than 12,000,000 Class B Non-Voting Shares but at least 4,000,000 Class B Non-Voting Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Class B Non-Voting Shares), SFLT shall be entitled to designate Bradley S. Shaw for election or appointment to the Board (provided that he is an Eligible Person). If Bradley S. Shaw is unable or unwilling to stand for election or appointment as SFLT’s only nominee, SFLT shall be entitled to designate an alternative Eligible Person that is reasonably acceptable to the Board and qualifies as “independent” under securities laws, stock exchange rules and other applicable laws (unless the Company otherwise agrees) until the earlier of (i) ten years from the date that Bradley S. Shaw ceases to be a director of the Company, and (ii) the date that SFLT ceases to beneficially own, or exercise control over, directly or indirectly, at least 4,000,000 Class B Non-Voting Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Class B Non-Voting Shares). The Rogers Control Trust (the controlling shareholder of the Company) has agreed to vote all of the Class A Shares of the Company of which it is the registered or beneficial owner, or over which it directly or indirectly exercises control, in favour of each nominee of SFLT that is nominated for election or appointment to the Board. SFLT has nominated Bradley S. Shaw and Trevor English as its two nominees for this year’s meeting.

Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to the Company. The Board has adopted discretionary

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Director Material Relationship Standards for the purpose of assisting the Board in determining whether a direct or indirect business, commercial, industrial, banking, consulting, professional, charitable, or service relationship that a director may have with the Company or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of the Company’s website at investors.rogers.com/corporate-governance.

It is the policy of the Board that there is a separation of the offices of the Chair of the Board and the CEO. The Chair and CEO are in regular communication during the course of the year, including with respect to the Company’s business and the responsibilities of the Board.

Mr. Rogers, Chair, is not an independent director. Pursuant to the Board Mandate, the Board has appointed Mr. Gemmell, an independent director, as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. For further information regarding the role and responsibilities of the Lead Director, see “Role and Responsibilities of the Lead Director” in the Board Mandate (attached to this circular as Appendix B).

The following table shows those directors of the Board who are independent and those who are non-independent within the meaning of NI 58-101, and the reason for non-independence of individual directors.

Director	Independent	Non-independent	Reason for non-independence
Michael J. Cooper	✓
Trevor English	✓
Ivan Fecan	✓
Robert J. Gemmell	✓
Jan L. Innes	✓
Dr. Mohamed Lachemi	✓
David A. Robinson	✓
Edward S. Rogers (Chair)		✓	Executive officer of the controlling shareholder
Lisa A. Rogers		✓	Related to a Non-Independent Director of the Company
Bradley S. Shaw[1]		✓	Advisor to the Company
Tony Staffieri		✓	Executive Officer of the Company

[1]

On closing of the Shaw Transaction, the Company entered into an advisory agreement with Mr. Shaw pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw.

The Corporate Governance Committee is responsible for, among other things, reviewing the size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates. The Corporate Governance Committee typically also reviews the effectiveness of the Board on an annual basis.

The Board has eight permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director. The mandates for the eight standing committees of the Board are attached to this circular as Appendix C.

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The following table shows the eight standing committees of the Board and the current directors acting as chair or members of the committees.

Director	Audit and Risk	Corporate Governance	ESG	Executive	Finance	Human Resources	Nominating	Pension

Michael J. Cooper								¦

Trevor English	¦		¦					¦

Ivan Fecan	¦	¦				●

Robert J. Gemmell	●	●		¦	¦		¦

Jan L. Innes			●			¦	¦	●

Dr. Mohamed Lachemi		¦						¦

David A. Robinson	¦			¦		¦	¦

Edward S. Rogers				●	●		●

Lisa A. Rogers			¦

Bradley S. Shaw					¦

Tony Staffieri

●	Chair
¦	Member

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BOARD SKILLS MATRIX

We maintain a skills matrix, based on Primary Industry Background and Functional Experience, in which the directors indicate their background and expertise level in areas we think are relevant to the Board for a company like ours. The table below lists the key competencies each director has indicated they possess. All of the directors also have expertise in corporate governance.

Director	PRIMARY INDUSTRY BACKGROUND						FUNCTIONAL EXPERIENCE

Michael J. Cooper	✓						✓	✓	✓		✓	✓

Trevor English		✓		✓		✓	✓	✓	✓	✓

Ivan Fecan			✓			✓	✓	✓	✓	✓	✓

Robert J. Gemmell	✓			✓			✓	✓	✓		✓

Jan L. Innes			✓			✓	✓	✓		✓		✓

Dr. Mohamed Lachemi		✓	✓					✓		✓

David A. Robinson	✓	✓				✓		✓

Edward S. Rogers		✓				✓	✓	✓	✓		✓

Lisa A. Rogers						✓	✓					✓

Bradley S. Shaw		✓				✓	✓	✓	✓

Tony Staffieri	✓	✓		✓	✓	✓	✓	✓	✓

[1]	Experience with, or understanding of, the financial services sector, with particular knowledge of insurance, asset management, or mutual fund operations.
[2]	Experience with, or understanding of, existing and relevant emerging technologies, including information and telecom technology.
[3]	Experience with, or an understanding of, public sector organizations, including crown corporations or educational institutions.
[4]	Current or past provider of legal, accounting, or other professional services, either in private practice or in-house with a public company or other major organization.
[5]	Experience with, or understanding of, major retail channels.
[6]	Experience with, or understanding of, the telecommunications, media, and/or content industries, including strategic context, market competitors, and business issues facing those industries.
[7]	Current or past director of another public company or a major/operating private company or non-profit organization.
[8]	Current or past CEO, direct report to the CEO, or chair of the board of directors of a public company or other major organization.
[9]

Experience with, or understanding of, investment banking, major corporate transactions, and/or the development and implementation of the strategic direction of a public company or other major organization.

[10]	Experience with, or understanding of, government, relevant government agencies, and public policy, federally and/or provincially.
[11]	Experience with, or understanding of, executive compensation, leadership development, talent management/retention, and succession planning.
[12]	Experience with, or understanding of, corporate responsibility practices and the constituents involved in sustainable development practices.

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BOARD MANDATE AND RESPONSIBILITIES

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility. The complete Board Mandate, including roles and responsibilities for directors, including the Chair of the Board, is attached to this circular as Appendix B.

During 2023, the independent directors met at in camera sessions during every regularly scheduled Board meeting without management or non-independent directors. In camera sessions for the independent directors will be included in the agendas for director meetings in 2024. For information on director attendance at Board and committee meetings in 2023, see “The Proposed Nominees” under “Election of Directors”.

CODE OF CONDUCT AND ETHICS AND BUSINESS CONDUCT POLICY

The Board has adopted the (i) Directors Code of Conduct and Ethics, and (ii) Business Conduct Policy for directors, officers and employees, which together we refer to as the “Codes”. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any Board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee (in the case of the Business Conduct Policy) or to the Corporate Governance Committee (in the case of the Directors Code of Conduct and Ethics), each of which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of Code violations.

Processes are in place to ensure compliance with the Codes by directors, officers, and employees, such as distribution of the Business Conduct Policy to the Company’s employees, and the STAR Hotline, the Company’s anonymous whistleblower hotline. For more details, refer to “Ethical Business Conduct” in Appendix A to this circular.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

It is the responsibility of the Corporate Governance Committee to provide an orientation and continuing education program for the directors.

Newly-appointed directors attend orientation sessions that are intended to familiarize them with our business and operations, including management structure, strategic plans, finances, opportunities, and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.

All of the directors are members of the Institute of Corporate Directors, which offers director education programs and provides access to publications to enhance knowledge concerning governance and director responsibilities.

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As part of the Board’s continuing education, presentations are made by management personnel or outside experts to educate the directors on new issues and developments in legal, regulatory, and industry initiatives from time to time.

The following table sets out certain educational activities organized in 2023:

Topic	Participants	Timing
Update on Accounting Policies, Estimates, and New Accounting Pronouncements Tax Update	Audit and Risk Committee	January
Risk Management in Compensation Programs	Human Resources Committee	January
Inclusion and Diversity Review and Trends	Human Resources Committee	April
Director Orientation and Business Unit Update	Board of Directors	May
Information and Cyber Security Enterprise and Business Unit Risk Management Update Investor Relations Update	Audit and Risk Committee	Quarterly
Board Oversight of Strategy - Institute of Corporate Directors	Dr. Mohamed Lachemi	September
Enterprise Risk Management, Business Continuity, and Disaster Recovery	Audit and Risk Committee	October
Audit Committee Effectiveness - Institute of Corporate Directors	David A. Robinson	October
Market trends in benefits plan design	Human Resources Committee	November
Human Resources & Compensation Committee Effectiveness - Institute of Corporate Directors	Dr. Mohamed Lachemi	December

DIRECTOR NOMINATION AND BOARD ASSESSMENT, GENDER DIVERSITY, AND TERM LIMITS

The Nominating Committee is responsible for reviewing, considering, and initiating proposals for nomination of individuals for election to the Board and assessing incumbent directors for re-nomination to the Board. The Nominating Committee maintains an evergreen list of potential candidates for future director vacancies. Potential candidates for the Board are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Company’s needs. Each year the Nominating Committee recommends to the Board the names of individuals to be nominated for election as members of the Board.

The Nominating Committee has four members, three of whom are independent. For more information on the Nominating Committee and its responsibilities, please refer to the subsection “Nomination of Directors” in Appendix A to this circular. Also refer to Appendix C to this circular for the full mandate of the Nominating Committee.

The Company has a strong commitment to diversity. A strong female participation rate is important at all levels of the organization, including the executive officer level and the Board level. The Board has adopted a formal gender diversity policy to re-affirm its commitment to diversity and to ensure that the Board is meeting one of its objectives for strong female representation on the Board. The key provision of this policy is to ensure that the Nominating Committee reviews overall composition of the Board and potential nominees with gender diversity as an important

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consideration. The Nominating Committee monitors and annually presents to the Board the gender diversity statistics of the Board. The Board does not have a target for representation of women on the Board but the Board believes that the gender diversity policy will ensure that gender diversity is an important consideration in the candidate evaluation and selection process. The Board currently has two female directors and, if all of the proposed nominees for this year are elected, women will represent 21.4% of the Board. The Nominating Committee also takes other aspects of diversity into account in evaluating potential candidates.

The Company does not impose term limits on its directors as it takes the view that term limits are an arbitrary mechanism for removing directors, which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Nominating Committee annually assesses the strengths and weaknesses of the Board. In these reviews, consideration is given to each director’s ability to continue to make a meaningful contribution to the Board. This flexible approach allows the Company to consider each director individually, and the Board composition generally, to determine if the appropriate balance is being achieved.

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair of the Committee reviews the recommendations and comments of the directors with the Corporate Governance Committee.

GENDER DIVERSITY IN EXECUTIVE OFFICER POSITIONS

Rogers is committed to gender equality and recognizes the benefits of having a leadership team that is representative of a broad range of perspectives and experiences. In November 2020, the Company rolled out a new five-year Diversity, Equity, Inclusion and Belonging Strategy (DEIB Strategy Plan) that includes a focus on supporting the career growth and development of equity-deserving groups (e.g., Women, People of Colour, Indigenous Peoples, Persons with Disabilities, and 2SLBGTQ+). Our plan sets out representation goals in the aggregate and by lines of business for each equity-deserving group.

Gender diversity is one of the considerations of potential candidates for senior executive officer positions. In support of building a strong pipeline of women, our plan includes representation goals at the Vice President and above levels in the aggregate and by line of business. As at December 31, 2023, three of the twelve senior executive officers were women, representing 25% of the senior executive officer positions. Excluding senior executive officers, as at December 31, 2023, 30% of positions at the Vice President and above level (28 of 92) and 39% of positions from Manager to Senior Director levels (1,504 of 3,891) were held by women.

RISK MANAGEMENT OVERSIGHT

For a description of risk management oversight, please see “Risk Management” on page 63 of our 2023 MD&A.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee is composed entirely of independent directors and meets regularly without management present. Audit and Risk Committee meetings with both internal and external auditors are held on a regular basis and the committee has the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Company.

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For further information regarding the Audit and Risk Committee, in compliance with the disclosure requirement of National Instrument 52-110 - “Audit Committees”, refer to the section entitled “Audit and Risk Committee” in the Company’s Annual Information Form dated March 5, 2024, which is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

OTHER GOOD GOVERNANCE PRACTICES

•	Director share ownership requirements (see “Share Ownership Requirements” under “Director Compensation”)

•	Committee retention of independent advisors

•	Board approval is required for material commitments

INTERACTION WITH SHAREHOLDERS

The Company remains committed to interacting with its shareholders. Meetings are held on a regular basis between management and institutional shareholders. In addition, a conference call with the investment community is organized on a quarterly basis, with audience participation through a question and answer period, to review our financial results and at other times where appropriate. Additionally, management participates in various broker-hosted investor conferences held throughout the year, which may be webcast at investors.rogers.com. Our Investor Relations team answers requests and questions from our shareholders. Our Investor Relations team may be contacted by telephone at 647.435.6470 / 1.844.801.4792.

Any person wishing to contact the Lead Director or another member of the Board, may write, in care of the Corporate Secretary, to the head office of the Company at 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada or by e-mail: board.matters@rci.rogers.com.

Submitted on behalf of the Corporate Governance Committee.

Robert J. Gemmell

Chair, Corporate Governance Committee

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Report of the Audit and Risk Committee

We are pleased to provide this overview of the work of the Audit and Risk Committee during 2023.

The Audit and Risk Committee met six times to review key matters relating to its mandate and annual work plan and reported on these matters to the Board. At each regular meeting, the Audit and Risk Committee had the opportunity to meet without management present and also met separately with each of the CFO, the heads of Internal Audit and Risk Management, and the external auditors.

A work plan was used to ensure that the Audit and Risk Committee received adequate reports and information at each of its meetings to fulfill its responsibilities. There were also educational presentations to keep the members up to date with current developments, such as upcoming accounting and tax legislative changes, and other matters relevant to the Company.

2023 HIGHLIGHTS

In fulfilling each of its responsibilities as outlined in the Audit and Risk Committee Mandate, the Audit and Risk Committee accomplished the following during 2023:

Financial Reporting

•

obtained regular updates regarding accounting and reporting matters requiring judgment and estimation, and received regular quarterly updates from investor relations to understand the capital markets, investor profiles and performance of Rogers’ stock.

Enterprise Risk Management

•	reviewed the Company’s Annual Enterprise Risk Management Assessment;

•	reviewed the Business Continuity and Disaster and Recovery Plans;

•	monitored risk management activities, including mitigations and risk trending on a quarterly basis;

•

monitored the Company’s information and cyber security program, including obtaining regular updates on the evolving threat landscape and cyber security risks and trends, application security and resilience, and enhancements to controls and global incident response;

•	reviewed the corporate insurance program.

Audit Functions

•

led a formal comprehensive review of the external auditors by: (1) evaluating their historical and recent performance, independence, objectivity and professional skepticism, quality and qualifications of the engagement team, and quality of the communication and interactions between the Audit and Risk Committee, management and the external auditors; (2) evaluating against pre-established Audit Quality Indicators (AQIs); and (3) assessing the independence of the external auditors and safeguards thereto;

•	reviewed and approved the internal audit charter and the internal audit plan for 2023;

•	received regular internal audit and corporate security services reports and met with management to review its action plans to address recommendations and the timing of remediation.

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Committee Governance

•	reviewed the performance of key finance management with the CFO;

•

received various educational presentations to continue learning about the business and monitor financial risks including the annual tax update, the review of accounting policies, accounting estimates and new accounting pronouncements;

•

reviewed the adequacy of its Mandate and confirmed no significant changes were needed. For more information on the Audit and Risk Committee Mandate, refer to Appendix C to this circular or visit the Corporate Governance section of our website at investors.rogers.com/corporate-governance.

Other

•

received updates on all financial integration activities and overall risks associated with the acquisition of Shaw, such as accounting policy harmonization, purchase price accounting and controls over financial reporting;

•	reviewed and approved the Company’s Business Acquisition Report (BAR) associated with the acquisition of Shaw;

•	received updates on the Company’s implementation of a new, cloud-based enterprise resource planning (ERP) system;

•	reviewed and approved related party transactions.

APPOINTMENT OF AUDITORS

KPMG LLP was re-appointed at the Annual General Meeting of Shareholders of the Company on April 26, 2023.

At the 2024 Annual and Special Meeting of Shareholders, the shareholders are being asked to re-appoint KPMG LLP as the Company’s independent registered public accounting firm for 2024. The Audit and Risk Committee has recommended to the Board that KPMG LLP be re-appointed. Representatives of KPMG LLP are expected to attend the meeting virtually or in person, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Audit partners are subject to rotation requirements which limit the number of consecutive years an individual partner may provide service to the Company. U.S. Securities and Exchange Commission independence rules governing KPMG LLP require the lead audit engagement partner for a reporting issuer to rotate every five years, and all other audit partners to rotate every seven years. For each mandatory rotation of the lead audit partner, the Chair of the Audit and Risk Committee is involved in the selection of the Company’s lead audit partner, including interviewing candidates for the role and providing a recommendation to the full Audit and Risk Committee.

For the total fees paid to the auditors, refer to “Appointment of Auditors” on page 22 of this circular.

Submitted on behalf of the Audit and Risk Committee.

Robert J. Gemmell

Chair, Audit and Risk Committee

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Other Information

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2023.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of our directors or senior executive officers, nor any person who has had such a position since January 1, 2023, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than (i) the election of directors or the appointment of the auditors and (ii) the adoption of the Directors’ RSU Plan (which interest arises by reason of certain directors’ eligibility to participate in such plan).

MANAGEMENT CONTRACTS

There are no agreements or arrangements where our management functions, or any of our subsidiaries’ management functions, were to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

ADDITIONAL INFORMATION

Please see our full-year 2023 audited financial statements and 2023 MD&A for financial and other information about Rogers. Additional information is available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov, and at investors.rogers.com. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis, and Annual Information Form without charge, upon request from the Investor Relations department, which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

647.435.6470 / 1.844.801.4792

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this circular.

Marisa Wyse

Corporate Secretary

March 5, 2024

Toronto, Ontario, Canada

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Appendix A

NATIONAL INSTRUMENT REQUIREMENTS

Instrument Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director, and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

Michael J. Cooper

Trevor English

Ivan Fecan

Robert J. Gemmell

Jan L. Innes

Diane Kazarian

Dr. Mohamed Lachemi

David A. Robinson

Chief Wayne Sparrow

John H. Tory

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Please refer to the table in “Board Composition” under “Statement of Corporate Governance Practices”.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Board is independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Please refer to the tables in “The Proposed Nominees” under “Election of Directors”.

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Instrument Requirements	Comments

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

During 2023, the independent directors met at in camera sessions without management or non-independent directors at the six regularly scheduled Board meetings.

Please also refer to “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices” and the table in that section.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Please refer to “Board Composition” under “Statement of Corporate Governance Practices”.

Please refer to the “Role and Responsibilities of the Lead Director” in the Board Mandate (attached to this circular as Appendix B).

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the tables under “Election of Directors” and the table in the “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices”.
Board Mandate
Disclose the text of the Board’s written mandate.

The Board has adopted a Board of Directors Mandate (Board Mandate) as its written mandate of directors’ duties and responsibilities. Please refer to the Board Mandate (attached to this circular as Appendix B).

Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.

Please refer to the “Role and Responsibilities of the Chair” in the Board Mandate (attached to this circular as Appendix B).

The chairs of each Board committee are responsible for organizing the affairs of such committee, chairing its meetings, providing guidance to the members of such committee, retaining outside experts as may be required, and reporting to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

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Instrument Requirements	Comments
Disclose whether or not the Board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written position description for the CEO. The Human Resources Committee reviews and approves the CEO’s written objectives for each year.
Orientation and Continuing Education

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”.
Ethical Business Conduct

Disclose whether or not the Board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code;

(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted both a “Directors Code of Conduct and Ethics” and the “Rogers Business Conduct Policy” for directors, officers, and employees (the Codes).

(i)  We have publicly filed the Codes on SEDAR+ and they may also be obtained from our website where they have been posted under “Articles & Corporate Governance Documents” in the “Corporate Governance” section at investors.rogers.com/corporate-governance.

(ii)   Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee in the case of the Rogers Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of Code violations.

(iii)  Not applicable.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice

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Instrument Requirements	Comments
whereby any such director with a material interest must be absent during any Board discussion pertaining thereto and must not cast a vote on such matter.
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board and the CEO have reviewed and approved the Codes.

It is management’s responsibility to distribute and implement the Rogers Business Conduct Policy to the Company’s employees. Under the Rogers Business Conduct Policy, any employee who has reason to suspect any violation of applicable law or regulations, or has concerns about potential business/ethical misconduct, financial misconduct with regard to the Company’s accounting practices, financial controls, or the safeguarding of its assets, is encouraged to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, the corporate whistleblower hotline, which allows anonymous reporting, if desired. Employees may also disclose information to a securities regulatory authority, a self-regulatory organization recognized under securities legislation, or a law enforcement agency.

In addition, each year we provide a refresher on our business conduct and ethical standards through mandatory Company-wide training on the Rogers Business Conduct Policy. The training course provides an overview of key topics and tests an employee’s understanding of how to deal with the practical real-life issues and challenging choices that may arise in their day-to-day work.

Nomination of Directors
Describe the process by which the Board identifies new candidates for Board nomination.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe

The Nominating Committee has four members, three of whom are independent. The Control Trust Chair (see “Outstanding Shares and Main Shareholders” under “Voting Information”) is obligated to use

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Instrument Requirements	Comments
what steps the Board takes to encourage an objective nomination process.	reasonable efforts to procure the appointment of the Control Trust Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not composed entirely of independent directors as one member, Edward S. Rogers, is not independent. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined it is appropriate for Edward S. Rogers to be a member of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Please refer to “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Nominating Committee.

Compensation
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Please refer to “Director Compensation” and “Compensation Discussion & Analysis” under “Executive Compensation”.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors.

All members of the Human Resources Committee are independent. For additional information, please see “Human Resources Committee” under “Compensation Discussion & Analysis” under “Executive Compensation”.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Please refer to Appendix C for the full mandate of the Human Resources Committee.

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Instrument Requirements	Comments
Other Board Committees
If the Board has standing committees other than the audit, compensation, and nominating committees, identify the committees and describe their function.

Please refer to “Board Composition” under “Statement of Corporate Governance Practices” for identification of the eight standing committees of the Board. Also refer to Appendix C for the full mandates of all eight standing committees.

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Policies Regarding the Representation of Women on the Board
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

If an issuer has adopted a policy referred to above, disclose the following in respect of the policy:

(i)  a short summary of its objectives and key provisions,

(ii)   the measures taken to ensure that the policy has been effectively implemented,

(iii)  annual and cumulative progress by the issuer on achieving the objectives of the policy, and

(iv)  whether and, if so how, the Board or its nominating committee measures the effectiveness of the policy.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so how, the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer’s reasons for not doing so.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so how, the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

If the issuer has adopted a target referred to in either Item (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” and “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
Number of Women on the Board and in Executive Officer Positions
Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all subsidiary entities of the issuer, who are women.	Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Appendix B

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

PURPOSE OF THE BOARD

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

MEMBERSHIP

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgement. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgement with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

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ETHICS

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

MEETINGS

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Lead Director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Lead Director.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the management of the business and affairs of the Company and the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

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•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approve and update the Code of Business Conduct for employees to create a culture of integrity throughout the organization;

•

approve commitments (actual or contingent) (other than commitments solely between the Company and its Wholly owned subsidiaries of the Company) that are (a) in the ordinary course of business of either more than $200 million per year in the aggregate by one or a series of transactions, or alternatively when the cumulative value for all years is more than $500 million in the aggregate and in either case are not cancellable by Rogers for convenience without penalty of more than $200 million; or (b) outside of the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions, including without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combinations and investments and loans by the Company or any subsidiary;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

ROLE AND RESPONSIBILITIES OF THE CHAIR

It is the policy of the Board of Directors (the “Board”) that the Chair not be an executive of Rogers Communications Inc. (the “Company”) and that there be a separation of the offices of Chair and Chief Executive Officer. In the event the non-executive Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities of the Lead Director set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. In fulfilling his or her duties, the Chair will work closely with the Deputy Chair and the Lead Director who will either directly or indirectly assist in ensuring that the foregoing roles and responsibilities are satisfactorily addressed. The Chair shall be responsible, among other things, to:

•	establish Board goals and objectives working in collaboration with the Board members;

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•	participate in monthly meetings with the Deputy Chair and the CEO;

•	provide advice to the CEO on behalf of the Board on strategy and strategic issues, maintain accountability to shareholders and other stakeholders and build relationships;

•	chair annual and special meetings of shareholders;

•

chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation by individual directors and ensuring that clarity regarding decisions is reached and duly recorded;

•	prepare the agenda for each Board meeting with the participation of management and input of the full board of directors;

•

monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant (other than those on which he or she otherwise sits), all meetings of Board committees; provided that if the Chair is not independent, he or she must be absent for meetings and portions thereof where all Committee members are required to be independent;

•	review and approve the travel and entertainment expenses of the Board members other than the Deputy Chair;

•	meet individually with each director during the year;

•	ensure that the Board and its committees have the necessary resources to support their work, in particular, accurate, timely and relevant information;

•	assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	provide appropriate guidance to individual Board members in discharging their duties;

•	ensure through the Nominating Committee newly appointed directors receive an appropriate orientation and education program;

•	promote constructive and effective relations between the Board and the CEO, and with the Rogers Control Trust;

•	promote best practices and high standards of corporate governance;

•	provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members;

•	provide leadership to ensure that the Board works as a cohesive team; and

•	ensure that appropriate processes are in place for evaluation by the board of the Chief Executive Officer.

ROLE AND RESPONSIBILITIES OF THE LEAD DIRECTOR

The Lead Director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The Lead Director shall have the following responsibilities:

•	provide overall leadership to ensure that the Board functions independently of management of the Company;

•	ensure directors clearly understand and respect the boundaries between the Board and management responsibilities;

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•	provide the perspective of the independent directors to all relevant persons and groups, including the Board Chair, Chief Executive Officer and Chairs of the Committees;

•	if the Chair is not independent, to chair separate executive sessions of the independent members of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•	consult and meet with any or all of the directors, at the discretion of either party;

•	meet individually with each director during the year;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	participate in the selection of new directors and interview all shortlisted director candidates;

•	review and approve the travel and entertainment expenses of the Chair and Deputy Chair;

•	assist the Chair in planning and organizing the activities of the Board, including providing input on meeting dates and Board agendas; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•

the Chief Human Resources Officer of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Human Resources Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

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BOARD COMMITTEES

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following standing committees: (1) Audit and Risk Committee; (2) Corporate Governance Committee; (3) ESG Committee; (4) Pension Committee; (5) Executive Committee; (6) Finance Committee; (7) Nominating Committee; and (8) Human Resources Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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Appendix C

STANDING COMMITTEE MANDATES

AUDIT AND RISK COMMITTEE

Current Members:

Name	Independent
Robert J. Gemmell (Chair)	Yes
Trevor English	Yes
Ivan Fecan	Yes
David A. Robinson	Yes

Our Main Responsibilities:

•	oversee reliable, accurate and clear policies and practices for the preparation of financial reports to shareholders

•	oversee the design, implementation and review of internal controls – the necessary checks and balances must be in place

•

recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditors’ work – the shareholders’ auditors report directly to the Audit and Risk Committee (the “Committee”)

•	meet with Rogers Communications Inc.’s (the “Company”) external and internal auditors and evaluate the effectiveness and independence of each

•

oversee the establishment and maintenance of processes and controls that ensure the Company is in compliance with both the laws and regulations that apply to it as it relates to financial reporting and risk management

•	review the annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

•	review the Company’s business continuity and disaster recovery plans

•	receive reports on, and approve, if appropriate, certain transactions with related parties

Purpose of the Audit and Risk Committee

The Committee shall assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	financial reporting processes and the integrity of financial statements provided by the Company to the public;

(ii)	recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditor’s work;

(iii)	the qualifications and performance of internal auditors;

(iv)	the Company’s accounting systems, financial controls and disclosure controls;

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(v)	compliance with applicable legal and regulatory requirements; and

(vi)	the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee as it sees fit, on matters and questions relating to the financial position of the Company and its subsidiaries.

Independence

The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices, and internal controls of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board, each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a) Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company that, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

(b) Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert as defined in accordance with applicable securities laws.

(c) Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board or the Nominating Committee shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual General Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the

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Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be prepared by the Chair, in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings of the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfill its responsibilities and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal Officer of the Company and other officers and employees of the Company.

The members of the Committee shall have the right to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries for the purpose of performing their duties. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

Responsibilities

The Company’s management is responsible for the preparation of the Company’s financial statements and the external auditors are responsible for auditing those financial statements, in accordance with applicable standards. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves as accountants or auditors by profession or experts in the fields of accounting, auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing

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or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not intended to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)

in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;

(b)

review all material transactions and material contracts entered into by the Company and its subsidiaries with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)

review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within International Financial Reporting Standards (IFRS) and/or non GAAP measures that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)

following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)

review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors;

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(j)

the interim consolidated financial statements, the Company’s disclosure under “Management’s Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Committee on behalf of the Board, provided that such approval is subsequently reported to the Board at its next meeting; and

(k)	review ESG and Climate related information included in the Company’s financial reporting.

2.	External Auditors

(a)	require the external auditors to report directly to the Committee;

(b)

be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings are presented to the Board;

(c)	recommend to the Board the compensation of the external auditors;

(d)

pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit-related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to any one of its members the authority to pre-approve non-audit services to be provided by the external auditor, provided that any such pre-approval shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)

consider, assess and report to the Board with regard to the independence, objectivity, professional skepticism, and performance of the external auditors, at least annually, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)

request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors

(a)	review and approve the internal audit charter annually;

(b)	approve the annual internal audit plan and discuss internal audit’s mandate with the Chief Audit Executive, including the staffing, responsibilities and budgets;

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(c)	obtain periodic reports from the Chief Audit Executive regarding internal audit findings and the Company’s progress in remedying any significant audit findings;

(d)

review the scope, responsibilities and effectiveness of the internal audit team, including its independence from management, credentials, resources and working relationship with the external auditors; and

(e)	review and recommend for approval the appointment and dismissal of the Chief Audit Executive.

4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)

oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)

review with senior management the controls and procedures adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditors and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)

review with senior management and the Chief Audit Executive the adequacy of the internal controls adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including Management’s Discussion and Analysis and the Annual Information Form;

(c)	review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;

(d)	review with the Company’s Chief Legal Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

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(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Committee will review the Company’s:

(a)	annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve its business objectives;

(b)	processes for identifying, assessing and managing risks;

(c)

major risk exposures and trends from all areas (e.g. information and cyber security, external threats, financial, data, privacy, physical security, environmental impact, new business initiatives) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(d)	business continuity plans and disaster recovery plans;

(e)	insurance coverage maintained by the Company at least annually; and

(f)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvements;

(d)	review earnings guidance provided to stakeholders, including analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

(f)

report regularly to the Board, including matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Committee’s Mandate on an annual basis.

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CORPORATE GOVERNANCE COMMITTEE

Current Members:

Name	Independent
Robert J. Gemmell (Chair)	Yes
Ivan Fecan	Yes
Dr. Mohamed Lachemi	Yes

Our Main Responsibilities:

•	review and make recommendations regarding the Board of Directors’ (the “Board”) approach to director independence

•

develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at Rogers Communications Inc. (the “Company”)

•	review and recommend the compensation of the directors of the Company

•	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitate the evaluation of the Board, the committees of the Board and any leadership positions of the Board

Purpose of the Corporate Governance Committee

The Corporate Governance Committee (the “Committee”) shall assist the Board of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	develop a set of corporate governance rules, including a code of conduct and ethics;

(ii)	review and approve the director compensation; and

(iii)	facilitate the evaluation of the Board effectiveness.

Independence

The Committee shall be composed entirely of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

The Committee shall meet regularly without management present.

The Committee shall have the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on director compensation.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

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Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. In most instances, the Lead Director shall be the Chair of the Committee. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee, and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings.

A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	develop and recommend to the Board and review the Company’s corporate governance practices (including Board Charter and Code of Conduct and Ethics);

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(b)	review and make recommendations regarding the Board’s approach to director independence;

(c)	recommend to the Board the number and content of meetings, annual work plan and schedules of issues;

(d)	review size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates;

(e)	review the mandates of each of the committees of the Board;

(f)	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy with defined objectives;

(g)

monitor policies for Board members and senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading);

(h)	assess the effectiveness of the Board as a whole, the committees of the Board; and any leadership positions of the Board; and

(i)	review and recommend to the Board the level and form of compensation of the Board and of committees of the Board.

ESG COMMITTEE

Current Members:

Name	Independent
Jan L. Innes (Chair)	Yes
Trevor English	Yes
Lisa A. Rogers	No

Our Main Responsibilities:

Review, report and provide guidance to the Board of Directors (the “Board”) or committees of the Board on certain matters, including:

•

Rogers Communications Inc.’s (the “Company”) environmental sustainability and social responsibility policies, strategies and programs, and governance thereof (“ESG”) including, without limitation, the Company’s community giving and philanthropic programs

•	management’s overview of social and environmental trends and emerging issues in the ESG field, risks and opportunities that may affect the Company’s business strategy and performance

•	actions the Company can take to be a responsible corporate citizen and the communication of the Company’s culture and values

•	the Company’s relationships with its customers, employees, investors and communities it serves regarding significant ESG matters and on strategies that affect and enhance the Company’s reputation

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•	the Company’s ESG performance to assess the effectiveness of the ESG policies, strategies and programs including, without limitation, the Company’s community giving and philanthropic programs

•	review and approval of the Company’s periodic ESG report (“ESG Report”) and other ESG-related reports as well as the Company’s ESG metrics and benchmarks

•	the effectiveness of the prior year’s ESG initiatives

•	the annual budget in connection with the Company’s ESG initiatives

Purpose of the ESG Committee

The ESG Committee (the “Committee”) shall assist the Board in fulfilling its oversight responsibilities of relevant ESG policies, strategies and programs of the Company and the actions the Company can take to be a responsible corporate citizen. Corporate governance of the Company and related matters shall be the responsibility of the Corporate Governance Committee.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

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Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below:

(a)	review and provide guidance on the Company’s ESG policies, strategies and programs, and governance thereof including, without limitation, the Company’s community giving and philanthropic programs;

(b)

review and provide guidance on management’s overview of social and environmental trends and emerging issues in the ESG field, risks and opportunities that may affect the Company’s business strategy and performance;

(c)	review and report on actions the Company can take to be a responsible corporate citizen and the communication of the Company’s culture and values;

(d)

review and report on the Company’s relationships with its customers, employees, investors and the communities it serves regarding significant ESG matters and on strategies that affect and enhance the Company’s reputation;

(e)

review and report on the Company’s ESG performance to assess the effectiveness of the ESG policies, strategies and programs including, without limitation, the Company’s community giving and philanthropic programs;

(f)	review and approve the Company’s periodic ESG Report and other ESG-related reports as well as the Company’s ESG metrics and benchmarks;

(g)	review and assess the effectiveness of the prior year’s ESG initiatives;

(h)	review and provide guidance on the annual budget in connection with the Company’s ESG initiatives; and

(i)	conduct an annual review of the Committee’s mandate and performance.

Additional Responsibilities

The Board may from time to time delegate additional responsibilities to the Committee.

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PENSION COMMITTEE

Current Members:

Name	Independent
Jan L. Innes (Chair)	Yes
Michael J. Cooper	Yes
Trevor English	Yes
Dr. Mohamed Lachemi	Yes

Our Main Responsibilities:

•

assist Rogers Communications Canada Inc. (“RCCI”) and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by RCCI and its affiliates (the “Plans”)

•	oversee the funding, administration, communication and investment management of the Plans and to select and monitor the performance of all third parties performing duties in respect of the Plans

Purpose of the Pension Committee

The Pension Committee (the “Committee”) shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling their delegated responsibilities in the following principal areas:

(i)	oversee the funding, administration, communication, and investment management of the Plans;

(ii)	select and monitor the performance of all third parties performing duties in respect of the Plans;

(iii)	approve amendments to the Plans;

(iv)	adopt amendment of any statement of investment policies and procedures (the “SIP&P”); and

(v)	review reports prepared in respect of the administration of the Plans and unaudited financial statements for the Plans.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of the Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint outside consultants to assist in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

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Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of RCCI and its affiliates, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside RCCI and its affiliates from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Affiliates of RCCI Participating in the Plans

RCCI and certain of its affiliates are the sponsors and administrators of the Plans. RCCI and these affiliates have delegated the authority and responsibility to administer the Plans to the Board and the Committee as described below.

Responsibilities of the Board

The Board has overall responsibility for the prudent administration of the Plans, including, without limitation, the following exclusive powers, duties, and responsibilities in respect of the Plans:

(a)	assesses the governance structure of the Plans;

(b)	approve the mandate of the Committee and appointing its members;

(c)	approve the adoption of and wind-up of any Plan with active members;

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(d)

approve all Significant Plan amendments where “Significant” means an amendment that increases total funding liabilities for any single Plan by an actuarially calculated present value of $5,000,000 or that reflect changes in company policy towards retirement benefits;

(e)	receive reports prepared by the Committee in respect of the administration of the Plans; and

(f)	approve any funding strategy for the Plans which departs from that recommended by the Plans’ actuarial advisors.

Responsibilities of the Committee

The Committee has the following specific powers, duties, and responsibilities in respect of the Plans:

(a)

monitor and oversee the administration of the Plans, including duties and responsibilities assigned to certain employees of RCCI and its affiliates, any third party who holds pension funds on behalf of the Plans such as a custodian or insurance company (each a “funding agent”), investment managers, and other actuarial and financial advisors retained by RCCI, as follows:

(i)	review and approve, where applicable, reports, statements, and valuations required under the Plans pertaining to administration, investment policy and performance, and funded status of the Plans,

(ii)

monitor new developments and applicable law with respect to the Plans and compliance with requirements of applicable federal and provincial legislation, rules, and regulations with respect to reporting, filing, and registration,

(iii)	monitor the appropriateness of the Plans’ designs and the provision of relevant information to the members of the Plans,

(iv)	approve the appointment and remuneration and overseeing the performance of the investment manager(s), funding agents, auditors, and other agents and advisors appointed in respect of the Plans,

(v)

ensure that contracts, agreements, and mandates, where appropriate, are signed and in place with the investment managers, funding agents, and other agents and advisors in respect of the administration of the Plans, and

(vi)

oversee the investment philosophy, policies, and strategies of the investment manager(s) of the Plans. This includes reviews with the investment manager(s) of the investment performance of the funds of the Plans with the assistance of such independent investment review services as the Committee deems appropriate;

(b)

approve amendments, other than Significant amendments, to the Plans and related funding/trust agreements not within the exclusive authority of the Board set out above, provided that the Committee advises the Board of all such amendments approved by the Committee;

(c)	adopt annual or more frequent review and amendment of any SIP&P;

(d)	review annual or more frequent reports prepared in respect of the administration of the Plans by officers of RCCI, the auditors of the Plans, and other agents and advisors;

(e)	receive, review, and approve audited and unaudited financial statements for the Plans;

(f)	report to the Board and to the boards of the affiliates on the above matters and on other matters deemed material by the Committee; and

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(g)	perform such other duties and responsibilities as are delegated to it by the Board from time to time.

Standard of Care

Each member of the Board and Committee shall act with the care, diligence, and skill that a person of ordinary prudence would exercise in dealing with the property of another person and shall use all relevant knowledge and skill that a member of the Board or member of the Committee possesses or ought to possess as a member of the Board or the Committee.

Compliance with Plans and Law

In fulfilling their duties, the Board and the Committee shall act in a manner which is consistent in all material respects with the terms of the Plans, the terms of any funding/trust agreements associated with the Plans, the terms of any applicable collective agreement, and all applicable and relevant legislation, including the federal Pension Benefits Standards Act, 1985 (pursuant to which all the Plans are currently registered) and all applicable provincial pension benefits standards legislation and all regulations thereunder, as amended from time to time.

EXECUTIVE COMMITTEE

Current Members:

Name	Independent
Edward S. Rogers (Chair)	No
Robert J. Gemmell	Yes
David A. Robinson	Yes

Our Main Responsibilities:

•	approve the final terms of transactions previously approved by the Board of Directors (the “Board”)

•	monitor the implementation of policy initiatives adopted by the Board

Purpose of the Executive Committee

Subject to the Business Corporations Act (British Columbia) and the Articles of Rogers Communications Inc. (the “Company”), the Executive Committee (the “Committee”) shall possess and may exercise all the powers, authorities, and discretions vested in or exercisable by the Board of Directors (the “Board”) of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

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The Committee shall have the right to appoint an outside consultant to assist in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Executive Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

In addition to any other duties and responsibilities assigned to it from time to time by the Board, the Committee shall, when the Board is not in session, have full power to supervise the management of the business and affairs of the Company and shall have, and may exercise, all or any of the powers vested in and exercisable by the Board, subject only to applicable law.

The responsibilities of the Committee shall include those listed below, where requested by the Board. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	approve the final terms of transactions previously approved by the Board; and

(b)	monitor the implementation of policy initiatives adopted by the Board.

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FINANCE COMMITTEE

Current Members:

Name	Independent
Edward S. Rogers (Chair)	No
Robert J. Gemmell	Yes
Bradley S. Shaw	No

Our Main Responsibilities:

Review and report to the Board of Directors (the “Board”) or a committee of the Board on certain matters, including:

•	financings (including share issuances)

•

commitments (actual or contingent) in the ordinary course of business of either more than $200 million per year in the aggregate by one or a series of transactions, or alternatively when the cumulative value for all years is more than $500 million in the aggregate and in either case are not cancellable by Rogers for convenience without penalty of more than $200 million

•	commitments (actual or contingent) outside of the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions

•	alliance, branding, licence, partnership and joint venture arrangements involving more than $50 million

•	granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

•

granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

•	consider candidates for appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable

Purpose of the Finance Committee

The Finance Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	financings (including share issuances);

(ii)	unbudgeted transactions, alliance branding, license, partnership, or joint venture arrangements; and

(iii)	considering candidates for the appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the

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Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

Without derogating from the duties, rights, and prerogatives of the Board, the responsibility of the Committee shall be to review and report to the Board or any other committee of the Board on the following matters prior to their submission to the Board or to any other committee of the Board or the execution of filing of any document required to implement any such matter,

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including with any governmental or regulatory authority. The Committee will endeavour to report to the Board or any other committee of the Board on any matter referred to it within 14 business days.

(a)

financings (including the issuance of securities of the Company or rights to convert or exchange into or acquire securities of the Company, other than employee share options or employee share purchase plans approved by the Board or the Human Resources Committee), credit facilities, the creation, incurrence, or assumption of borrowings from third parties and the granting or assumption of guarantees, commitments, or support agreements, contingent or otherwise (including the refinancing, refunding, extension, amendment, restructuring, novation, or regranting of any of the foregoing, whether currently existing or hereafter incurred), the acceleration or prepayment of debt, and the acquisition, redemption, or repurchase of securities of the Company or any subsidiary;

(b)	commitments (actual or contingent) (other than commitments solely between the Company and its wholly owned subsidiaries or between wholly owned subsidiaries of the Company) that are:

(i)

in the ordinary course of business of either more than $200 million per year in the aggregate by one or a series of transactions or alternatively when the cumulative value for all years is more than $500 million in the aggregate and in either case are not cancellable by Rogers for convenience without penalty of more than $200 million; or

(ii)

outside of the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions, including, without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combination and investments and loans by the Company or any subsidiary;

(c)	the engagement of financial, investment, or similar advisors by the Company or any of its subsidiaries in connection with transactions with a value in excess of $100 million in the aggregate;

(d)

alliance, branding, licence, relationship, joint venture, and partnership agreements involving liabilities or commitments, actual or contingent, by the Company or any of its subsidiaries (the “Rogers Companies”) in excess of $50 million in the aggregate by one or a series of transactions;

(e)

the grant or assumption of rights of first negotiation, first offer, or first refusal, contingent or otherwise, (other than between Rogers Companies) in respect of any property or asset of any Rogers Company that has an estimated fair market value in excess of $50 million;

(f)

the grant of rights or assumption of obligations by any Rogers Company of any non-competition covenant or exclusivity undertaking in favour of any person (other than a Rogers Company) which is for a term in excess of two years and is in respect of a line of business that had revenues of at least $50 million in the most recent fiscal year or is in respect of the supply of products or service that involves estimated expenditures of over $50 million in the aggregate by one or a series of transactions; and

(g)	candidates for appointment as the Chief Financial Officer and Chair of the Audit and Risk Committee of any Rogers Company.

The Board may from time to time delegate additional responsibilities to the Committee.

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NOMINATING COMMITTEE

Current Members:

Name	Independent
Edward S. Rogers (Chair)	No
Robert J. Gemmell	Yes
Jan L. Innes	Yes
David A. Robinson	Yes

Our Main Responsibilities:

•	review, consider and/or initiate proposals for nomination of directors to the Board of Directors (the “Board”) and the boards of directors of our wholly owned subsidiaries

•	interview all shortlisted candidates

•	assess incumbent directors for re-nomination to the Board

•	establish criteria for and recommend prospective members for our and our affiliates’ boards

Purpose of the Nominating Committee

The Nominating Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	review and consider proposals for nomination of directors to the Board; and

(ii)	assess incumbent directors for re-nomination to the Board.

Membership

The Committee shall be comprised of not less than three members of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

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Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)

receive and/or initiate proposals for nomination of individuals for election to the Board and to the boards of directors of the wholly-owned subsidiaries of the Company, and to review and consider such proposals;

(b)	interview all short listed candidates;

(c)	assess incumbent directors for re-nomination to the Board and/or committees of the Board;

(d)

establish criteria for prospective members of the Board and/or committees of the Board incorporating the skillsets and other needs of the Company and the boards of directors of the Company’s affiliates;

(e)

recommend, in a timely fashion, to the Board and to the boards of directors of wholly- owned subsidiaries, the names of individuals to be nominated for election as members of the Board, members of Board committees and members of the boards of directors of wholly-owned subsidiaries, respectively;

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(f)	where a director makes a change in principal occupation, the Committee shall determine the appropriateness of the director continuing on the Board and report at the next Board meeting;

(g)

consider and make recommendations for individuals to be nominated for election as members of the boards of directors of corporations that are not wholly-owned and in which the Company may have a controlling or significant interest;

(h)	develop a multi-year succession plan for all Board members and review and update annually as necessary; and

(i)	provide education and orientation program for new directors.

HUMAN RESOURCES COMMITTEE

Current Members:

Name	Independent
Ivan Fecan (Chair)	Yes
Jan L. Innes	Yes
David A. Robinson	Yes

Our Main Responsibilities:

•	review, recommend for Board of Directors’ (the “Board”) approval and where applicable, approve, executive compensation and severance policies

•	review Rogers Communications Inc.’s (the “Company”) compensation, benefit, and wealth accumulation programs (design and competitiveness)

•	review the Company’s senior executives’ management development and succession planning

•	set performance objectives for the Chief Executive Officer (CEO), which encourage the Company’s long-term financial success and regularly measure the CEO’s performance against these objectives

•	review and recommend for approval by the Board, competitive compensation that meets the Company’s hiring, retention, and performance objectives, as recommended, for the CEO

•	review and approve, competitive compensation that meets the Company’s hiring, retention, and performance objectives, the recommended compensation for the following positions:

i.	all officers reporting to the CEO and certain other senior officers; and

ii.	Family Members of the above employees and Board directors employed by the Company and its affiliates, unless it is in line with Rogers standard compensation practices.

•

produce a report on executive compensation for the benefit of shareholders, which is published in the Company’s annual proxy circular, and review, as appropriate, any other material public disclosures concerning executive compensation

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Purpose of the Human Resources Committee

The Human Resources Committee (the “Committee”) shall review, approve, and recommend to the Board any material changes to the Company’s executive compensation and severance policies to ensure that such policies are designed to provide the CEO and the employees of the Company and its subsidiaries with fair and competitive compensation. The Committee shall oversee the design and administration of the Company’s total rewards programs, as outlined in the Responsibilities section below. In addition the Committee shall review the Company’s human resources development, succession planning, diversity policy and performance evaluation programs and make recommendations to ensure that such programs are established and operating effectively.

Independence

The Committee shall be composed of a majority of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

The Committee shall meet regularly without management present.

The Committee shall have the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on executive compensation.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom, including the Chair of the Committee (the “Chair”), shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The CEO may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside compensation advisor to assist it in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be an independent director, chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

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Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose.

(a)

review and recommend to the Board any material changes to the Company’s compensation policies and programmes including short-term incentive plans, long-term incentive plans, benefit plans, perquisite plans, savings plans, and pension plans. With respect to the Company’s short-term and long-term incentive plans, this review includes an assessment of their impact on risk-taking to ensure the plans do not incent risk-taking beyond the Company’s risk tolerance;

(b)	review and approve, the plan targets, components, and payouts for the short-term and long-term incentive plans;

(c)	on an annual basis, review the Company’s succession and diversity plans, with respect to those roles currently occupied by Subject Employees, as defined below;

(d)

review and recommend for Board approval the terms of employment and compensation arrangements for the CEO. With respect to the CEO, following input from the members of the Board of Directors and in consultation with the Chair of the Board of the Directors, the Committee will at least annually:

(i)	establish performance goals and corresponding incentive compensation award levels;

(ii)	review actual performance against established goals and the objectives set out in the CEO’s job description; and

(iii)	review and recommend for Board approval, incentive compensation awards;

(e)	consider and recommend for Board approval any CFO appointment, in alignment with the Finance Committee mandate;

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(f)	review, based on the recommendations of the CEO, and the Chair on behalf of the Committee may approve the level of all forms of compensation and terms of employment relating to:

(i)	Named Executive Officers (as defined under applicable Canadian securities laws), excluding the CEO, for the Company and its affiliates;

(ii)	all Officers reporting to the CEO and all Officers at the E1 and E2 level;

(iii)

Family Members of the employees in (i) and (ii) above and Board of Directors, who are employed by the Company and its affiliates, at the Director level and above to the extent that there is a deviation from Rogers standard compensation practices for the level or role. “Family Members” means, with respect to a Subject Employee (the individuals referred to in terms (i) and (ii) as well as board members being collectively referred to as the “Subject Employees”), a person’s spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law, and anyone who shares such person’s home; and

(iv)	executives at the E3 and E4 levels, to the extent there is a deviation from the approved Executive Compensation Policies;

(g)

review, based on the recommendations of the CEO, and recommend for approval to the identified Control Owner, per Major League Baseball regulations, the level of all forms of compensation to be paid to the President and CEO, Toronto Blue Jays;

(h)	review and approve the performance objectives and corresponding payout levels under approved incentive plans for Subject Employees, excluding the CEO;

(i)

consider and approve a pool of long-term incentive awards, consistent in terms with the Company’s approved plans, that are available for grant at the discretion of the CEO, subject to the following limitations which will be set by the Committee on an annual basis:

(i)	the maximum award value that may be granted under awards to participants within defined levels;

(j)

review and approve the Company’s standard severance policy, as well as the terms of any severance provision or settlement being contemplated for a current or prospective employee that is included in the group of employees included under the definitions of Subject Employee or Family Member. The Committee is also responsible to review and approve the terms of severance or any settlement with executives at the E3 and E4 levels, where the severance terms exceed the severance pursuant to the approved Executive Compensation Policies and procedures;

(k)	monitor the administration of the Company’s long-term incentive plans, employee share accumulation plans, and group savings plans (RRSPs and TFSA);

(l)	review and approve the executive compensation sections of the Company’s annual proxy circular and other public filings; and

(m)	conduct an annual review of the Committee’s mandate and performance.

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Appendix D

ROGERS COMMUNICATIONS INC.

DIRECTORS’ RESTRICTED SHARE UNIT PLAN

EFFECTIVE AS OF [APRIL 24], 2024

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Rogers Communications Inc.

Directors’ Restricted

Share Unit Plan

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ARTICLE 1

GENERAL PROVISIONS

1.1	Purpose

The purpose of the Rogers Communications Inc. Directors’ Restricted Share Unit Plan is to promote a greater alignment of interests between directors of the Corporation and the shareholders of the Corporation.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Annual Entitlement” has the meaning ascribed thereto in Section 2.1(d);

(b)

“Applicable Withholding Taxes” means any and all taxes and other source deductions or other amounts which the Corporation is required by law to withhold from any amounts to be paid or credited hereunder;

(c)

“Blackout Period” means the period of time when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by insiders or other specified persons, including any period in which insiders or other specified persons are in possession of material undisclosed information;

(d)	“Board” means the Board of Directors of the Corporation;

(e)	“Business Day” means any day, other than a Saturday or a Sunday, on which the Toronto Stock Exchange is open for trading;

(f)	“Change of Control” means:

(i)

the direct or indirect sale or disposition of, by conveyance, transfer, lease or otherwise, in any single transaction or series of related transactions, all or substantially all of the property or assets of the Corporation, other than to an entity which was an affiliate of the Corporation prior to the sale or disposition;

(ii)

a reorganization, amalgamation, merger, arrangement or combination of the Corporation with or into any other entity, which results in all of the persons who were the beneficial owners of the voting securities of the Corporation immediately prior to such reorganization, amalgamation, merger, arrangement or combination, together being entitled to exercise less than 50% of the voting rights attached to the outstanding voting securities of the entity resulting from the applicable transaction;

(iii)

a formal bid or tender offer for voting securities of the Corporation or other acquisition of voting securities of the Corporation being completed which results in the offeror, its affiliates and any other person acting jointly or in concert with the offeror together being entitled to exercise more than 50% of the voting rights attached to the outstanding voting securities of the Corporation; provided that, prior to such offer or acquisition, such persons were not entitled to exercise more than 50% of the voting rights attached to the outstanding voting securities of the Corporation; or

(iv)	any transaction or series of related transactions determined by the Board to be substantially similar to any of the transactions noted above;

provided that, in each case of clauses (i) through (iv) above, with respect to U.S. Eligible Directors, a Change of Control shall be limited to a “change in

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control event” as defined under Section 409A of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (collectively, “Section 409A”) to the extent necessary to avoid the imposition of taxes, penalties and interest under Section 409A;

(g)	“Class A Common Share” means a Class A “voting” common share of the Corporation;

(h)	“Class B Common Share” means a Class B “non-voting” common share of the Corporation;

(i)	“Code” means the Internal Revenue Code of 1986, as amended;

(j)	“Committee” means the Corporate Governance Committee of the Board, or such other persons designated by the Board;

(k)	“Corporation” means Rogers Communications Inc.;

(l)

“Determination Date” means, with respect to any fiscal quarter, the date used to determine the Fair Market Value of a Class B Common Share for the purposes of determining the number of Restricted Share Units to be granted in respect of that fiscal quarter to an Eligible Director, which date shall be the first Business Day of the fiscal quarter for which the Director’s Quarterly Remuneration is payable;

(m)

“Director’s Quarterly Remuneration” means all compensatory amounts, other than the Annual Entitlement, payable to an Eligible Director by the Corporation or any other corporation related to the Corporation for the purposes of the ITA in respect of the services provided to the Corporation or any other corporation related to the Corporation for the purposes of the ITA in the Eligible Director’s capacity as a member of a board of directors, by the Eligible Director in any fiscal quarter;

(n)	“Effective Date” has the meaning ascribed thereto in Section 1.4;

(o)	“Elected Portion” has the meaning ascribed thereto in Section 2.1(b);

(p)	“Eligible Directors” means all Non-CEO Directors, other than such directors excluded from participation from time to time in the sole discretion of the Committee;

(q)

“Fair Market Value” means, as of any date, the volume weighted average trading price of the Class B Common Shares on the Toronto Stock Exchange (or, if such shares are not then listed and posted for trading on the Toronto Stock Exchange, on such other stock exchange in Canada on which such Class B Common Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five Business Days on which Class B Common Shares traded on such exchange preceding the applicable date. If the Class B Common Shares are not listed on a Canadian stock exchange, the Fair Market Value shall be the value determined by the Committee based on the price per Class B Common Share on any other public exchange on which the shares are listed, or if the Class B Common Shares are not listed on any public exchange, by the Committee in its sole discretion acting in good faith;

(r)	“Fiscal Year” means the fiscal year of the Corporation or any other corporation related to the Corporation for which the Eligible Director provides services as a director;

(s)	“Grant Date” means:

(i)

the date the Committee approves the Restricted Share Units granted in connection with an Eligible Director’s Annual Entitlement, provided that, if the Annual Entitlement is approved during or within five Business Days immediately following a Blackout Period, the Grant Date in respect thereof shall be deemed to be the sixth Business Day immediately following the expiration of the Blackout Period;

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(ii)	the last Business Day of each fiscal quarter for Restricted Share Units granted in connection with an Eligible Director’s Elected Portion (unless otherwise determined by the Committee); and

(iii)	the next Business Day following the applicable dividend payment date for Restricted Share Units granted pursuant to Section 2.1(f) (unless otherwise determined by the Committee);

(t)	“insider” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time;

(u)	“ITA” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder;

(v)	“Non-CEO Director” means a director of the Corporation or any other corporation related to the Corporation for the purposes of the ITA, other than the Chief Executive Officer of the Corporation;

(w)	“Plan” means the Rogers Communications Inc. Directors’ Restricted Share Unit Plan, as amended or restated from time to time;

(x)

“Restricted Share Unit” means a right granted by the Corporation to an Eligible Director to acquire, on the basis set out in the Plan, a fully paid and non-assessable Class B Common Share issued from treasury;

(y)	“Restricted Share Unit Account” means the notional account maintained for the Eligible Director;

(z)	“security-based compensation arrangement” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual, as amended from time to time;

(aa)	“Separation from Service” means, with respect to a U.S. Eligible Director, any event that constitutes a separation from service under Treasury Regulation Section 1.409A-1(h);

(bb)	“Specified Employee” has the meaning set forth in Treasury Regulation Section 1.409A-1(i);

(cc)

“Termination Date” means the date on which an Eligible Director ceases to provide any services as a director or employee of the Corporation or any of its affiliates for any reason whatsoever; for further clarity, the Termination Date shall be the date on which notice of a termination of employment was given, the last day the Corporation or any of its affiliates requires the physical presence of the Eligible Director at work, the last day an Eligible Director serves as a member of the Board, or the end of any applicable statutory notice period, whichever is later; provided that, with respect to a U.S. Eligible Director, “Termination Date” shall mean the date of a U.S. Eligible Director’s Separation from Service to the extent necessary to avoid the imposition of taxes, penalties and interest under Section 409A. Any non-statutory notice period or severance period shall not be considered a period of employment for purposes of an Eligible Director’s rights under the Plan;

(dd)

“U.S. Eligible Director” means any Eligible Director who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code; or who is otherwise subject to the Code with respect to an award of Restricted Share Units;

(ee)

“Vesting Date” shall mean the day on which a Restricted Share Unit vests, or may vest, in the Eligible Director in accordance with Section 2.1(g), or such earlier date as is provided for in the Plan or is determined by the Committee; and

(ff)	“Written Election” has the meaning ascribed thereto in Section 2.1(b).

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1.3	Certain Rules of Interpretation

(a)

Whenever the Board or, where applicable, the Committee or any sub-delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee or the sub-delegate of the Committee, as the case may be.

(b)	As used herein, the terms “Article” and “Section” mean and refer to the specified Article or Section of this Plan.

(c)	Where the context so requires, words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, all references to money amounts are to Canadian currency.

1.4	Effective Date

The Plan became effective on [April 24], 2024 (the “Effective Date”).

1.5	Administration

Subject to the Committee reporting to the Board on all matters relating to the Plan and obtaining approval of the Board of those matters required by the Committee’s mandate, this Plan will be administered by the Committee which shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; (iii) grant Restricted Share Units to Eligible Directors, (iv) determine the vesting schedule, term, limitations, restrictions and conditions applicable to Restricted Share Units, (v) waive or amend any applicable vesting schedules, and (vi) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Director, the Eligible Director’s legal and personal representatives, the Corporation and all other persons. This Plan is intended to satisfy the requirements of Section 409A (to the extent applicable) and is intended not to be a “salary deferral arrangement” within the meaning of the ITA on the basis that it satisfies the requirements of section 7 of the ITA, and shall be interpreted and administered with such intent.

1.6	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.7	Class B Common Shares Reserved for Issuance

(a)

Subject to adjustment pursuant to Section 2.4, the maximum number of Class B Common Shares that may be issued under the Plan is 2,000,000. If any Restricted Share Units granted under this Plan are settled in cash, expire, terminate or are cancelled for any reason without being settled in the form of Class B Common Shares issued from treasury, the Class B Common Shares underlying such Restricted Share Units shall be available for subsequent issuance under this Plan. No fractional Class B Common Shares may be purchased or issued hereunder.

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(b)

Under no circumstances may the Plan, together with all of the Corporation’s other previously established or proposed security-based compensation arrangements result, at any time, in the number of Class B Common Shares reserved for issuance pursuant to Restricted Share Units and/or other units or stock options to any one person exceeding 5% of the aggregate number of outstanding Class A Common Shares and Class B Common Shares.

(c)

Any insider and that insider’s associates may not, within a 12 month period, be issued a number of Class B Common Shares under the Plan and/or under any other security-based compensation arrangement of the Corporation exceeding 5% of the aggregate number of outstanding Class A Common Shares and Class B Common Shares.

(d)

The number of Class B Common Shares that may be (i) issued to insiders within any one year period, or (ii) issuable to insiders at any time, in each case, under this Plan alone or when combined with all other security-based compensation arrangements of the Corporation, cannot exceed 10% of the aggregate number of outstanding Class A Common Shares and Class B Common Shares.

ARTICLE 2

ELECTION UNDER THE PLAN

2.1	Payment and Deferral of Director’s Quarterly Remuneration

Subject to such rules, approvals and conditions as the Committee may impose, the Committee may grant Restricted Share Units to such Eligible Directors as it in its discretion determines and an Eligible Director may elect to receive up to 100% of their Director’s Quarterly Remuneration in the form of Restricted Share Units with the remainder to be paid in cash.

(a)

Minimum Equity Amount. The Committee may require that a minimum portion or percentage of the Director’s Quarterly Remuneration for each Eligible Director be paid in equity, in which case such minimum portion or percentage shall be deferred into Restricted Share Units.

(b)

Method of Electing for Director’s Quarterly Remuneration. To elect a form or forms of payment of a Director’s Quarterly Remuneration, the Eligible Director shall complete and deliver to the Secretary of the Corporation, or other officer of the Corporation designated by the Committee, a written election (such written election, a “Written Election”), in the form set out in Schedule A, by no later than the last Business Day of the Fiscal Year immediately preceding the Fiscal Year respecting which any services are performed by the Eligible Director for which the Director’s Quarterly Remuneration becomes payable. The Eligible Director’s Written Election shall, subject to any minimum amount that may be required by the Committee, designate the portion or percentage of the Director’s Quarterly Remuneration for the applicable Fiscal Year that is to be deferred into Restricted Share Units (the “Elected Portion”) and the portion or percentage to be paid in cash. The Eligible Director’s most recently filed Written Election shall continue to apply to all subsequent Director’s Quarterly Remuneration payments until the Eligible Director submits another Written Election in accordance with this paragraph. The Written Election in respect of the Director’s Quarterly Remuneration in effect as of the last Business Day of any Fiscal Year shall be irrevocable for the subsequent Fiscal Year. If no Written Election is in effect, the Eligible Director shall be deemed to have elected to defer any minimum amount that may be required by the Committee into Restricted Share Units and to receive the

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balance of the Director’s Quarterly Remuneration for the applicable Fiscal Year in cash. Notwithstanding the foregoing, an initial election to defer a Director’s Quarterly Remuneration into Restricted Share Units may be made within 30 days after the Eligible Director first becomes eligible to participate in the Plan, with such election to apply to the Director’s Quarterly Remuneration of the Eligible Director for services to be performed after the election form has been filed.

(c)

Payment in Cash. The cash portion or percentage of the Director’s Quarterly Remuneration shall be paid in cash in the first month of each subsequent fiscal quarter for which the Director’s Quarterly Remuneration is payable.

(d)

Additional Restricted Share Units. In addition to the Elected Portion, in consideration of past services performed by Eligible Directors, the Committee may, in its absolute discretion, award Restricted Share Units to Eligible Directors. Unless otherwise determined by the Committee, the number of Restricted Share Units granted to each Eligible Director pursuant to this Section 2.1(d) shall be 2,500 Restricted Share Units per Fiscal Year (such grant pursuant to this Section 2.1(d), an “Annual Entitlement”). Following the satisfaction by an Eligible Director of any prescribed requirements respecting minimum ownership of Class B Common Shares or share equivalents (as may be established and modified by the Board or the Committee from time to time) and for so long as such minimum requirements are satisfied, an Eligible Director may elect to receive up to 1,500 of their Restricted Share Units (or such other number of Restricted Share Units as determined by the Committee from time to time in its absolute discretion) granted in connection with their Annual Entitlement in cash (which such election shall be conducted via a Written Election, in the applicable form set out in Schedule A). The cash payment to be paid to an Eligible Director in satisfaction of any such Restricted Share Units that are elected to be received in cash shall be (i) calculated by multiplying (A) the number of Restricted Share Units elected to be received in cash, by (B) the Fair Market Value per Class B Common Share as at the Grant Date for the Annual Entitlement, and (ii) paid as soon as practicable following the Grant Date for the Annual Entitlement (less Applicable Withholding Taxes). A Written Election pursuant to this Section 2.1(d) shall be completed and delivered to the Secretary of the Corporation by no later than the last Business Day of the Fiscal Year immediately preceding the Fiscal Year in respect of which any services are performed by the Eligible Director for which the Annual Entitlement becomes payable. The Eligible Director’s Written Election shall only apply to the Annual Entitlement for the Fiscal Year in respect of which the Written Election is delivered. The Written Election in respect of the Eligible Director’s Annual Entitlement in effect as of the last Business Day of any Fiscal Year shall be irrevocable for the subsequent Fiscal Year. If no such Written Election is in effect, the Eligible Director shall be deemed to have elected to receive all of their Annual Entitlement in Restricted Share Units. Notwithstanding the foregoing, an initial election to receive a portion of an Annual Entitlement in cash may be made within 30 days after the Eligible Director first becomes eligible to participate in the Plan, with such election to apply to the Eligible Director’s Annual Entitlement for services to be performed after the election form has been filed.

(e)

Receipt of Restricted Share Units. The Elected Portion as elected by an Eligible Director pursuant to the Plan shall be granted to the Eligible Director and credited to the Eligible Director’s Restricted Share Unit Account on the last Business Day of each fiscal quarter for which the Director’s Quarterly Remuneration is payable. The number of Restricted Share Units (rounded down to the nearest whole Restricted Share Unit) to be granted shall be determined by dividing the amount of the Director’s Quarterly Remuneration to be deferred into Restricted Share Units for the applicable fiscal quarter by the Fair Market Value per Class B Common Share on the Determination

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Date. The Restricted Share Units issuable in connection with an Eligible Director’s Annual Entitlement that are not otherwise elected to be paid in cash shall be granted to the Eligible Director and credited to the Eligible Director’s Restricted Share Unit Account on the applicable Grant Date.

(f)

Dividend Equivalents on Restricted Share Units. When dividends are paid on Class B Common Shares prior to the Vesting Date, additional Restricted Share Units will be automatically granted to each Eligible Director and credited to the Eligible Director’s Restricted Share Unit Account. Such dividend equivalent Restricted Share Units (rounded down to the nearest whole Restricted Share Unit) shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Class B Common Share by the number of Restricted Share Units recorded in the Eligible Director’s Restricted Share Unit Account on the record date for the payment of such dividend, by (ii) the Fair Market Value per Class B Common Share on the dividend payment date. Restricted Share Units granted in accordance with this Section 2.1(f) shall be subject to the same vesting conditions, forfeiture provisions and other terms applicable to the related Restricted Share Units.

(g)

Vesting of Restricted Share Units. Unless otherwise determined by the Committee or as otherwise contemplated pursuant to the Plan, Restricted Share Units shall vest on the third anniversary of the applicable Grant Date; provided that, if such date falls during or within five Business Days immediately following a Blackout Period, the Vesting Date shall be deemed to be the sixth Business Day immediately following the expiration of such Blackout Period.

(h)

Blackout Periods. Notwithstanding any other provision of the Plan, if a Blackout Period is in effect, an Eligible Director may not deliver a Written Election until the first day immediately following the expiration of the Blackout Period; provided, however, that, notwithstanding the foregoing, a Written Election by an Eligible Director must at all times be delivered by no later than the last day of the Fiscal Year immediately preceding the Fiscal Year with respect to which any services are performed by the Eligible Director for which the Director’s Quarterly Remuneration or the Annual Entitlement, as applicable, becomes payable, even if that last day falls within the Blackout Period.

2.2	Redemption of Restricted Share Units

(a)

Redemption of Vested Restricted Share Units. Subject to Section 3.17, as soon as practicable after the Vesting Date, the Corporation shall issue to the Eligible Director (or where the Eligible Director has died, their designated beneficiary or their estate, as applicable), without additional consideration, a whole number of Class B Common Shares equal to the whole number of vested Restricted Share Units held by the Eligible Director on the Vesting Date; provided that, notwithstanding the foregoing, any such issuance of Class B Common Shares upon redemption of the vested Restricted Share Units held by any U.S. Eligible Director shall occur within 90 days after the Vesting Date. No fractional Class B Common Shares shall be issued. Upon the issuance of the Class B Common Shares, the redeemed Restricted Share Units shall be cancelled.

(b)	Effect of Redemption of Restricted Share Units. An Eligible Director shall have no further rights respecting any Restricted Share Unit which has been redeemed.

(c)

No Acceleration or Delay. With respect to U.S. Eligible Directors, notwithstanding any provision in the Plan to the contrary, the acceleration or delay of the time or schedule of any redemption or payment due under the Plan is prohibited except as provided in Section 409A (including Treasury Regulation Section 1.409A-3(j)(4)).

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2.3	Effect of Change of Control

Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity (or a parent or subsidiary thereof) shall assume any outstanding Restricted Share Units or shall substitute similar share units for the outstanding Restricted Share Units; provided that any such assumption or substitution of outstanding Restricted Share Units held by a U.S. Eligible Director shall be effected in accordance with Section 409A (to the extent applicable). If the surviving, successor or acquiring entity (or a parent or subsidiary thereof) does not assume the outstanding Restricted Share Units or substitute similar share units for the outstanding Restricted Share Units, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Eligible Directors advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Restricted Share Units shall be deemed to be vested and, unless otherwise redeemed, forfeited or cancelled prior to the termination of the Plan, shall be redeemed immediately prior to the termination of the Plan; provided that, with respect to U.S. Eligible Directors, such termination of the Plan and any accelerated vesting and/or redemption of Restricted Share Units in connection with such termination shall be effected in accordance with Section 409A (to the extent applicable).

In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Restricted Share Units as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Eligible Directors; (ii) otherwise modify the terms of the Restricted Share Units to assist the Eligible Directors to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Restricted Share Units not redeemed following the successful completion of such Change of Control, in all cases, in compliance with Section 409A, to the extent applicable with respect to U.S. Eligible Directors. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Restricted Share Units which vest pursuant to this Section 2.3 shall be returned by the Corporation to the Eligible Director and the original terms applicable to such Restricted Share Units shall be reinstated.

2.4	Adjustments and Reorganizations

In the event of any stock dividend, stock split, or subdivision, consolidation, reclassification, exchange or other change with respect to the Class B Common Shares, or a merger, spinoff, or other distribution (other than ordinary course cash dividends) of the Corporation’s assets to its shareholders, the number of Restricted Share Units in the account of each Eligible Director and the number or kind of shares or other securities reserved for issuance under the Plan shall be adjusted in such manner, if any, as the Board may in its discretion deem appropriate to reflect the event. If the foregoing adjustment shall result in a fractional Restricted Share Unit or share, the fraction shall be disregarded. However, no amount will be paid to, or in respect of, an Eligible Director under the Plan or pursuant to any other arrangement, and no Restricted Share Units will be granted to such Eligible Director to compensate for a downward fluctuation in the price of Class B Common Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Director for such purpose. Notwithstanding anything in this Plan to the contrary, all adjustments made pursuant to this Section 2.4 shall be made in compliance with paragraph 7(1.4)(c) of the ITA and/or with Section 409A (including Treasury Regulation Section 1.409A-1(b)(5)), to the extent applicable.

2.5	Termination of Service

(a)

Termination of Service for reasons other than Death. If an Eligible Director experiences a Termination Date for any reason other than the Eligible Director’s death, then all Restricted Share Units held in the Eligible Director’s Restricted Share

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Unit Account on the Eligible Director’s Termination Date that are not then vested will vest effective as of the Termination Date and any such vested Restricted Share Units will be redeemed in accordance with Section 2.2(a) (which, for clarity, means that such vested Restricted Share Units held by a U.S. Eligible Director will be redeemed within 90 days after the Termination Date (or, solely to the extent necessary to comply with Section 409A, within 90 days after the third anniversary of the applicable Grant Date)); provided that, notwithstanding the foregoing, if the applicable Termination Date occurs during or within five Business Days immediately following a Blackout Period, the Vesting Date for the Restricted Share Units that vest pursuant to this Section 2.5(a) shall be deemed to be the sixth Business Day immediately following the expiration of such Blackout Period.

(b)

Death of Eligible Director. In the event of the death of an Eligible Director, all Restricted Share Units held in the Eligible Director’s Restricted Share Unit Account as of the Eligible Director’s death that are not then vested shall vest effective as of the date of the Eligible Director’s death and will be redeemed to the Eligible Director’s legal representative as soon as practicable following the date of the Eligible Director’s death (but in any event within 90 days after the date of the Eligible Director’s death if such Eligible Director is a U.S. Eligible Director); provided that, notwithstanding the foregoing, if the Eligible Director’s death occurs during or within five Business Days immediately following a Blackout Period, the Vesting Date for the Restricted Share Units that vest pursuant to this Section 2.5(b) shall be deemed to be the sixth Business Day immediately following the expiration of such Blackout Period.

ARTICLE 3

GENERAL

3.1	Transferability of Awards

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

3.2	Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded. To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation. This Plan is not intended to be, and shall not be, subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.

3.3	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and an Eligible Director, including without limitation, the estate of such Eligible Director and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or Eligible Director’s creditors.

3.4	Amendment, Suspension or Termination of the Plan or Restricted Share Units

(a)	The Committee may amend or suspend any provision of the Plan or any Restricted Share Unit, or terminate this Plan, at any time, subject to those provisions of applicable

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law and the rules, regulations and policies of the Toronto Stock Exchange, if any, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein or as required pursuant to applicable law, no action of the Committee or security holders may materially adversely alter or impair the rights of an Eligible Director under any Restricted Share Unit previously granted to the Eligible Director without the consent of the affected Eligible Director. Without limiting the generality of the foregoing, the Committee may make the following types of amendments to this Plan or any Restricted Share Units without seeking security holder approval:

(i)

amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Restricted Share Unit or to correct or supplement any provision of this Plan or any Restricted Share Unit that is inconsistent with any other provision of this Plan or any Restricted Share Unit;

(ii)	amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of the Toronto Stock Exchange;

(iii)	amendments necessary for Restricted Share Units to qualify for favourable treatment under applicable tax laws;

(iv)	amendments to the vesting provisions of this Plan or any Restricted Share Unit;

(v)	amendments to the termination or early termination provisions of this Plan or any Restricted Share Unit; and

(vi)	amendments necessary to suspend or terminate this Plan.

(b)	Security holder approval will be required for the following types of amendments:

(i)	any amendment to increase the maximum number of Class B Common Shares issuable under this Plan, other than pursuant to Section 2.4;

(ii)	any amendment extending eligibility to participate in the Plan to persons other than Non-CEO Directors;

(iii)	any amendment to remove or to exceed the insider participation limit set out in Section 1.7(d);

(iv)	any amendment which deletes or reduces the range of amendments which require approval by the security holders of the Corporation under this Section 3.4(b); and

(v)	amendments required to be approved by security holders under applicable law or the rules, regulations and policies of the Toronto Stock Exchange.

3.5	Compliance with Laws

The Committee may postpone any redemption of any Restricted Share Unit or the issue of any Class B Common Shares pursuant to this Plan for as long as the Committee in its discretion may deem necessary in order to permit the Corporation to effect or maintain qualification of the Class B Common Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Class B Common Shares are exempt from that qualification. The Corporation is not obligated by any provision of this Plan or grant hereunder to sell or issue Class B Common Shares in violation of any applicable law. In addition, if the Class B Common Shares are listed on a stock exchange, the Corporation will have no obligation to issue any Class B Common Shares pursuant to this Plan until such Class B Common Shares have been duly listed.

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3.6	Compliance with Section 409A

(a)

Restricted Share Units held by U.S. Eligible Directors are intended to comply with Section 409A or an exemption therefrom, and each provision of the Plan shall be interpreted and construed consistent with such intent. To the extent that any Restricted Share Unit is subject to Section 409A, it shall be paid or settled solely in a manner that complies with Section 409A.

(b)

If any provision of the Plan contravenes Section 409A or could cause a U.S. Eligible Director to incur any tax, interest or penalties under Section 409A, the Committee may, in its sole discretion and without the U.S. Eligible Director’s consent, modify such provision to: (i) comply with, or avoid being subject to, Section 409A, or to avoid incurring taxes, interest and penalties under Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Eligible Director of the applicable provision without materially increasing the cost to the Corporation or contravening Section 409A. However, the Corporation shall have no obligation to modify the Plan and does not guarantee that the Restricted Share Units will not be subject to taxes, interest and penalties under Section 409A.

(c)

If an award of Restricted Share Units to a U.S. Eligible Director provides for a redemption or payment to be made within a window of time (e.g., “within 90 days”), the date that redemption or payment actually occurs will be within the sole and absolute discretion of the Committee (excluding the U.S. Eligible Director to the extent he or she is then serving on the Committee).

(d)

If, on the date of the U.S. Eligible Director’s Separation from Service, the U.S. Eligible Director is a Specified Employee, then, to the extent required to comply with Section 409A, any redemption or payment to the U.S. Eligible Director under the Plan due to, and upon or within six months following, the U.S. Eligible Director’s Separation from Service (other than due to death) will be postponed and instead will occur a single lump sum, without interest, on the Corporation’s or other related corporation’s first regular payroll date occurring more than six months after the U.S. Eligible Director’s Separation from Service; provided, that if the U.S. Eligible Director dies prior to the redemption or payment postponed hereunder, such redemption or payment will be made to the U.S. Eligible Director’s designated beneficiary or estate (as applicable) within 90 days following the U.S. Eligible Director’s death.

(e)

Notwithstanding anything herein to the contrary, U.S. Eligible Directors (and their beneficiaries and estates) shall be responsible for all taxes (including any penalties or interest) with respect to any Restricted Share Units, Class B Common Shares or other payments and benefits provided under the Plan (whether under Section 409A or otherwise). None of the Corporation, the Board, the Committee or any affiliate thereof makes any guarantee to any person or entity regarding the tax treatment of the Restricted Share Units, Class B Common Shares or other payments and benefits provided under the Plan. Without limiting the generality of the foregoing, none of the Corporation, the Board, the Committee or any affiliate thereof guarantees that the Restricted Share Units, Class B Common Shares or other payments and benefits provided under the Plan will not be subject to taxes, interest and penalties under Section 409A, and none of them will have any liability to a U.S. Eligible Director or to any other person or entity if any award, payment or benefit provided under the Plan that is intended to comply with Section 409A or an exemption therefrom is found to be noncompliant.

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3.7	Reorganization of the Corporation

The existence of any Restricted Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

3.8	No Right to Service or other Benefits

Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Eligible Director a right to continue his or her appointment or employment and shall not interfere with any right of the shareholders of the Corporation to remove any Eligible Director at any time or the right of the Corporation or any of its affiliates to terminate the employment of any Eligible Director at any time. The amount of any compensation received or deemed to be received by an Eligible Director as a result of the grant, vesting or redemption of any Restricted Share Unit will not constitute compensation with respect to which any other employee benefits of that Eligible Director are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance, severance, termination or salary continuation plan, except as otherwise specifically determined by the Committee. Nothing in this Plan shall be construed to provide any Eligible Director with any rights whatsoever to (i) compensation or damages in lieu of notice, (ii) continued participation in, or entitlements under, the Plan, or (iii) compensation for any loss of any right or benefit or prospective right or benefit under the Plan which such Eligible Director might otherwise have enjoyed, as a consequence of an Eligible Director’s termination of employment (regardless of the reason for the termination and the party causing the termination, including a termination without cause, wrongful dismissal or a breach of contract).

3.9	No Shareholder Rights

Under no circumstances shall Restricted Share Units be considered Class B Common Shares or shares of any other class of the Corporation, nor entitle any Eligible Director to exercise any rights attaching to the ownership of Class B Common Shares, until such time as and only to the extent such Class B Common Shares have been issued to the Eligible Director in accordance with the terms hereof.

3.10	No Tax Advice

The Corporation does not assume responsibility for the income or other tax consequences for Eligible Directors and they are advised to consult with their own tax advisors.

3.11	Corporate Action

Nothing contained in this Plan shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Restricted Share Unit.

3.12	Personal Information

Each Eligible Director shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Eligible Director

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acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Committee and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Eligible Director’s jurisdiction of residence), for purposes of the administration of the Plan. Each Eligible Director consents to such disclosure and authorizes the Corporation to make such disclosure on the Eligible Director’s behalf.

3.13	International Eligible Directors

With respect to Eligible Directors who reside or work outside Canada and the United States, the Committee or the Board may, in its sole discretion, amend, or otherwise modify the terms of the Plan or Restricted Share Units with respect to such Eligible Directors in order to conform such terms with the provisions of local law, and the Committee or the Board may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

3.14	Electronic Delivery

The Committee or the Board may from time to time establish procedures for (i) the electronic delivery of any documents that the Corporation may elect to deliver (including, but not limited to, Plan documents, award notices and agreements, and all other forms of communications) in connection with any award made under the Plan, (ii) the receipt of electronic instructions from Eligible Directors and/or (iii) an electronic signature system for delivery and acceptance of any such documents. Compliance with such procedures shall satisfy any requirement to provide documents in writing and/or for a document to be signed or executed.

3.15	Submission To Jurisdiction

The Corporation and each Eligible Director irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating in any way to the Plan, including with respect to the grant of Restricted Share Units and any issuance of Class B Common Shares made in accordance with the Plan.

3.16	Non-Exclusivity

Nothing contained herein will prevent the Committee or the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Director, subject to any required regulatory or shareholder approval.

3.17	Tax Consequences

(a)

It is the responsibility of the Eligible Director to complete and file any tax returns which may be required under applicable tax laws within the periods specified in those laws as a result of the Eligible Director’s participation in the Plan. The Corporation shall not be held responsible for any tax consequences to an Eligible Director as a result of the Eligible Director’s participation in the Plan.

(b)

Notwithstanding any other provision contained herein, an Eligible Director shall be solely responsible for all Applicable Withholding Taxes resulting from his or her receipt of Restricted Share Units, Class B Common Shares or other property pursuant to this Plan. In connection with the issuance of Class B Common Shares pursuant to this Plan, an Eligible Director shall:

(i)

pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial, local or other law relating to the Applicable Withholding Taxes in connection with such issuance;

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(ii)

authorize the Corporation, on behalf of the Eligible Director, to sell in the market on such terms and at such time or times as the Corporation determines a portion of the Class B Common Shares issued hereunder to realize cash proceeds to be used to satisfy the Applicable Withholding Taxes;

(iii)

elect to surrender, subject to the prior consent of the Corporation, such number of vested Restricted Share Units to the Corporation for an amount which shall be used to satisfy the Applicable Withholding Taxes. The number of vested Restricted Share Units that may be surrendered shall be equal to the Applicable Withholding Taxes divided by the Fair Market Value of a Class B Common Share on the Vesting Date (rounded up to the nearest whole vested Restricted Share Unit); or

(iv)	make other arrangements acceptable to the Corporation to fund the Applicable Withholding Taxes.

3.18	No Liability

The Corporation shall not be liable to any Eligible Director for any loss resulting from a decline in the market value of any Class B Common Shares.

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SCHEDULE A

ELECTION FORM

The undersigned, being an Eligible Director for purposes of the Rogers Communications Inc. Directors’ Restricted Share Unit Plan (the “Plan”), hereby elects for the Fiscal Year 20 :

(i)

to defer    % of the Director’s Quarterly Remuneration into Restricted Share Units and to have the balance, if any, of the Director’s Quarterly Remuneration paid in cash, net of Applicable Withholding Taxes, pursuant to Section 2.1(b) of the Plan; and

(ii)

to receive    [1] Restricted Share Units comprising the Annual Entitlement in cash and to have the balance, if any, of the Annual Entitlement paid in Restricted Share Units, pursuant to Section 2.1(d) of the Plan. In connection with this election, the undersigned hereby confirms that the undersigned has satisfied all prescribed requirements respecting minimum ownership of Class B Common Shares or share equivalents as at the date hereof.

This election is irrevocable for the Fiscal Year set out above.

This election shall continue to apply to all subsequent Director’s Quarterly Remuneration payments until the undersigned submits another written election and upon commencement of a Fiscal Year shall be irrevocable for that Fiscal Year.

This election in respect of the Annual Entitlement shall only apply for the Fiscal Year set out above. Any election in respect of the Annual Entitlement for a subsequent Fiscal Year will require the submission of another written election by the undersigned in respect of that Fiscal Year and upon commencement of the Fiscal Year shall be irrevocable for that Fiscal Year.

The undersigned agrees to hold the Restricted Share Units referred to herein subject to the terms and conditions of the Plan.

All capitalized terms in this election shall have the meaning ascribed thereto in the Plan.

DATED     , 20 .

Signature

Name (Please Print)

[1]	Note: Insert number up to 1,500 (or such other maximum number as the Committee has specified).

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SHAREHOLDER INFORMATION AND INQUIRIES

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario, Canada M4W 1G9 416.935.7777 or rogers.com

Transfer Agent: TSX Trust Company

By mail:

301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1

Tel: 1.800.387.0825 (US and Canada) / 416.682.3860

  (Outside North America)

Fax: 1.888.249.6189

E-mail:shareholderinquiries@tmx.com

Website:www.tsxtrust.com

ROGERS CUSTOMER SERVICE 1.888.764.3771 or rogers.com/support	Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact TSX Trust Company as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts, and others requiring additional financial information can visit investors.rogers.com or contact: investor.relations@rci.rogers.com or 647.435.6470 / 1.844.801.4792. For media inquiries: 647.643.6397.

Online Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit investors.rogers.com where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices and our continuous disclosure materials, including quarterly financial releases, Annual Information Forms and Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (DRIP)

TSX Trust Company administers a dividend reinvestment plan for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit https://tsxtrust.com/a/investor-hub/, or contact TSX Trust Company as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Shareholders may elect to receive e-mail notifications of future shareholder meetings and the availability of related financial statements and proxy materials by following the instructions found at the front of this circular. This approach gets information to shareholders more quickly than conventional mail and helps to protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of this stock comes exclusively from 100% post-consumer fibre; is manufactured using renewable energy – biogas – and is processed chlorine free (“PCF”). This information circular is fully recyclable.